IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1 TO THE FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Clifton Savings Bancorp, Inc.
Exact Name of Registrant as Specified in Charter

0001240581
Registrant CIK Number

Exhibit 99.1 to the Form S-1/A
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part give period of report)

333-106116
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clifton, State of New Jersey, on September 24, 2003.

CLIFTON SAVINGS BANCORP, INC.

By: John A. Celentano, Jr.
John A. Celentano, Jr.
Chairman of the Board and
Chief Executive Officer

00223942.WPD

Clifton Savings Bancorp, Inc.

Conversion Valuation Appraisal

Update As Amended

September 11, 2003

Table of Contents
Clifton Savings Bancorp, Inc.
Clifton, New Jersey

TABLE OF CONTENTS I

INTRODUCTION 1

1. OVERVIEW AND FINANCIAL ANALYSIS 4

- GENERAL OVERVIEW 4
- HISTORY 5
- STRATEGIC DIRECTION 6
- BALANCE SHEET TRENDS 9
- LOAN PORTFOLIO 12
- INVESTMENTS 15
- INVESTMENTS AND MORTGAGE-BACKED SECURITIES 16
- ASSET QUALITY 17
- FUNDING COMPOSITION 20
- ASSET/LIABILITY MANAGEMENT 22
- NET WORTH AND CAPITAL 23
- INCOME AND EXPENSE TRENDS 24
- LEGAL PROCEEDINGS 29
- SUBSIDIARIES 29

2. MARKET AREA ANALYSIS 30

- MARKET AREA DEMOGRAPHICS 31
- MARKET AREA DEPOSIT CHARACTERISTICS 35

3. COMPARISONS WITH PUBLICLY TRADED THRIFTS 40

- INTRODUCTION 40
- SELECTION SCREENS AND CRITERIA 41

4. MARKET VALUE DETERMINATION 47

- COMPARABLE GROUP ADJUSTMENTS 47
- BALANCE SHEET STRENGTH 49
- ASSET QUALITY 52
- PROFITABILITY AND GROWTH 53

EARNINGS QUALITY 55
DIVIDENDS 57
LIQUIDITY OF THE ISSUE/SIZE OF THE OFFERING 59
RECENT REGULATORY MATTERS 61
MARKET FOR SEASONED THRIFT STOCKS 62
ACQUISITION MARKET 68
ADJUSTMENTS TO VALUE IN RELATION TO THE COMPARABLE GROUP 70

5. OTHER FACTORS 71

MANAGEMENT 71
MARKET AREA 72
SUBSCRIPTION INTEREST 75
ADJUSTMENTS TO VALUE IN RELATION TO OTHER FACTORS 78

6. VALUATION 79

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES 79
FULL OFFERING VALUE IN RELATION TO COMPARABLES 81
COMPARISON TO RECENT AND HISTORICAL STANDARD CONVERSIONS 83
VALUATION CONCLUSION 85

List of Figures
Clifton Savings Bancorp, Inc.
Clifton, New Jersey

FIGURE 1 – CURRENT FACILITIES LIST 4
FIGURE 2 - ASSET AND RETAINED EARNINGS CHART 9
FIGURE 3 - KEY BALANCE SHEET DATA 10
FIGURE 4 - KEY RATIOS 11
FIGURE 5 - NET LOANS RECEIVABLE CHART 12
FIGURE 6 - LOAN MIX AS OF JUNE 30, 2003 CHART 13
FIGURE 7 - LOAN MIX 14
FIGURE 8 - SECURITIES CHART 15
FIGURE 9 - INVESTMENT MIX 16
FIGURE 10 - ASSET QUALITY CHART 17
FIGURE 11 - NON-PERFORMING LOANS 18
FIGURE 12 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART 19
FIGURE 13 - DEPOSIT AND BORROWING TREND CHART 20
FIGURE 14 - DEPOSIT MIX 21
FIGURE 15 - NET PORTFOLIO VALUE 22
FIGURE 16 - CAPITAL ANALYSIS 23
FIGURE 17 - NET INCOME CHART 24
FIGURE 18 - AVERAGE YIELDS AND COSTS 25
FIGURE 19 - SPREAD AND MARGIN CHART 26
FIGURE 20 - INCOME STATEMENT TRENDS 27
FIGURE 21 - PROFITABILITY TREND CHART 28
FIGURE 22 – MARKET AREA MAPS 30
FIGURE 23 - POPULATION DEMOGRAPHICS 31
FIGURE 23 - POPULATION DEMOGRAPHICS 2 32
FIGURE 24 - HOUSEHOLD CHARACTERISTICS 33
FIGURE 24 - HOUSEHOLD CHARACTERISTICS 2 34
FIGURE 25 - 1433 VAN HOUTEN MARKET SHARE 35
FIGURE 26 – 646 VAN HOUTEN AVE MARKET SHARE 35
FIGURE 27 – CLIFTON AVE MARKET SHARE 36
FIGURE 28 – LANZA AVE MARKET SHARE 36
FIGURE 29 – LAKEVIEW AVE AND VILLAGE SQUARE MARKET SHARE 37
FIGURE 30 – PALISADE AVE MARKET SHARE 37
FIGURE 31 – VALLEY ROAD MARKET SHARE 38
FIGURE 32 – WAYNE MARKET SHARE 38
FIGURE 33 – WALLINGTON AVE MARKET SHARE 39
FIGURE 34 - COMPARABLE GROUP 42
FIGURE 35 - KEY FINANCIAL INDICATORS 45
FIGURE 36 - KEY BALANCE SHEET DATA 49
FIGURE 37 - BALANCE SHEET GROWTH DATA 50
FIGURE 38 - CAPITAL DATA 51
FIGURE 39 - ASSET QUALITY TABLE 52
FIGURE 40 - NET INCOME TREND 53
FIGURE 41 - PROFITABILITY DATA 54
FIGURE 42 - INCOME STATEMENT DATA 56
FIGURE 43 - DIVIDEND DATA 57
FIGURE 44 - MARKET CAPITALIZATION DATA 59
FIGURE 45 - INDUSTRY MULTIPLES BY MARKET CAPITALIZATION 60
FIGURE 46 - SNL THRIFT INDEX CHART 62

FIGURE 47 - HISTORICAL SNL THRIFT INDEX 63
FIGURE 48 - EQUITY INDICES 65
FIGURE 49 - HISTORICAL MARKET INDICES 66
FIGURE 50 - HISTORICAL RATES 67
FIGURE 51 - DEALS FOR LAST THIRTY THREE QUARTERS 68
FIGURE 52 - DEAL MULTIPLES 69
FIGURE 53 –NEW JERSEY THRIFT DEALS SINCE ANNOUNCED AFTER 2000 69
FIGURE 54 – COUNTY DEMOGRAPHIC DATA 72
FIGURE 55 – BRANCH PERFORMANCE BY COUNTY 73
FIGURE 56 – NEW JERSEY RELATIVE TO THE REGION 74
FIGURE 57 - STANDARD CONVERSION PRO FORMA PRICING MULTIPLES 76
FIGURE 58 – AFTER MARKET PERFORMANCE 77
FIGURE 59 - VALUE RANGE - FULL OFFERING 81
FIGURE 60 - VALUE RANGE PRICING MULTIPLES 81
FIGURE 61 - COMPARABLE PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT 82
FIGURE 62 - COMPARABLE PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM 82
FIGURE 63 – PENDING STANDARD CONVERSION APPLICATIONS 83
FIGURE 64 – HIGHEST PRICED STANDARD CONVERSIONS 83
FIGURE 65 – HIGH TANGIBLE EQUITY ANALYSIS 84

List of Exhibits
Clifton Savings Bancorp, Inc.
Clifton, New Jersey

Exhibit

1. **Profile of FinPro, Inc.**
2. **Statements of Financial Condition**
3. **Statements of Income**
4. **Reconciliation of the TFR Schedule SO and the Audited Income Statement**
5. **Statements of Retained Earnings**
6. **Statements of Cash Flows**
7. **Selected Financial Data**
8. **Industry Multiples**
9. **Industry Multiples by Market Capitalization**
10. **Standard Conversions 2000 to Date**
11. **Appraisal Pro Forma June 30, 2003 – Full Offering 12 Months**
12. **Offering Circular Pro Forma March 31, 2003 – Full Offering 12 Months**
13. **Stub Pro Forma June 30, 2003 – Full Offering 3 Months**

Introduction

This report represents FinPro, Inc.'s ("FinPro") updated independent appraisal of the estimated pro forma market value of the common stock (the "Common Stock") of Clifton Savings Bancorp, Inc. (the "Company") in connection with the Plan of Conversion (the "Conversion") of Clifton Savings Bank, S.L.A., (the "Bank" or "Clifton Savings") from a state chartered mutual savings and loan association to a stock savings and loan association. As part of the Conversion, the Bank will become a wholly owned subsidiary of Clifton Savings Bancorp, Inc.

In compiling the pro forma financials, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

- 100% of the stock will be offered to the public,
- the stock will be issued at $10.00 per share,
- the conversion expenses will be $3.3 million at the midpoint,
- there will be an 8% ESOP funded internally, amortized over 20 years straight-line,
- there will be a 4% MRP, amortized over 5 years straight-line,
- the tax rate is assumed at 39.94%, and
- the net proceeds will be invested at the three-year treasury rate of 1.95%, pre-tax.

It is our understanding that the Company will offer its stock in a subscription and community offering to Eligible Account Holders, to the tax qualified Employee Plans, to Supplemental Eligible Account Holders, and to Other Members. This appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

In the course of preparing our report, we reviewed the financial statements of the Bank's operations for the three months ended June 30, 2003, and the Bank's audited financials for the years ended March 31, 2003 and March 31, 2002. We also reviewed the Bank's Application for Approval of Conversion including the Proxy Statement and the Company's Form S-1 registration statement as filed with the Securities and Exchange Commission ("SEC"). We have conducted due diligence analysis of the Bank and the Company (hereinafter, collectively referred to as "the Bank") and held due diligence related discussions with the Bank's management and board, Radics & Co., LLC (the Bank's independent auditor), Keefe Bruyette & Woods, Inc. (the Bank's underwriter), and Muldoon Murphy & Faucette LLP (the Bank's special counsel). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and reviewed the market area economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank's performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank's estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank's assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws and any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

1. Overview and Financial Analysis

GENERAL OVERVIEW

The Bank, after the Conversion, will be a state chartered stock savings and loan association. As of June 30, 2003, the Bank had $589.2 million in total assets, $510.6 million in deposits, $199.6 million in net loans and $74.1 million in equity.

The following table shows the Bank's facilities as of June 30, 2003.

FIGURE 1 – CURRENT FACILITIES LIST

Location	Year Opened	Net Book Value as of June 30, 2003	Square Footage	Owned/ Leased
Main Office:		(Dollars in thousands)		
1433 Van Houten Avenue	1981	$ 2,681	10,460	Owned
Branches:				
Clifton:				
1055 Clifton Avenue	1956	881	2,484	Owned
1 Village Square West	1928	80	1,550	Owned
319 Lakeview Avenue	1970	31	3,311	Owned
646 Van Houten Avenue	1968	145	1,081	Owned
387 Valley Road	1971	1	995	Leased (1)
Garfield:				
253 Palisade Avenue	1975	-	685	Leased (2)
369 Lanza Avenue	1977	1,133	2,174	Owned
Wallington:				
163 Maple Avenue (3)	2003	465	680	Owned
Wayne:				
1158 Hamburg Turnpike	(4)	-	1,617	Leased (5)

(1) The current lease expires in 2006 with an option for an additional 5 years.

(2) This branch is currently leased on a month to month basis. Clifton Savings owns land with a book value of $344,000 for a future branch site at 247 Palisade Avenue to replace this branch.

(3) This is a temporary facility. The permanent facility is scheduled to open in the fourth quarter of 2003.

(4) This office is scheduled to open in the third quarter of 2003.

(5) The current lease expires in 2008 with an option for an additional 5 years.

Source: Offering Prospectus

HISTORY

Clifton Savings was formed as a New Jersey building and loan association in 1928 under the name Botany Building and Loan Association. Clifton Savings has changed its name several times since and has done business under the names East Clifton Building and Loan Association, East Clifton Savings and Loan Association and Clifton Savings and Loan Association and since 1989 under its current name Clifton Savings Bank, S.L.A.

The Bank operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in the Bank's market area. The Bank attracts deposits from the general public and uses those funds to originate one-to-four-family, multi-family and commercial real estate, and consumer loans, which the Bank holds for investment.

STRATEGIC DIRECTION

The Bank's mission is to operate and grow a profitable community-oriented financial institution serving primarily retail customers in the Bank's market area. The Bank plans to achieve this by executing a strategy of:

- continuing to serve as a community-oriented financial institution;
- expanding the branch network into new market areas;
- pursuing opportunities to increase multi-family and commercial real estate lending in the market area where there are many multi-family and commercial real estate properties;
- continuing to use conservative underwriting practices to maintain the high quality of the loan portfolio;
- managing the net interest margin and net interest spread by seeking to increase lending levels;
- managing the investment and borrowings portfolios to provide liquidity, enhance income and manage interest rate risk; and
- seeking opportunities to increase deposits by continuing to offer exceptional customer service and expanding products and services offered to the Bank's customers.

Continuing to serve as a community-oriented financial institution

The Bank has a long tradition of focusing on the needs of consumers in the Bank's community and being an active corporate citizen. The Bank delivers personalized service and responds with flexibility to customer needs. The Bank believes the community orientation is attractive to the Bank's customers and distinguishes the Bank from the large regional banks that operate in the Bank's market area, and the Bank intends to maintain this focus as it grows.

Expand the Bank's branch network into new market areas

In April 2003, the Bank opened a new branch in Wallington, New Jersey and the Bank expects to open a new branch in Wayne, New Jersey in the third quarter of the 2003 calendar year. The Bank intends to continue to pursue expansion in Bergen and Passaic Counties in future years and the Bank also may consider exploring expansion opportunities in Essex County and in surrounding counties.

Pursue opportunities to increase multi-family and commercial real estate lending

Many multi-family and commercial properties are located in the Bank's market area and with the additional capital raised in the offering, the Bank may pursue the larger lending relationships associated with these multi-family and commercial properties, while continuing to originate any such loans in accordance with the Bank's conservative underwriting guidelines.

Continue conservative underwriting practices and maintain high quality loan portfolio

The Bank believes that high asset quality is a key to long-term financial success. The Bank has sought to maintain a high level of asset quality and moderate credit risk by using underwriting standards, which the Bank believes are conservative. At June 30, 2003, the Bank's nonperforming loans (loans which are 90 or more days delinquent) were only 0.01% of the Bank's total loan portfolio and 0.00% of the Bank's total assets. Although the Bank intends to increase the Bank's multi-family and commercial real estate lending after the conversion, the Bank intends to continue the Bank's philosophy of managing large loan exposures through the Bank's conservative approach to lending.

Manage net interest margin and net interest spread

The Bank intends to continue to manage its interest margin and net interest spread by seeking to increase lending levels. Loans secured by multi-family and commercial real estate are generally larger and involve a greater degree of risk than one-to-four family residential mortgage loans. As a result, however, multi-family and commercial real estate loans typically have higher yields, which increase the Bank's net interest margin and net interest spread.

Manage investment and borrowings portfolios

The Bank's liquidity, income and interest rate risk are affected by the management of the Bank's investment and borrowings portfolios. After the conversion, the Bank may leverage the additional capital the Bank raises in the offering by borrowing funds from the Federal Home Loan Bank and investing the funds in loans and investment securities in a manner consistent with the Bank's current portfolio. This leverage strategy, if implemented and assuming favorable market conditions, will provide the Bank with additional liquidity, enhance earnings and help to manage the Bank's interest rate risk.

Increase deposits

The Bank's primary source of funds is the Bank's deposit accounts. Deposits increased $39.2 million, or 8.3%, in fiscal 2003 primarily due to competitive interest rates, the movement of customer funds out of riskier investments, including the stock market, and the Bank's history of paying interest on deposit accounts since 1928. The Bank intends to continue to increase the Bank's deposits by continuing to offer exceptional customer service, as well as enhancing products and services offered to the Bank's customers.

Balance Sheet Trends

The Bank's balance sheet increased by $13.2 million, or 2.28%, from $576.1 million at March 31, 2003 to $589.2 million at June 30, 2003.

Equity has increased $1.1 million, or 1.48%, from $73.0 million at March 31, 2003 to $74.1 million at June 30, 2003. The equity to assets ratio is currently 12.58%.

Figure 2 - Asset and Retained Earnings Chart


$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
Asset ($ in thousands)
$478,004
$482,668
$494,160
$543,917
$576,055
$589,213
Assets
Equity
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Jun-03
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Equity ($ in thousands)

Source: Offering Prospectus

The following tables set forth certain information concerning the financial position of the Bank at the dates indicated.

FIGURE 3 - KEY BALANCE SHEET DATA

	June 30,	At March 31,				
	2003	2003	2002	2001	2000	1999
Financial Condition Data:		(Dollars in thousands)				
Total assets	$ 589,213	$ 576,055	$ 543,917	$ 494,160	$ 482,639	$ 478,004
Loans receivable, net	199,614	214,219	251,021	228,996	202,804	162,144
Cash and cash equivalents and securities	374,245	347,613	280,543	253,009	267,741	304,225
Deposits	510,558	497,495	471,318	426,155	420,441	419,310
Total equity	74,098	73,020	67,804	63,402	58,009	54,592

Source: Offering Prospectus

FIGURE 4 - KEY RATIOS

	At or For the Three Months Ended June 30,		At or For the Year Ended March 31,				
	2003	2002	2003	2002	2001	2000	1999
Performance Ratios:							
Return on average assets	0.75%	1.03%	0.94%	0.86%	0.91%	0.92%	0.73%
Return on average equity	5.91%	8.19%	7.41%	6.75%	7.34%	7.82%	6.21%
Interest rate spread (1)	2.25%	2.32%	2.34%	1.94%	2.05%	2.18%	1.89%
Net interest margin (2)	2.49%	2.70%	2.67%	2.41%	2.58%	2.65%	2.37%
Noninterest expense to average assets	1.27%	1.05%	1.07%	1.06%	1.13%	1.10%	1.24%
Efficiency ratio (3)	52.02%	39.33%	40.33%	43.98%	43.91%	41.77%	52.51%
Average interest earning assets to average interest bearing liabilities	1.11x	1.12x	1.12x	1.13x	1.12x	1.11x	1.11x
Average equity to average assets	12.66%	12.59%	12.68%	12.67%	12.45%	11.75%	11.69%
Capital Ratios:							
Tangible capital	12.59%	12.66%	12.69%	12.47%	12.83%	12.17%	11.41%
Core capital	12.57%	12.66%	12.69%	12.47%	12.83%	12.17%	11.41%
Risk-based capital	41.05%	35.91%	40.47%	35.64%	36.82%	36.62%	37.70%
Asset Quality Ratios:							
Allowance for loan losses as a percent of total gross loans	0.42%	0.36%	0.44%	0.37%	0.38%	0.38%	0.42%
loans	3360.00%	334.52%	537.14%	186.51%	306.23%	69.35%	91.64%
period	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Nonperforming loans as a percent of total loans	0.01%	0.11%	0.08%	0.20%	0.13%	0.55%	0.45%
Nonperforming assets as a percent of total assets	0.00%	0.05%	0.03%	0.09%	0.09%	0.23%	0.16%
Other Data:							
Number of:							
Real estate loans outstanding	1,780	2,245	1,905	2,263	2,369	2,317	2,172
Deposit accounts	35,547	36,741	35,171	37,005	37,190	37,274	37,553
Full service customer service facilities	9	8	8	8	8	8	8

Source: Offering Prospectus

LOAN PORTFOLIO

The Bank's loan portfolio has decreased by $14.6 million from March 31, 2003 to June 30, 2003, and as a percent of assets, the loan portfolio has decreased from 37.19% to 33.88%. High prepayment speeds and the low volume of loan originations at the Bank caused this decline over the last quarter.

FIGURE 5 - NET LOANS RECEIVABLE CHART



$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
Loans receivable, net
$ in thousands
$162,144
$202,804
$228,996
$251,021
$214,219
$199,614
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Jun-03
100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Net loans to assets ratio
Loans receivable, net
Net loans to assets

Source: Offering Prospectus

The Bank is primarily a 1-4 family mortgage lender.

FIGURE 6 - LOAN MIX AS OF JUNE 30, 2003 CHART


Home Equity Loans
1.71%
Passbook
0.55%
Home Equity Lines
0.72%
Construction
0.19%
Other Consumer
0.02%
Mortgage Loans (multi-family, commercial, and other)
4.97%
Mortgage Loans (one-four family)
91.84%

Source: Offering Prospectus

The Bank's loan mix remains primarily real estate-oriented in its composition. The mix has remained relatively stable since 1999.

FIGURE 7 - LOAN MIX

	At June 30,		At March 31,									
	2003		2003		2002		2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollar in Thousands)											
Real estate loans:												
One-to-four family	$ 184,526	91.84%	$ 198,957	92.26%	$ 236,967	93.93%	$ 214,349	93.11%	$ 187,736	91.90%	$ 149,618	91.59%
Multi-family and commercial	9,977	4.97%	10,127	4.70%	8,753	3.47%	8,977	3.90%	10,345	5.06%	9,043	5.54%
Construction	382	0.19%	382	0.18%	450	0.18%	-	0.00%	956	0.47%	200	0.12%
Total real estate loans	194,885	97.00%	209,466	97.13%	246,170	97.58%	223,326	97.01%	199,037	97.43%	158,861	97.25%
Consumer loans:												
Second mortgage loans	3,442	1.71%	3,319	1.54%	3,828	1.52%	4,682	2.04%	3,276	1.61%	2,855	1.75%
Passbook or certificate loans	1,106	0.55%	1,188	0.55%	976	0.39%	996	0.43%	1,151	0.56%	1,027	0.63%
Equity lines of credit	1,444	0.72%	1,639	0.76%	1,256	0.50%	1,161	0.50%	783	0.38%	594	0.36%
Other consumer loans	35	0.02%	35	0.02%	35	0.01%	35	0.02%	36	0.02%	13	0.01%
Total consumer loans	6,027	3.00%	6,181	2.87%	6,095	2.42%	6,874	2.99%	5,246	2.57%	4,489	2.75%
Total gross loans	200,912	100.00%	215,647	100.00%	252,265	100.00%	230,200	100.00%	204,283	100.00%	163,350	100.00%
Loans in process	183		252		80		-		196		102	
Deferred loan fees, net	276		236		224		319		469		424	
Allowance for loan losses	840		940		940		885		785		680	
Total loans receivable, net	$ 199,613		$ 214,219		$ 251,021		$ 228,996		$ 202,833		$ 162,144	

Source: Offering Prospectus

INVESTMENTS

The Bank increased its portfolio from $276.6 million at March 31, 2003, to $348.9 million at June 30, 2003.

FIGURE 8 - SECURITIES CHART


$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
$ in thousands
Securities Trading
Securities AFS
Securities HTM
$232,506
$988
$22,560
$208,958
$226,868
$0
$1,391
$225,477
$276,607
$0
$5,275
$271,332
$348,947
$0
$235
$348,712
Mar-01
Mar-02
Mar-03
Jun-03

Source: Offering Prospectus
Note: Values graphed are the fair value of investments.

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The following table illustrates the Bank's investment portfolio.

FIGURE 9 - INVESTMENT MIX

	At June 30,		At March 31,					
	2003		2003		2002		2001	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)							
Trading account securities:								
Federal agency securities:	$ -	$ -	$ -	$ -	$ -	$ -	$ 979	$ 988
Securities available for sale:								
Federal agency securities:	-	-	5,000	5,011	1,000	1,014	22,002	22,062
Freddie Mac	219	235	246	264	354	377	479	498
	219	235	5,246	5,275	1,354	1,391	22,481	22,560
Securities held-to-maturity:								
Federal agency securities:	150,865	153,149	120,862	123,115	110,255	109,425	80,321	80,564
Fannie Mae	89,044	90,199	47,290	48,846	53,861	53,879	46,567	46,970
Freddie Mac	69,738	71,064	57,940	59,695	53,667	53,961	48,788	49,417
Ginnie Mae	38,846	39,395	39,994	40,406	6,340	6,511	9,822	10,035
	348,493	353,807	266,086	272,062	224,123	223,776	185,498	186,986
Total	$ 348,712	$ 354,042	$ 271,332	$ 277,337	$ 225,477	$ 225,167	$ 208,958	$ 210,534

Source: Offering Prospectus

ASSET QUALITY

The Bank's level of nonperforming loans has decreased from $175 thousand at March 31, 2003 to $25 thousand at June 30, 2003. The nonperforming assets as a percentage of total assets also decreased.

FIGURE 10 - ASSET QUALITY CHART



Nonperforming Loans
NPAs to Pd End Assets
NPLs, REO and other NPAs
$ in thousands
NPAs to Pd End Assets
$1,200
$1,000
$800
$600
$400
$200
$0
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
0.16%
0.23%
0.09%
0.09%
0.03%
0.00%
$742
$1,132
$289
$504
$175
$25
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Jun-03

Source: Offering Prospectus

At June 30, 2003, the Bank's nonperforming loans to loan ratio was 0.01% and the non-performing assets to total assets ratio was 0.00%.

FIGURE 11 - NON-PERFORMING LOANS

	At June 30,	Year Ended March 31,				
	2003	2003	2002	2001	2000	1999
Nonaccrual loans:		(Dollars in thousands)				
Real estate	$ 25	$ 175	$ 504	$ 289	$ 1,104	$ 742
Total	25	175	504	289	1,104	742
Accruing loans past due 90 days or more:						
Consumer	-	-	-	-	28	-
Total	-	-	-	-	28	-
Total of nonaccrual and 90 days or more past due loans	25	175	504	289	1,132	742
Real estate owned	-	-	-	168	-	-
Total nonperforming assets	$ 25	$ 175	$ 504	$ 457	$ 1,132	$ 742
Total nonperforming loans to total loans	0.01%	0.08%	0.20%	0.13%	0.55%	0.45%
Total nonperforming loans to total assets	0.00%	0.03%	0.09%	0.06%	0.23%	0.16%
Total nonperforming assets to total assets	0.00%	0.03%	0.09%	0.09%	0.23%	0.16%

Source: Offering Prospectus

The ALLL declined $100 thousand from March 31, 2003 to June 30, 2003, as the Bank recaptured a portion of its ALLL. The Bank's ALLL to loans ratio decreased from 0.44% at March 31, 2003 to 0.42% at June 30, 2003.

FIGURE 12 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART


$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
ALLL
$ in thousands
$680
$785
$885
$940
$940
$840
ALLL
ALLL to Loans
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Jun-03
0.50%
0.45%
0.40%
0.35%
0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
ALLL to Loans

Source: Offering Prospectus

FUNDING COMPOSITION

Deposits have increased from $497.5 million at March 31, 2003 to $510.6 million at June 30, 2003. The Bank has no outstanding borrowings.

FIGURE 13 - DEPOSIT AND BORROWING TREND CHART


$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
$ in thousands
$419,310
$420,441
$426,155
$471,318
$497,495
$510,558
$0
Total Deposits
Borrowed Funds
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Jun-03

Source: Offering Prospectus

The Bank's deposit mix as of June 30, 2003 is heavily weighted in time deposits.

FIGURE 14 - DEPOSIT MIX


NOW & Super NOW
5%
Money Market
3%
Savings Deposits
27%
Time Deposits
65%

Source: Offering Prospectus

ASSET/LIABILITY MANAGEMENT

The following chart depicts the Bank's Net Portfolio Value ("NPV") at June 30, 2003 under all rate shocks.

FIGURE 15 - NET PORTFOLIO VALUE

Basis Point ("bp") Change in Rates	Net Portfolio Value $ Amount	$ Change	% Change	Net Portfolio Value as % of Portfolio Value of Assets NPV Ratio	Change
	(Dollars in thousands)				
300 bp	69,604	(20,905)	-23%	11.92%	-286 bp
200 bp	78,822	(11,687)	-13%	13.23%	-155 bp
100 bp	85,900	(4,609)	-5%	14.19%	-59 bp
0	90,509			14.78%	
-100 bp	89,180	(1,329)	-1%	14.52%	-25 bp

Source: Offering Prospectus

NET WORTH AND CAPITAL

At June 30, 2003, the Bank had capital in excess of the minimum requirements for all capital ratios.

FIGURE 16 - CAPITAL ANALYSIS

Regulatory Capital Position	Historical at June 30, 2003		
		Amount	Percentage of Assets
GAAP Capital	$	74,098	12.58%
Tier 1 (Core) Capital			
Capital Level	$	74,089	12.57%
Requirement		23,577	4.00%
Excess	$	50,512	8.57%
Total Risk-Based Capital			
Capital Level	$	74,929	41.05%
Requirement		14,603	8.00%
Excess	$	60,326	33.05%

Source: Offering Prospectus

INCOME AND EXPENSE TRENDS

The Bank posted net income of $5.2 million for the year ended March 31, 2003, up $792 thousand from the year ended March 31, 2002. The increase was primarily attributable to higher net interest income, resulting from lower interest expense. The net income for the three months ended June 30, 2003, declined from the prior period due to lower net interest income and higher noninterest expense.

FIGURE 17 - NET INCOME CHART


$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$ in thousands
$3,300
$4,399
$4,448
$4,429
$5,221
$4,348
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Jun-03

Note: The June 2003 figure is the annualized three months ended June 30,

Source: Offering Prospectus

The net interest spread and margin decreased between the three months ended June 30, 2002 and the three months ended March 31, 2003.

FIGURE 18 - AVERAGE YIELDS AND COSTS

	Three Months Ended June 30,									
	2003					2002				
	Average Balance		Interest and Dividends		Yield/Cost	Average Balance		Interest and Dividends		Yield/Cost
Assets:	(Dollars in thousands)									
Interest-earning assets:										
Loans receivable	$	205,956	$	3,232	6.28%	$	253,124	$	4,332	6.85%
Mortgage-backed securities		179,883		1,970	4.38%		110,486		1,722	6.23%
Investment securities		132,119		1,165	3.53%		117,166		1,365	4.66%
Other interest-earning assets		40,381		171	1.69%		47,621		196	1.65%
Total interest-earning assets		558,339		6,538	4.68%		528,397		7,615	5.76%
Noninterest-earning assets		22,773					15,734			
Total assets	$	581,112				$	544,131			
Liabilities and equity:										
Interest-bearing liabilities:										
Demand accounts	$	38,746	$	123	1.27%	$	36,590	$	142	1.55%
Savings and club accounts		131,167		474	1.45%		114,838		651	2.27%
Certificates of deposit		332,771		2,459	2.96%		319,422		3,261	4.08%
Total interest-bearing deposits		502,684		3,056	2.43%		470,850		4,054	3.44%
Noninterest-bearing liabilities		4,883					4,786			
Total liabilities		507,567					475,636			
Equity		73,545					68,495			
Total liabilities and equity	$	581,112				$	544,131			
Net interest income			$	3,482				$	3,561	
Interest rate spread					2.25%					2.32%
Net interest margin					2.49%					2.70%
Average interest-earning assets to average interest-bearing liabilities		1.11x					1.12x			

Source: Offering Prospectus

The following chart illustrates that the Bank's spread and margin declined between 2000 and 2002. Between the twelve months ended March 31, 2002 and the twelve months ended March 31, 2003, spread and margin increased. Spread and margin declined during the three months ended June 30, 2003, as the decline in yield was only partially offset by the decline in cost of funds.

FIGURE 19 - SPREAD AND MARGIN CHART


3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2.37%
2.65%
2.58%
2.41%
2.67%
2.49%
1.89%
2.18%
2.05%
1.94%
2.34%
2.25%
Spread
Margin
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Jun-03

Source: Offering Prospectus

The Bank posted net income of $1.1 million for the three months ended June 30, 2003, compared with $1.4 million for the three months ended June 30, 2002. The decline is primarily attributable to lower net interest income and higher noninterest expense.

FIGURE 20 - INCOME STATEMENT TRENDS

	Three Months Ended June 30,		Year Ended March 31,				
	2003	2002	2003	2002	2001	2000	1999
Operating Data:			(Dollars in thousands)				
Interest Income	$ 6,538	$ 7,615	$ 29,253	$ 31,290	$ 32,437	$ 30,958	$ 29,354
Interest Expense	3,056	4,054	14,856	19,136	20,237	18,612	18,855
Net interest income	3,482	3,561	14,397	12,154	12,200	12,346	10,499
Provisions for loan losses	(100)	-	-	55	100	105	90
Net interest income after provision for loan losses	3,582	3,561	14,397	12,099	12,100	12,241	10,409
Noninterest income	76	72	296	284	360	56	181
Noninterest expense	1,851	1,429	5,926	5,478	5,487	5,269	5,654
Earnings before income taxes	1,807	2,204	8,767	6,905	6,973	7,028	4,936
Total income taxes	720	802	3,546	2,476	2,525	2,629	1,636
Net earnings	$ 1,087	$ 1,402	$ 5,221	$ 4,429	$ 4,448	$ 4,399	$ 3,300

Source: Offering Prospectus

The ROAA, consistent with net income, decreased for the three months ended June 30, 2002 to the three months ended June 30, 2003.

FIGURE 21 - PROFITABILITY TREND CHART


$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
Income
$ in thousands
1.00%
0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
ROAA
$3,300
$4,399
$4,448
$4,429
$5,221
$4,348
Net Income
ROAA
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Jun-03

Note: The June 2003 figure is for the three months ended June 30, 2003,

Source: Offering Prospectus

LEGAL PROCEEDINGS

Periodically, there have been various claims and lawsuits against the Bank, such as claims to enforce liens, condemnation proceedings on properties in which the Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to the Bank's business. The Bank is not a party to any pending legal proceedings that management believes would have a material adverse effect on the Bank's financial condition, results of operations or cash flows.

SUBSIDIARIES

The Bank does not have any subsidiaries.

2. *Market Area Analysis*

The following maps delineate the market area for each of the Bank's branches based upon the geographic distribution of accounts.

FIGURE 22 – MARKET AREA MAPS


0
0.25
0.5
Miles

Market Area Demographics

The following tables summarize the demographics for the Bank's markets.

Figure 23 - Population Demographics

	Lakeview Ave. &	INDEX	Clifton Ave Branch	INDEX	Lakeview Ave. &	INDEX	Lanza Ave. Branch	INDEX	Palisades Ave.	INDEX	Valley Rd. Branch	INDEX
POPULATION CHARACTERISTICS												
LAND AREA (miles)	2.13		1.48		2.13		1.20		1.10		0.67	
POPULATION												
2000 CENSUS	26,468		8,420		26,468		12,732		15,630		3,797	
2002 ESTIMATE	26,855		8,411		26,855		12,960		15,974		3,778	
2007 PROJECTION	27,974		8,443		27,974		13,544		16,849		3,750	
GROWTH 2000 TO 2002	1.46%		-0.11%		1.46%		1.79%		2.20%		-0.50%	
PROJECTED GROWTH 2002 TO 2007	4.17%		0.38%		4.17%		4.51%		5.48%		-0.73%	
POPULATION DENSITY 2002 (persons / sq mile)	12,620.7	[illegible]	5,686.0	[illegible]	12,620.7	[illegible]	10,762.8	[illegible]	14,460.3	[illegible]	5,613.6	[illegible]
POPULATION BY SEX - 2002 EST	*26,855*		*8,411*		*26,855*		*12,960*		*15,974*		*3,778*	
MALE	47.99%	0.99	47.65%	0.98	47.99%	0.99	48.29%	1.00	48.87%	1.01	47.88%	0.99
FEMALE	52.01%	1.01	52.35%	1.02	52.01%	1.01	51.71%	1.00	51.13%	0.99	52.12%	1.01
MARITAL STATUS (POP AGE 15+)	*21,312*		*7,206*		*21,312*		*10,704*		*12,918*		*3,107*	
PERSONS SINGLE	28.39%	0.99	25.22%	0.88	28.39%	0.99	27.75%	0.97	29.11%	1.01	24.63%	0.86
PERSONS MARRIED	51.37%	0.95	54.56%	1.00	51.37%	0.95	53.30%	0.98	51.56%	0.95	59.64%	1.10
PERSONS WIDOWED/DIVORCED/SEPARATED	20.24%	1.19	20.22%	1.19	20.24%	1.19	18.95%	1.12	19.33%	1.14	15.73%	0.93
FEMALES NEVER MARRIED	12.78%	0.96	11.67%	0.88	12.78%	0.96	12.34%	0.93	13.16%	0.99	11.24%	0.85
FEMALES MARRIED	25.28%	0.93	27.01%	1.00	25.28%	0.93	26.10%	0.97	25.03%	0.93	29.60%	1.09
FEMALES WIDOWED/DIVORCED/SEPARATED	14.65%	[illegible]	14.38%	[illegible]	14.65%	[illegible]	13.89%	1.16	13.57%	1.14	12.00%	1.01
MALES NEVER MARRIED	15.61%	1.01	13.55%	0.88	15.61%	1.01	15.41%	1.00	15.95%	1.03	13.40%	0.87
MALES MARRIED	26.09%	0.96	27.55%	1.01	26.09%	0.96	27.20%	1.00	26.53%	0.97	30.04%	1.10
MALES WIDOWED/DIVORCED/SEPARATED	5.59%	1.11	5.83%	1.16	5.59%	1.11	5.05%	1.01	5.76%	1.15	3.72%	[illegible]
POPULATION BY AGE - 2002 EST	*26,855*		*8,411*		*26,855*		*12,960*		*15,974*		*3,778*	
UNDER 4 YEARS	6.65%	1.0[illegible]	5.20%	[illegible]	6.65%	1.01	5.47%	0.83	6.28%	0.95	5.60%	0.85
5 TO 9 YEARS	7.03%	1.01	4.47%	[illegible]	7.03%	1.01	5.80%	0.83	6.46%	0.93	5.59%	0.80
10 TO 14 YEARS	6.97%	0.97	4.65%	[illegible]	6.97%	0.97	6.14%	0.86	6.38%	0.89	6.57%	0.92
15 TO 19 YEARS	6.26%	1.00	4.46%	[illegible]	6.26%	1.00	5.87%	0.94	6.29%	1.01	5.39%	0.86
20 TO 24 YEARS	7.16%	[illegible]	4.78%	0.81	7.16%	[illegible]	7.22%	[illegible]	7.49%	[illegible]	4.70%	[illegible]
25 TO 34 YEARS	15.22%	1.11	14.53%	1.06	15.22%	1.11	15.88%	1.16	16.83%	[illegible]	12.60%	0.92
35 TO 44 YEARS	16.25%	0.99	15.83%	0.96	16.25%	0.99	15.94%	0.97	15.52%	0.94	15.46%	0.94
45 TO 54 YEARS	13.38%	0.94	14.78%	1.03	13.38%	0.94	14.25%	1.00	13.24%	0.93	15.16%	1.06
55 TO 59 YEARS	4.73%	0.86	5.48%	1.00	4.73%	0.86	5.00%	0.91	4.52%	0.83	6.04%	1.10
60 TO 64 YEARS	3.51%	0.85	4.16%	1.01	3.51%	0.85	3.74%	0.91	3.70%	0.90	4.26%	1.04
65 TO 74 YEARS	5.67%	0.85	9.59%	[illegible]	5.67%	0.85	6.70%	1.01	6.13%	0.92	8.60%	[illegible]
75 TO 84 YEARS	5.05%	1.06	8.81%	[illegible]	5.05%	1.06	6.18%	[illegible]	5.54%	1.16	7.94%	[illegible]
85 + YEARS	2.13%	[illegible]	3.25%	[illegible]	2.13%	[illegible]	1.81%	1.05	1.61%	0.93	2.07%	[illegible]
MEDIAN AGE	36.2	0.97	43.0	1.16	36.2	0.97	37.5	1.01	35.5	0.95	41.1	1.10
EDUCATION ATTAINMENT (POP AGE 25+)	*17,707*		*6,429*		*17,707*		*9,007*		*10,717*		*2,726*	
ELEMENTARY	16.60%	[illegible]	9.50%	1.02	16.60%	[illegible]	21.21%	[illegible]	22.77%	[illegible]	7.86%	0.85
SOME HIGH SCHOOL	17.07%	[illegible]	11.48%	0.85	17.07%	[illegible]	17.60%	[illegible]	17.26%	[illegible]	15.44%	1.14
HIGH SCHOOL GRADUATE	32.22%	1.04	34.53%	1.12	32.22%	1.04	32.13%	1.04	32.68%	1.06	35.69%	1.15
SOME COLLEGE	13.74%	0.88	16.51%	1.06	13.74%	0.88	12.97%	0.83	12.71%	0.82	16.00%	1.03
COLLEGE ASSOCIATES DEGREE	4.35%	0.83	3.34%	[illegible]	4.35%	0.83	3.87%	[illegible]	3.37%	[illegible]	4.94%	0.94
COLLEGE BACHELORS DEGREE	*11.84%*	[illegible]	*17.38%*	*1.07*	*11.84%*	[illegible]	*7.62%*	[illegible]	*8.09%*	[illegible]	*15.19%*	*0.93*
COLLEGE GRADUATE DEGREE	4.17%	[illegible]	7.26%	0.81	4.17%	[illegible]	4.60%	[illegible]	3.13%	[illegible]	4.88%	[illegible]
POPULATON BY RACE - 2002 EST	*26,855*		*8,411*		*26,855*		*12,960*		*15,974*		*3,778*	
WHITE	50.29%	[illegible]	73.51%	1.13	50.29%	[illegible]	79.51%	[illegible]	64.95%	1.00	77.78%	1.20
BLACK	4.08%	[illegible]	3.47%	[illegible]	4.08%	[illegible]	1.58%	[illegible]	3.20%	[illegible]	1.01%	[illegible]
INDIAN	0.13%	0.92	0.02%	[illegible]	0.13%	0.92	0.07%	[illegible]	0.19%	[illegible]	0.06%	[illegible]
ASIAN	3.87%	[illegible]	11.02%	[illegible]	3.87%	[illegible]	2.98%	[illegible]	3.06%	[illegible]	7.23%	1.20
PACIFIC ISLANDER	0.01%	[illegible]	0.01%	[illegible]	0.01%	[illegible]	0.01%	[illegible]	0.00%	[illegible]	0.01%	[illegible]
OTHER	0.42%	[illegible]	0.16%	[illegible]	0.42%	[illegible]	0.08%	[illegible]	0.16%	[illegible]	0.36%	[illegible]
MULTIPLE RACE	5.54%	[illegible]	1.77%	1.08	5.54%	[illegible]	1.39%	0.84	2.54%	[illegible]	1.65%	1.00
HISPANIC	35.64%	[illegible]	10.05%	[illegible]	35.64%	[illegible]	14.38%	1.04	25.90%	[illegible]	11.90%	0.86
POPULATON BY RACE - 2007 EST	*26,855*		*8,411*		*26,855*		*12,960*		*15,974*		*3,778*	
WHITE	44.54%	[illegible]	68.32%	1.06	44.54%	[illegible]	79.47%	[illegible]	62.92%	0.97	72.43%	1.12
BLACK	4.86%	[illegible]	4.19%	[illegible]	4.86%	[illegible]	1.91%	[illegible]	3.67%	[illegible]	1.23%	[illegible]
INDIAN	0.16%	1.00	0.03%	[illegible]	0.16%	1.00	0.10%	[illegible]	0.24%	[illegible]	0.06%	[illegible]
ASIAN	4.44%	[illegible]	13.37%	[illegible]	4.44%	[illegible]	3.62%	[illegible]	3.59%	[illegible]	8.64%	[illegible]
PACIFIC ISLANDER	0.02%	[illegible]	0.02%	[illegible]	0.02%	[illegible]	0.01%	[illegible]	0.00%	[illegible]	0.03%	0.87
OTHER	0.51%	[illegible]	0.22%	[illegible]	0.51%	[illegible]	0.13%	[illegible]	0.21%	[illegible]	0.45%	[illegible]
MULTIPLE RACE	6.23%	[illegible]	2.08%	1.10	6.23%	[illegible]	1.72%	0.91	3.01%	[illegible]	1.89%	1.00
HISPANIC	43.40%	[illegible]	12.15%	[illegible]	43.40%	[illegible]	17.55%	1.12	31.83%	[illegible]	14.53%	0.93

Source: Claritas

FIGURE 23 - POPULATION DEMOGRAPHICS 2

	1433 Van Houten	INDEX	Wallington Branch	INDEX	626 Van Houten	INDEX	New Jersey
POPULATION CHARACTERISTICS							
LAND AREA (miles)	1.16		1.04		0.81		7,417.34
POPULATION							
2000 CENSUS	5,808		9,179		6,790		8,414,350
2002 ESTIMATE	5,767		9,295		6,898		8,521,678
2007 PROJECTION	5,689		9.608		7,207		8,802,920
GROWTH 2000 TO 2002	-0.72%		1.26%		1.59%		1.28%
PROJECTED GROWTH 2002 TO 2007	-1.34%		3.37%		4.48%		3.30%
POPULATION DENSITY 2002 (persons / sq mile)	4,990.5	4.34	8,954.3	7.79	8,524.8	7.42	1,148.9
POPULATION BY SEX - 2002 EST	*5,767*		*9,295*		*6,898*		*8,521,678*
MALE	47.35%	0.98	48.25%	1.00	47.54%	0.98	48.47%
FEMALE	52.65%	1.02	51.75%	1.00	52.46%	1.02	51.53%
MARITAL STATUS (POP AGE 15+)	*4,843*		*7,903*		*5,499*		*6,757,500*
PERSONS SINGLE	23.91%	0.83	28.54%	0.99	26.18%	0.91	28.72%
PERSONS MARRIED	60.57%	1.11	52.75%	0.97	55.39%	1.02	54.33%
PERSONS WIDOWED/DIVORCED/SEPARATED	15.53%	0.92	18.70%	1.10	18.43%	1.09	16.95%
FEMALES NEVER MARRIED	10.75%	0.81	13.56%	1.02	12.31%	0.93	13.26%
FEMALES MARRIED	30.58%	1.13	25.41%	0.94	27.41%	1.01	27.05%
FEMALES WIDOWED/DIVORCED/SEPARATED	11.80%	0.99	13.37%	1.12	13.61%	1.14	11.93%
MALES NEVER MARRIED	13.16%	0.85	14.98%	0.97	13.87%	0.90	15.45%
MALES MARRIED	29.99%	1.10	27.35%	1.00	27.98%	1.03	27.28%
MALES WIDOWED/DIVORCED/SEPARATED	3.72%	[illegible]	5.33%	1.06	4.82%	0.96	5.02%
POPULATION BY AGE - 2002 EST	*5,767*		*9,295*		*6,898*		*8,521,678*
UNDER 4 YEARS	4.58%	[illegible]	4.98%	[illegible]	6.54%	0.99	6.60%
5 TO 9 YEARS	5.13%	[illegible]	4.79%	[illegible]	6.76%	0.97	6.96%
10 TO 14 YEARS	6.30%	0.88	5.21%	[illegible]	6.99%	0.98	7.15%
15 TO 19 YEARS	4.98%	[illegible]	5.38%	0.86	6.42%	1.03	6.25%
20 TO 24 YEARS	4.16%	[illegible]	7.09%	1.20	6.20%	1.05	5.89%
25 TO 34 YEARS	10.49%	[illegible]	16.25%	1.19	14.27%	1.04	13.68%
35 TO 44 YEARS	14.74%	0.89	15.58%	0.94	15.02%	0.91	16.49%
45 TO 54 YEARS	15.38%	1.08	15.27%	1.07	13.50%	0.94	14.29%
55 TO 59 YEARS	5.75%	1.05	5.41%	0.99	5.11%	0.93	5.48%
60 TO 64 YEARS	4.60%	1.12	4.30%	1.05	3.75%	0.91	4.10%
65 TO 74 YEARS	10.97%	1.65	7.22%	1.09	6.64%	1.00	6.63%
75 TO 84 YEARS	9.97%	2.10	6.43%	1.35	6.68%	1.40	4.76%
85 + YEARS	2.95%	[illegible]	2.09%	1.21	2.12%	1.23	1.73%
MEDIAN AGE	45.0	1.21	39.1	1.05	37.7	1.01	37.2
EDUCATION ATTAINMENT (POP AGE 25+)	*4,316*		*6,744*		*4,628*		*5,722,834*
ELEMENTARY	6.66%	[illegible]	15.81%	1.70	14.56%	[illegible]	9.29%
SOME HIGH SCHOOL	15.51%	1.14	15.92%	1.17	16.24%	1.20	13.59%
HIGH SCHOOL GRADUATE	40.38%	1.30	36.93%	1.19	32.50%	1.05	30.95%
SOME COLLEGE	12.87%	0.83	12.25%	[illegible]	13.13%	0.84	15.59%
COLLEGE ASSOCIATES DEGREE	4.06%	[illegible]	3.22%	[illegible]	3.94%	[illegible]	5.26%
COLLEGE BACHELORS DEGREE	13.37%	0.82	10.13%	[illegible]	13.81%	0.85	16.31%
COLLEGE GRADUATE DEGREE	7.14%	[illegible]	5.74%	[illegible]	5.81%	[illegible]	9.01%
POPULATON BY RACE - 2002 EST	*5,767*		*9,295*		*6,898*		*8,521,678*
WHITE	80.77%	1.24	85.20%	1.31	56.29%	0.87	64.89%
BLACK	1.07%	[illegible]	1.88%	[illegible]	5.81%	[illegible]	13.14%
INDIAN	0.09%	[illegible]	0.04%	[illegible]	0.13%	0.93	0.14%
ASIAN	8.92%	1.48	4.56%	[illegible]	7.71%	1.28	6.04%
PACIFIC ISLANDER	0.04%	1.36	0.00%	[illegible]	0.00%	[illegible]	0.03%
OTHER	0.16%	[illegible]	0.07%	[illegible]	0.29%	1.13	0.26%
MULTIPLE RACE	1.08%	[illegible]	1.51%	0.92	2.15%	[illegible]	1.64%
HISPANIC	7.87%	[illegible]	6.74%	[illegible]	27.61%	1.99	13.86%
POPULATON BY RACE - 2007 EST	*5,767*		*9,295*		*6,898*		*8,521,678*
WHITE	75.46%	1.17	86.17%	1.33	53.84%	0.83	64.58%
BLACK	1.35%	[illegible]	1.99%	[illegible]	6.31%	[illegible]	13.63%
INDIAN	0.11%	[illegible]	0.06%	[illegible]	0.18%	1.09	0.16%
ASIAN	10.58%	1.51	5.36%	[illegible]	8.34%	1.19	7.00%
PACIFIC ISLANDER	0.06%	1.71	0.00%	[illegible]	0.00%	[illegible]	0.03%
OTHER	0.23%	[illegible]	0.09%	[illegible]	0.32%	1.02	0.32%
MULTIPLE RACE	1.31%	[illegible]	1.81%	0.96	2.42%	1.27	1.90%
HISPANIC	9.57%	[illegible]	7.90%	[illegible]	33.06%	2.11	15.68%

Source: Claritas

FIGURE 24 - HOUSEHOLD CHARACTERISTICS

HOUSEHOLD CHARACTERISTICS	Lakeview Ave. &	INDEX	Clifton Ave Branch	INDEX	Lakeview Ave. &	INDEX	Lanza Ave. Branch	INDEX	Palisades Ave.	INDEX	Valley Rd. Branch	INDEX
HOUSEHOLDS												
1990 CENSUS	9,036		3,788		9,036		4,634		5,719		1,404	
2000 CENSUS	9,329		3,821		9,329		4,820		5,862		1,434	
2002 ESTIMATE	9,298		3,813		9,298		4,838		5,897		1,427	
2007 PROJECTION	9,386		3,789		9,386		4,931		6,056		1,407	
GROWTH 2000 TO 2002	-0.33%		-0.22%		-0.33%		0.36%		0.59%		-0.47%	
PROJECTED GROWTH 2002 TO 2007	0.94%		-0.63%		0.94%		1.93%		2.71%		-1.38%	
HOUSEHOLD SIZE	*9,298*		*3,813*		*9,298*		*4,838*		*5,897*		*1,427*	
HHs WITH 1 PERSON	24.59%	0.99	37.45%		24.59%	0.99	26.04%	1.05	26.62%	1.08	22.34%	0.90
HHs WITH 2 PERSONS	25.70%	0.85	31.06%	1.03	25.70%	0.85	28.68%	0.95	27.44%	0.91	33.25%	1.10
HHs WITH 3 PERSONS	17.42%	1.00	14.90%	0.86	17.42%	1.00	17.72%	1.02	17.40%	1.00	17.63%	1.01
HHs WITH 4 PERSONS	16.32%	1.03	10.74%		16.32%	1.03	15.26%	0.96	15.16%	0.96	16.48%	1.04
HHs WITH 5 PERSONS	8.89%	1.19	3.66%		8.89%	1.19	7.52%	1.01	8.13%	1.09	6.47%	0.87
HHs WITH 6 PERSONS	4.05%		1.35%		4.05%		2.88%	1.05	3.15%	1.15	2.64%	0.97
HHs WITH 7+ PERSONS	3.03%		0.83%		3.03%		1.90%	1.12	2.10%		1.19%	
AVG PERSONS PER HH 2000	2.84	1.03	2.20	0.80	2.84	1.03	2.64	0.96	2.67	0.97	2.65	0.96
AVG PERSONS PER HH 2002 EST	2.89	1.05	2.21	0.80	2.89	1.05	2.68	0.98	2.71	0.99	2.65	0.97
AVG PERSONS PER HH 2007 PROJ	2.98	1.09	2.23	0.82	2.98	1.09	2.75	1.01	2.78	1.02	2.66	0.98
CHANGE 2000 TO 2002	0.05		0.00		0.05		0.04		0.04		0.00	
HOUSEHOLDS BY TYPE - 2002 EST												
FAMILY HOUSEHOLDS	68.91%	0.99	57.78%	0.83	68.91%	0.99	66.58%	0.95	65.82%	0.94	73.29%	1.05
NON-FAMILY HOUSEHOLDS	31.09%	1.03	42.22%		31.09%	1.03	33.42%	1.11	34.18%	1.13	26.71%	0.89
PERSONS IN GROUP QUARTERS	0.69%		0.17%		0.69%		0.20%		0.24%		0.00%	
HOUSEHOLDS BY INCOME - 2001 EST	*9,298*		*3,813*		*9,298*		*4,838*		*5,897*		*1,427*	
UNDER $15,000	10.12%	1.12	10.06%	1.12	10.12%	1.12	9.72%	1.08	10.35%	1.15	8.05%	0.89
$15,000 TO $25,000	9.72%	1.17	10.67%		9.72%	1.17	11.21%		9.60%	1.15	7.40%	0.89
$25,000 TO $35,000	10.61%		11.36%		10.61%		10.41%		9.68%	1.13	8.24%	0.96
$35,000 TO $50,000	13.96%	1.09	15.89%		13.96%	1.09	15.43%		16.27%		10.02%	
$50,000 TO $75,000	21.09%	1.04	21.11%	1.04	21.09%	1.04	20.89%	1.03	24.38%		23.76%	1.17
$75,000 TO $100,000	16.79%	1.14	12.77%	0.87	16.79%	1.14	14.81%	1.01	15.01%	1.02	16.15%	1.10
$100,000 TO $150,000	12.46%	0.87	10.32%		12.46%	0.87	11.43%		11.43%		15.93%	1.11
$150,000 TO $250,000	4.86%		6.49%		4.86%		5.07%		2.85%		8.72%	0.97
$250,000 TO $500,000	0.30%		0.95%		0.30%		0.84%		0.29%		1.24%	
$500,000 OR MORE	0.09%		0.38%		0.09%		0.19%		0.15%		0.50%	
AVERAGE HOUSEHOLD INCOME - 1990	$39,824		$47,472	0.93	$39,824		$38,962		$36,175		$54,968	1.07
AVERAGE HOUSEHOLD INCOME - 2002 EST	$62,054		$68,960	0.82	$62,054		$60,167		$58,473		$84,778	1.01
GROWTH 1990 TO 2002	55.82%	0.87	45.27%		55.82%	0.87	54.43%	0.85	61.64%	0.96	54.23%	0.85
HOUSEHOLDS BY POVERTY LEVEL	*6,407*		*2,203*		*6,407*		*3,221*		*3,881*		*1,046*	
MARRIED HOUSEHOLDS ABOVE POVERTY LEVEL	68.19%	0.92	77.99%	1.05	68.19%	0.92	70.42%	0.95	67.18%	0.90	77.66%	1.04
OTHER HOUSEHOLDS ABOVE POVERTY LEVEL	25.65%		19.35%	0.98	25.65%		23.25%	1.18	26.88%		20.29%	1.03
MARRIED HOUSEHOLDS BELOW POVERTY LEVEL	2.52%		1.23%		2.52%		1.94%	1.07	2.64%		1.16%	
OTHER HOUSEHOLDS BELOW POVERTY LEVEL	3.64%	0.87	1.43%		3.64%	0.87	4.39%	1.05	3.30%		0.89%	
HOUSEHOLDS BY INCOME SOURCE												
AGGREGATE INCOME - 2001 (IN MILLIONS)	$115		$124		$115		$125		$102		$229	
AGG HH INC: SELF-EMPLOYMENT	5.37%	0.84	5.60%	0.87	5.37%	0.84	3.56%		6.58%	1.03	7.94%	
AGG HH INC: WAGES OR SALARY	87.28%	1.02	83.20%	0.97	87.28%	1.02	87.90%	1.02	86.00%	1.00	84.42%	0.98
AGG HH INC: INT/DIV/RENT/ROYALTY	7.35%	0.94	11.19%		7.35%	0.94	8.55%	1.09	7.42%	0.95	7.65%	0.98
HOUSEHOLDS BY NUMBER OF VEHICLES	*9,298*		*3,813*		*9,298*		*4,838*		*5,897*		*1,427*	
NO VEHICLES	14.72%	1.20	9.15%		14.72%	1.20	12.94%	1.05	14.21%	1.16	4.81%	
1 VEHICLE	41.13%		44.11%		41.13%		41.89%		44.31%		34.00%	1.00
2 VEHICLES	33.57%	0.89	35.05%	0.93	33.57%	0.89	32.59%	0.87	31.12%	0.83	40.31%	1.07
3 VEHICLES	7.87%		8.99%	0.80	7.87%		9.39%	0.83	7.59%		14.69%	
4 VEHICLES	2.27%		2.18%		2.27%		2.22%		2.22%		5.29%	
5+ VEHICLES	0.44%		0.52%		0.44%		0.98%		0.55%		0.90%	

Source: Claritas

FIGURE 24 - HOUSEHOLD CHARACTERISTICS 2

HOUSEHOLD CHARACTERISTICS	1433 Van Houten	INDEX	Wallington Branch	INDEX	626 Van Houten	INDEX	New Jersey
HOUSEHOLDS							
1990 CENSUS	2,174		3,575		2,298		2,794,711
2000 CENSUS	2,230		3,681		2,421		3,064,645
2002 ESTIMATE	2,215		3,697		2,427		3,108,745
2007 PROJECTION	2,174		3,769		2,459		3,224,545
GROWTH 2000 TO 2002	-0.64%		0.44%		0.24%		1.44%
PROJECTED GROWTH 2002 TO 2007	-1.85%		1.93%		1.33%		3.72%
HOUSEHOLD SIZE	*2,215*		*3,697*		*2,427*		*3,108,745*
HHs WITH 1 PERSON	22.90%	0.93	28.29%	1.14	25.57%	1.03	24.74%
HHs WITH 2 PERSONS	34.35%	1.14	30.35%	1.01	27.67%	0.92	30.14%
HHs WITH 3 PERSONS	16.81%	0.97	17.96%	1.03	15.87%	0.91	17.42%
HHs WITH 4 PERSONS	15.91%	1.01	14.29%	0.90	14.88%	0.94	15.83%
HHs WITH 5 PERSONS	7.05%	0.95	5.74%	[redacted]	8.15%	1.09	7.45%
HHs WITH 6 PERSONS	2.15%	[redacted]	2.19%	0.80	3.98%	[illegible]	2.73%
HHs WITH 7+ PERSONS	0.81%	[redacted]	1.18%	[redacted]	3.88%	[illegible]	1.70%
AVG PERSONS PER HH 2000	2.60	0.95	2.49	0.91	2.80	1.02	2.75
AVG PERSONS PER HH 2002 EST	2.60	0.95	2.51	0.92	2.84	1.04	2.74
AVG PERSONS PER HH 2007 PROJ	2.62	0.96	2.55	0.93	2.93	1.07	2.73
CHANGE 2000 TO 2002	0.00	[redacted]	0.02	[redacted]	0.04	[redacted]	0.00
HOUSEHOLDS BY TYPE - 2002 EST							
FAMILY HOUSEHOLDS	73.53%	1.05	64.70%	0.93	69.03%	0.99	69.83%
NON-FAMILY HOUSEHOLDS	26.47%	0.88	35.30%	1.17	30.97%	1.03	30.17%
PERSONS IN GROUP QUARTERS	0.00%	[redacted]	0.19%	[redacted]	0.05%	[redacted]	2.29%
HOUSEHOLDS BY INCOME - 2001 EST	*2,215*		*3,697*		*2,427*		*3,108,745*
UNDER $15,000	8.60%	0.96	10.48%	1.16	10.81%	[illegible]	9.00%
$15,000 TO $25,000	8.74%	1.05	11.81%	[illegible]	10.67%	[illegible]	8.32%
$25,000 TO $35,000	10.08%	1.18	13.63%	[illegible]	9.05%	1.06	8.57%
$35,000 TO $50,000	12.37%	0.97	14.56%	1.14	12.52%	0.98	12.77%
$50,000 TO $75,000	18.68%	0.92	23.87%	1.18	21.00%	1.04	20.23%
$75,000 TO $100,000	16.75%	1.14	11.50%	[redacted]	14.99%	1.02	14.69%
$100,000 TO $150,000	17.64%	[illegible]	9.83%	[redacted]	13.06%	0.91	14.38%
$150,000 TO $250,000	5.61%	[redacted]	3.93%	[redacted]	6.40%	[redacted]	8.99%
$250,000 TO $500,000	1.23%	[redacted]	0.38%	[redacted]	1.23%	[redacted]	2.15%
$500,000 OR MORE	0.30%	[redacted]	0.00%	[redacted]	0.27%	[redacted]	0.90%
AVERAGE HOUSEHOLD INCOME - 1990	$53,549	1.05	$39,302	[redacted]	$45,534	0.89	$51,234
AVERAGE HOUSEHOLD INCOME - 2002 EST	$78,112	0.93	$58,954	[redacted]	$68,642	0.82	$83,997
GROWTH 1990 TO 2002	*45.87%*	[redacted]	*50.00%*	[redacted]	*50.75%*	[redacted]	*63.95%*
HOUSEHOLDS BY POVERTY LEVEL	*1,629*	[redacted]	2,392	[redacted]	*1,675*	[redacted]	*2,170,878*
MARRIED HOUSEHOLDS ABOVE POVERTY LEVEL	81.51%	1.10	73.56%	0.99	72.08%	0.97	74.35%
OTHER HOUSEHOLDS ABOVE POVERTY LEVEL	16.84%	0.86	21.28%	1.08	24.66%	[illegible]	19.68%
MARRIED HOUSEHOLDS BELOW POVERTY LEVEL	0.78%	[redacted]	2.20%	[illegible]	1.94%	1.07	1.80%
OTHER HOUSEHOLDS BELOW POVERTY LEVEL	0.87%	[redacted]	2.95%	[redacted]	1.33%	[redacted]	4.17%
HOUSEHOLDS BY INCOME SOURCE							
AGGREGATE INCOME - 2001 (IN MILLIONS)	$158		$130		$170		$261,125
AGG HH INC: SELF-EMPLOYMENT	6.47%	1.01	2.86%	[redacted]	7.12%	1.11	6.42%
AGG HH INC: WAGES OR SALARY	82.91%	0.97	90.81%	1.06	83.73%	0.98	85.77%
AGG HH INC: INT/DIV/RENT/ROYALTY	10.62%	[illegible]	6.33%	0.81	9.15%	1.17	7.81%
HOUSEHOLDS BY NUMBER OF VEHICLES	*2,215*		*3,697*		*2,427*		*3,108,745*
NO VEHICLES	5.89%	[redacted]	10.68%	0.87	13.82%	1.13	12.28%
1 VEHICLE	31.62%	0.93	49.77%	[illegible]	37.25%	1.09	34.08%
2 VEHICLES	40.55%	1.08	26.53%	[redacted]	35.96%	0.96	37.57%
3 VEHICLES	14.00%	1.24	8.91%	[redacted]	9.62%	0.86	11.24%
4 VEHICLES	7.25%	2.03	2.97%	0.83	2.98%	0.83	3.58%
5+ VEHICLES	0.69%	[redacted]	1.14%	0.91	0.38%	[redacted]	1.25%

Source: Claritas

MARKET AREA DEPOSIT CHARACTERISTICS

Due to the nature of the Bank's service area, the competition was defined as all branches within the radii defined in the Market Area Demographics section.

FIGURE 25 - 1433 VAN HOUTEN MARKET SHARE

1433 Van Houten: Market Share by Institution Type

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$210,929	100.00%	$19,982	10.46%	$105,465	2	1.00
Commercial Banks	$132,220	62.68%	($8,898)	-6.31%	$132,220	1	[redacted]
Savings Banks	$0	0.00%	$0	0.00%	$0	0	[redacted]
Thrifts	$78,709	37.32%	$28,880	57.96%	$78,709	1	[redacted]
Credit Unions	$0	0.00%	$0	0.00%	$0	0	[redacted]

1433 Van Houten: Market Share by Institution

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$210,929	100.00%	$19,982	10.46%	$105,465	2	1.00
Clifton Savings Bank, S.L.A.	$78,709	37.32%	$28,880	57.96%	$78,709	1	[redacted]
Valley National Bank	$132,220	62.68%	($8,898)	-6.31%	$132,220	1	[redacted]

Source: SNL Securities data, FinPro calculations.

FIGURE 26 – 646 VAN HOUTEN AVE MARKET SHARE

646 Van Houten Ave: Market Share by Institution Type

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$110,278	100.00%	$16,677	17.82%	$36,759	3	1.00
Commercial Banks	$72,149	65.42%	$12,566	21.09%	$36,075	2	0.98
Savings Banks	$0	0.00%	$0	0.00%	$0	0	[redacted]
Thrifts	$38,129	34.58%	$4,111	12.08%	$38,129	1	1.04
Credit Unions	$0	0.00%	$0	0.00%	$0	0	[redacted]

646 Van Houten Ave: Market Share by Institution

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$110,278	100.00%	$16,677	17.82%	$36,759	3	1.00
Clifton Savings Bank, S.L.A.	$38,129	34.58%	$4,111	12.08%	$38,129	1	1.04
PNC Bank, NA	$35,430	32.13%	$7,076	24.96%	$35,430	1	0.96
Valley National Bank	$36,719	33.30%	$5,490	17.58%	$36,719	1	1.00

Source: SNL Securities data, FinPro calculations.

FIGURE 27 – CLIFTON AVE MARKET SHARE

Clifton Ave: Market Share by Institution Type

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$1,057,365	100.00%	$122,025	13.05%	$132,171	8	1.00
Commercial Banks	$546,096	51.65%	$22,808	4.36%	$109,219	5	0.83
Savings Banks	$282,785	26.74%	$61,961	28.06%	$282,785	1	2.14
Thrifts	$163,496	15.46%	$18,503	12.76%	$163,496	1	1.24
Credit Unions	$64,988	6.15%	$18,753	40.56%	$64,988	1	[redacted]

Clifton Ave: Market Share by Institution

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$1,057,365	100.00%	$122,025	13.05%	$132,171	8	1.00
Clifton Savings Bank, S.L.A.	$163,496	15.46%	$18,503	12.76%	$163,496	1	[illegible]
Fleet National Bank	$59,339	5.61%	$5,919	11.08%	$59,339	1	[redacted]
PNC Bank, NA	$154,753	14.64%	$25,239	19.49%	$77,377	2	[redacted]
Bank of New York	$40,141	3.80%	$3,744	10.29%	$40,141	1	[redacted]
Valley National Bank	$291,863	27.60%	$40,439	16.08%	$291,863	1	[illegible]
Hudson City Savings Bank (MHC)	$282,785	26.74%	$61,961	28.06%	$282,785	1	[illegible]
Wachovia Bank NA	$0	0.00%	($52,533)	-100.00%	$0	0	[redacted]
Self Reliance (NJ) FCU	$64,988	6.15%	$18,753	40.56%	$64,988	1	[redacted]

Source: SNL Securities data, FinPro calculations.

FIGURE 28 – LANZA AVE MARKET SHARE

Lanza Ave.: Market Share by Institution Type

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$447,978	100.00%	$87,931	24.42%	$74,663	6	1.00
Commercial Banks	$73,744	16.46%	$8,862	13.66%	$73,744	1	0.99
Savings Banks	$99,133	22.13%	$35,096	54.81%	$99,133	1	[illegible]
Thrifts	$268,063	59.84%	$43,141	19.18%	$89,354	3	1.20
Credit Unions	$7,038	1.57%	$832	13.41%	$7,038	1	[redacted]

Lanza Ave.: Market Share by Institution

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$447,978	100.00%	$87,931	24.42%	$74,663	6	1.00
Clifton Savings Bank, S.L.A.	$49,977	11.16%	$15,173	43.60%	$49,977	1	[redacted]
Spencer Savings Bank, SLA	$218,086	48.68%	$27,968	14.71%	$109,043	2	[illegible]
PNC Bank, NA	$73,744	16.46%	$8,862	13.66%	$73,744	1	0.99
Hudson City Savings Bank (MHC)	$99,133	22.13%	$35,096	54.81%	$99,133	1	[illegible]
South Bergen FCU	$7,038	1.57%	$832	13.41%	$7,038	1	[redacted]
Garden State Paper Emps FCU	$0	0.00%	$0	0.00%	$0	0	[redacted]

Source: SNL Securities data, FinPro calculations.

FIGURE 29 – LAKEVIEW AVE AND VILLAGE SQUARE MARKET SHARE

Lakeview Ave and Village Square: Market Share by Institution Type

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$476,177	100.00%	($2,156)	-0.45%	$43,289	11	1.00
Commercial Banks	$292,257	61.38%	($34,082)	-10.44%	$36,532	8	0.84
Savings Banks	$0	0.00%	$0	0.00%	$0	0	[redacted]
Thrifts	$183,920	38.62%	$31,926	21.00%	$61,307	3	[redacted]
Credit Unions	$0	0.00%	$0	0.00%	$0	0	[redacted]

Lakeview Ave and Village Square: Market Share by Institution

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$476,177	100.00%	($2,156)	-0.45%	$43,289	11	1.00
Clifton Savings Bank, S.L.A.	$79,242	16.64%	$7,370	10.25%	$39,621	2	0.92
Spencer Savings Bank, SLA	$104,678	21.98%	$24,556	30.65%	$104,678	1	[redacted]
PNC Bank, NA	$67,708	14.22%	$2,907	4.49%	$67,708	1	[redacted]
Hudson United Bank	$65,403	13.74%	($17,754)	-21.35%	$32,702	2	[redacted]
Interchange Bank	$0	0.00%	$0	0.00%	$0	0	[redacted]
Wachovia Bank NA	$73,593	15.45%	($22,543)	-23.45%	$36,797	2	0.85
Greater Community Bank	$43,509	9.14%	($1,531)	-3.40%	$21,755	2	[redacted]
JPMorgan Chase Bank	$42,044	8.83%	$4,839	13.01%	$42,044	1	0.97

Source: SNL Securities data, FinPro calculations.

FIGURE 30 – PALISADE AVE MARKET SHARE

Palisade Ave.: Market Share by Institution Type

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$201,549	100.00%	$271	0.13%	$40,310	5	1.00
Commercial Banks	$110,057	54.61%	$3,408	3.20%	$36,686	3	0.91
Savings Banks	$0	0.00%	$0	0.00%	$0	0	[redacted]
Thrifts	$91,492	45.39%	($3,137)	-3.32%	$45,746	2	1.13
Credit Unions	$0	0.00%	$0	0.00%	$0	0	[redacted]

Palisade Ave.: Market Share by Institution

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$201,549	100.00%	$271	0.13%	$40,310	5	1.00
Clifton Savings Bank, S.L.A.	$30,166	14.97%	$2,113	7.53%	$30,166	1	[redacted]
Spencer Savings Bank, SLA	$61,326	30.43%	($5,250)	-7.89%	$61,326	1	[redacted]
Bank of New York	$55,990	27.78%	($7,014)	-11.13%	$55,990	1	[redacted]
Interchange Bank	$49,529	24.57%	$10,922	28.29%	$49,529	1	[redacted]
Wachovia Bank NA	$0	0.00%	$0	0.00%	$0	0	[redacted]
Bergen Commercial Bank	$4,538	2.25%	($500)	-9.92%	$4,538	1	[redacted]

Source: SNL Securities data, FinPro calculations.

FIGURE 31 – VALLEY ROAD MARKET SHARE

Valley Rd: Market Share by Institution Type

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$33,334	100.00%	$7,584	29.45%	$33,334	1	1.00
Commercial Banks	$0	0.00%	$0	0.00%	$0	0	[redacted]
Savings Banks	$0	0.00%	$0	0.00%	$0	0	[redacted]
Thrifts	$33,334	100.00%	$7,584	29.45%	$33,334	1	1.00
Credit Unions	$0	0.00%	$0	0.00%	$0	0	[redacted]

Valley Rd: Market Share by Institution

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$33,334	100.00%	$7,584	29.45%	$33,334	1	1.00
Clifton Savings Bank, S.L.A.	$33,334	100.00%	$7,584	29.45%	$33,334	1	1.00
Hudson United Bank	$0	0.00%	$0	0.00%	$0	0	[redacted]

Source: SNL Securities data, FinPro calculations.

FIGURE 32 – WAYNE MARKET SHARE

Wayne: Market Share by Institution Type

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$1,494,790	100.00%	$674,195	82.16%	$135,890	11	1.00
Commercial Banks	$1,099,707	73.57%	$636,001	137.16%	$137,463	8	1.01
Savings Banks	$158,370	10.59%	$62,304	64.86%	$158,370	1	1.17
Thrifts	$236,713	15.84%	($24,110)	-9.24%	$118,357	2	0.87
Credit Unions	$0	0.00%	$0	0.00%	$0	0	[redacted]

Wayne: Market Share by Institution

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$1,494,790	100.00%	$672,202	81.72%	$135,890	11	1.00
Valley National Bank	$802,647	53.70%	$478,330	147.49%	$267,549	3	[redacted]
Columbia Bank (MHC)	$72,053	4.82%	$18,159	33.69%	$72,053	1	[redacted]
Fleet National Bank	$106,595	7.13%	$54,140	103.21%	$106,595	1	[redacted]
PNC Bank, NA	$31,989	2.14%	$7,780	32.14%	$31,989	1	[redacted]
Hudson City Savings Bank (MHC)	$158,370	10.59%	$62,304	64.86%	$158,370	1	1.17
Washington Mutual Bank, FA	$164,660	11.02%	($42,269)	-20.43%	$164,660	1	[redacted]
Atlantic Stewardship Bank	$50,211	3.36%	$24,692	96.76%	$50,211	1	[redacted]
JPMorgan Chase Bank	$71,226	4.76%	$34,020	91.44%	$71,226	1	[redacted]
Paragon Federal Credit Union	$0	0.00%	($1,993)	-100.00%	$0	0	[redacted]
Commerce Bank North	$37,039	2.48%	$37,039	0.00%	$37,039	1	[redacted]

Note: The Bank's Wayne branch was not opened at June 30, 2002.
Source: SNL Securities data, FinPro calculations.

FIGURE 33 – WALLINGTON AVE MARKET SHARE

Wallington: Market Share by Institution Type

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$306,236	100.00%	$38,701	14.47%	$51,039	6	1.00
Commercial Banks	$94,050	30.71%	($1,145)	-1.20%	$31,350	3	[redacted]
Savings Banks	$0	0.00%	$0	0.00%	$0	0	[redacted]
Thrifts	$212,186	69.29%	$39,846	23.12%	$70,729	3	[redacted]
Credit Unions	$0	0.00%	$0	0.00%	$0	0	[redacted]

Wallington: Market Share by Institution

Institution	Total 2002	Mkt Share 2002	$ Growth 1998 - 2002	% Growth 1998 - 2002	Avg Branch 2002	Count	Branch Perf Index
Total	$306,236	100.00%	$38,701	14.47%	$51,039	6	1.00
Kearny FSB	$57,247	18.69%	$8,301	16.96%	$57,247	1	1.12
Spencer Savings Bank, SLA	$101,970	33.30%	$15,883	18.45%	$101,970	1	[redacted]
Wawel SB, SLA	$52,969	17.30%	$15,662	41.98%	$52,969	1	1.04
Bank of New York	$81,063	26.47%	($1,396)	-1.69%	$40,532	2	[redacted]
Hudson United Bank	$12,987	4.24%	$251	1.97%	$12,987	1	[redacted]

Note: The Bank's Wallington branch was not opened at June 30, 2002.
Source: SNL Securities data, FinPro calculations.

3. Comparisons With Publicly Traded Thrifts

INTRODUCTION

This chapter presents an analysis of the Bank's operations against a Comparable Group of publicly traded savings institutions. The Comparable Group was selected from a universe of 225 public thrifts as of September 11, 2003. The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the fair market valuation of the Bank. Factors that influence the Bank's value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group current market pricing, coupled with the appropriate adjustments for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank to-be-issued common stock.

SELECTION SCREENS AND CRITERIA

When selecting the Comparable Group FinPro determined that the three most important factors that will influence the Bank's valuation are: geographic location for its franchise, its asset size and its capital levels.

The selection screens utilized to identify possible Comparables from the list of 225 public thrifts at September 11, 2003 included:



Query: SEC/Public Companies

Step 1: Start with only those companies that meet the following criteria: [Leave blank to include ALL companies]

	Connector	Field	Comparison	Value
1		Conversion Type	Does Not Equal (<>)	Mutual Holding Co
2	And	Merger or Acquisition Target?	Is (=)	False
3	And	IPO Date	Earlier Than or Equa	6/30/2002
4	And	Region	In	MA , NE
5	And	Total Assets.MstRctQtr.Restated	Greater Than or Equ	300000
6	And	Total Assets.MstRctQtr.Restated	Less Than or Equal	1000000
7	And	Tangible Equity/ Tangible Assets.Mstf	Greater Than or Equ	8

Add Line | Insert Line | Delete Line | Group Line | Delete Query | Help

Step 2: From the group of companies determined by Step 1, limit my list to:

Do Not Limit - Return the Entire Set | Define Limit

OK | Cancel

The selection of the Comparable Group was an iterative process. The first step was to prioritize the elements utilized in the screening process. FinPro believes that the most important screen is geography in this case. This is because the Northeast region is trading at premiums to the rest of the market. The second highest prioritization was put on the size followed by the level of tangible equity capital.

If the geography element is eliminated and the entire focus is placed on size and tangible capital, the resultant Comparable Group would include only two Northeast Companies. If tangible capital were placed in a higher priority and raised in level, an insufficient number of Comparables emerges. As such, FinPro is comfortable with the Comparables and the screening process utilized to identify them.

Applying these criteria against the **225** public thrifts resulted in 11 institutions. One of the institutions, Carver Bancorp, Inc. has a strategy that focuses on an ethnic niche and its strategy and market area differentiate it from the Bank, so Carver Bancorp, Inc. was excluded as a Comparable.

FIGURE 34 - COMPARABLE GROUP

		Corporate					
Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date	Conversion Type
	Comparable Thrift Data						
CEBK	Central Bancorp, Inc.	NASDAQ	Somerville	MA	9	10/24/1986	Standard
GAF	GA Financial, Inc.	AMEX	Pittsburgh	PA	13	03/26/1996	Standard
HIFS	Hingham Institution for Savings	NASDAQ	Hingham	MA	7	12/20/1988	Standard
LSBX	LSB Corporation	NASDAQ	North Andover	MA	6	05/02/1986	Standard
PHSB	PHSB Financial Corp.	NASDAQ	Beaver Falls	PA	10	12/21/2001	Second-Stage
THRD	TF Financial Corporation	NASDAQ	Newtown	PA	13	07/13/1994	Standard
WGBC	Willow Grove Bancorp, Inc.	NASDAQ	Maple Glen	PA	13	04/04/2002	Second-Stage
WRO	Woronoco Bancorp, Inc.	AMEX	Westfield	MA	9	03/19/1999	Standard
WSBI	Warwick Community Bancorp, Inc.	NASDAQ	Warwick	NY	9	12/23/1997	Standard
WVFC	WVS Financial Corp.	NASDAQ	Pittsburgh	PA	6	11/29/1993	Standard

The Comparable Group as of September 11, 2003 contains six of the Comparables from the August 5, 2003 valuation and four of the original Comparables from the June 3, 2003 valuation. The reason for the shift in the membership is the modest changes made to the selection screens and criteria.

Excluded from the Comparable Group were institutions that were involved in pending mergers or acquisitions. Also, institutions that completed their conversions within the last year were also excluded as the earnings of newly converted institutions do not reflect a full years benefit from the reinvestment of proceeds, and thus the price/earnings multiples and return on equity measures for these institutions tend to be skewed upward and downward respectively.

In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. The goal of the selection criteria process is to find those institutions that most closely match those of the Bank. None of the Comparables selected will be exact clones of the Bank.

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1. Asset size
2. Profitability
3. Capital Level
4. Balance Sheet Mix
5. Operating Strategy
6. Date of conversion

1. Asset Size The Comparable Group should have a similar asset size to the Bank. The Comparable Group ranged in size from $320.8 million to $903.7 million in total assets with a median of $595.3 million. The Bank's asset size was $589.2 million as of June 30, 2003 and is projected to be $735.5 million on a pro forma basis at the midpoint of the estimated valuation range.

2. Profitability The Comparable Group had a median ROAA of 0.81% and a median ROAE of 7.90% for the most recent quarter. The Comparable Group profitability measures had a dispersion about the mean for the ROAA measure ranging from a low of 0.24% to a high of 1.97% while the ROAE measure ranged from a low of 2.76% to a high of 22.00%. The Bank had a ROAA of 0.75% and ROAE of 5.91% for the three months ended June 30, 2003. On a pro forma basis, the ROAA is projected at .74% and the ROAE is projected at 2.46% at the midpoint of the range.

3. Capital Level The median equity to assets ratio for the Comparable Group was 9.49% with a high of 14.76% and a low of 8.18%. At June 30, 2003, the Bank had an equity to assets ratio of 12.58%. On a pro forma basis, at the midpoint, the Bank would have an equity to assets ratio of 29.96%.

4. Balance Sheet Mix At June 30, 2003, the Bank had a net loan to asset ratio of 33.88%. The median loan to asset ratio for the Comparables was 50.15%, ranging from a low of 30.01% to a high of 78.00%. On the liability side, the Bank's deposit to asset ratio was 86.65% at June 30, 2003 while the Comparable median was 60.97%, ranging from 44.81% to 69.44%. Additionally, the Bank had no borrowings at June 30, 2003 and the Comparable median borrowings to assets ratio was 27.59% with a range of 15.69% to 44.24%.

5. Operating strategy An institution's operating characteristics are important because they determine future performance. They also affect expected rates of return and investor's general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization, and non-financial factors such as management strategies and lines of business.

6. Date of conversion Recent conversions, those completed on or after June 30, 2002, were excluded since the earnings of a newly converted institution do not reflect a full year's benefits of reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

All Comparable Group data presented in Figure 35 is from SNL Securities utilizing the most recent quarter for balance sheet and income statement related items. All data for the Bank is from the offering circular.

FIGURE 35 - KEY FINANCIAL INDICATORS

	The Bank	*Comparable Group Median*
Balance Sheet Data		
Gross Loans to Deposits	39.26%	79.10%
Total Net Loans to Assets	33.88%	50.15%
Deposits to Assets	86.65%	60.97%
Borrowed Funds to Assets	0.00%	27.59%
Balance Sheet Growth		
Asset Growth Rate	9.14%	-0.35%
Loan Growth Rate	-27.27%	-22.18%
Deposit Growth Rate	10.50%	-0.38%
Capital		
Equity to Assets	12.58%	9.49%
Tangible Equity to Assets	12.58%	9.24%
Intangible Assets to Equity	0.00%	0.48%
Regulatory Core Capital to Assets	12.57%	9.04%
Equity + Reserves to Assets	12.72%	9.99%

	The Bank	*Comparable Group Median*
Asset Quality		
Non-Performing Loans to Loans	0.01%	0.39%
Reserves to Non-Performing Loans	NM	215.69%
Non-Performing Assets to Assets	0.00%	0.18%
Non-Performing Assets to Equity	0.03%	1.23%
Reserves to Net Loans	0.42%	1.02%
Reserves to Non-Performing Assets + 90 Days Del.	NM	205.98%
Profitability		
Return on Average Assets	0.75%	0.81%
Return on Average Equity	5.91%	7.90%
Income Statement		
Yield on Average Earning Assets	4.68%	5.31%
Cost of Interest Bearing Liabilities	2.43%	2.81%
Net Interest Spread	2.25%	2.38%
Net Interest Margin	2.49%	2.74%
Noninterest Income to Average Assets	0.05%	0.33%
Noninterest Expense to Average Assets	1.27%	2.16%
Efficiency Ratio	52.02%	68.15%
Overhead Ratio	50.98%	64.52%

Source: The Bank Offering Circular, FinPro calculations and SNL Securities
Note: All of the Bank data is at or for the three months ended June 30, 2003.
Note: All of the Comparable data is for the most recent quarter.

4. Market Value Determination

COMPARABLE GROUP ADJUSTMENTS

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments delineated in this section are made from potential investors' viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. A potential investor includes depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

The screens to determine the Comparable Group included: geography, asset size, capital levels, not merger targets and not recent IPOs. Therefore, there should not be material adjustments relative to the Comparable Group for these factors.

There are numerous criteria on which the market value adjustments are based, but the major ones utilized for purposes of this report include:

- Balance Sheet Strength
- Asset Quality
- Profitability and Growth
- Earnings Quality
- Dividends
- Liquidity of the Issue/Size of the Offering
- Recent Regulatory Matters
- Market for Seasoned Thrift Stocks
- Acquisition Market
- Management
- Market Area
- Subscription Interest

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. Adjustments, up or down, to the Comparable Group median multiple values are made based on the comparison of the Bank to the Comparable Group.

The Bank's value is further adjusted for other adjustments as shown in Section 5. The resultant values are then compared to recent conversions, state totals, and national totals for reasonableness and appropriateness.

After adjusting the Bank's market value in relation to the Comparable Group, consideration was given to the type of conversion the Bank is undertaking. In this particular case it was appropriate to compare and adjust the Bank's market value in relation to the performance of other fully converted institutions.

BALANCE SHEET STRENGTH

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as bank liquidity, capitalization, asset composition, funding mix and intangible levels in assessing the attractiveness of investing in the common stock of a thrift. The following tables summarize the key financial elements of the Bank measured against the Comparable Group.

FIGURE 36 - KEY BALANCE SHEET DATA

		Key Financial Data for the Most Recent Quarter				
Ticker	Short Name	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
	Comparable Thrift Data					
CEBK	Central Bancorp, Inc.	478,057	129.99	78.00	60.00	30.21
GAF	GA Financial, Inc.	903,656	84.18	51.79	61.52	25.51
HIFS	Hingham Institution for Savings	459,806	127.08	75.43	59.35	31.55
LSBX	LSB Corporation	428,991	75.38	49.26	65.35	21.24
PHSB	PHSB Financial Corp.	320,797	68.55	46.62	68.01	16.48
THRD	TF Financial Corporation	712,636	80.58	50.68	62.88	26.99
WGBC	Willow Grove Bancorp, Inc.	844,787	71.44	49.61	69.44	15.69
WRO	Woronoco Bancorp, Inc.	800,766	116.36	60.33	51.84	37.52
WSBI	Warwick Community Bancorp, Inc.	827,842	77.62	46.89	60.41	28.18
WVFC	WVS Financial Corp.	368,242	66.97	30.01	44.81	44.24
	Average	614,558	89.82	53.86	60.36	27.76
	Median	595,347	79.10	50.15	60.97	27.59
	Maximum	903,656	129.99	78.00	69.44	44.24
	Minimum	320,797	66.97	30.01	44.81	15.69
TBD	Clifton Savings Bancorp, Inc.	589,213	39.26	33.88	86.65	-
	Variance to the Comparable Median	(6,134)	(39.84)	(16.27)	25.69	(27.59)

Sources: SNL and Offering Circular Data, FinPro Computations

Asset Composition - The Bank's net loan to asset ratio of 33.88% is substantially below the Comparable Group median of 50.15%.

Funding Mix - The Bank is funded primarily through deposits, 86.65% of assets, and retained earnings, 12.58% of assets. The Comparable Group has a deposits to assets ratio of 60.97% and an equity to assets ratio of 9.49%. The Comparable Group's funding includes 27.59% of assets in borrowings. The Bank does not have any borrowings.

Liquidity – The liquidity of the Bank and the Comparable Group appear similar and adequate.

FIGURE 37 - BALANCE SHEET GROWTH DATA

Ticker	Short Name	*Balance Sheet Growth as of the MRQ* Asset Growth Rate (%)	Loan Growth Rate (%)	Deposit Growth Rate (%)
	Comparable Thrift Data			
CEBK	Central Bancorp, Inc.	0.71	-17.38	-1.53
GAF	GA Financial, Inc.	16.50	5.94	13.16
HIFS	Hingham Institution for Savings	24.54	16.10	-9.74
LSBX	LSB Corporation	-6.24	-26.97	0.77
PHSB	PHSB Financial Corp.	-26.46	-45.44	-32.42
THRD	TF Financial Corporation	-4.21	-16.16	1.23
WGBC	Willow Grove Bancorp, Inc.	7.42	-41.43	15.02
WRO	Woronoco Bancorp, Inc.	40.87	7.87	17.57
WSBI	Warwick Community Bancorp, Inc.	-1.40	-41.66	-17.58
WVFC	WVS Financial Corp.	-39.19	-58.99	-2.04
	Average	1.25	(21.81)	(1.56)
	Median	(0.35)	(22.18)	(0.38)
	Maximum	40.87	16.10	17.57
	Minimum	(39.19)	(58.99)	(32.42)
TBD	Clifton Savings Bancorp, Inc.	9.14	(27.27)	10.50
	Variance to the Comparable Median	9.48	(5.10)	10.88

Sources: SNL and Offering Circular Data, FinPro Computations

Both the Bank and the Comparables are experiencing declining loan levels, however, the Bank's loans are declining faster. The Bank's deposit and asset growth rates are above the Comparable Group.

FIGURE 38 - CAPITAL DATA

Ticker	Short Name	Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)	Equity + Reserves/ Assets (%)
		Capital for the Most Recent Quarter				
	Comparable Thrift Data					
CEBK	Central Bancorp, Inc.	8.74	8.31	5.34	7.92	9.44
GAF	GA Financial, Inc.	10.68	10.67	0.08	9.24	11.11
HIFS	Hingham Institution for Savings	8.58	8.58	0.00	9.04	9.21
LSBX	LSB Corporation	12.44	12.44	0.00	12.18	13.42
PHSB	PHSB Financial Corp.	14.76	14.76	0.00	NA	15.29
THRD	TF Financial Corporation	8.96	8.35	7.48	7.16	9.23
WGBC	Willow Grove Bancorp, Inc.	13.83	13.72	0.87	10.17	14.45
WRO	Woronoco Bancorp, Inc.	9.69	9.48	2.40	9.54	10.09
WSBI	Warwick Community Bancorp, Inc.	9.28	9.00	3.26	8.98	9.88
WVFC	WVS Financial Corp.	8.18	8.18	0.00	7.97	8.91
	Average	10.51	10.35	1.94	9.13	11.10
	Median	9.49	9.24	0.48	9.04	9.99
	Maximum	14.76	14.76	7.48	12.18	15.29
	Minimum	8.18	8.18	-	7.16	8.91
TBD	Clifton Savings Bancorp, Inc.	12.58	12.58	-	12.57	12.72
	Variance to the Comparable Median	3.09	3.34	(0.48)	3.53	2.73

Sources: SNL and Offering Circular Data, FinPro Computations

Capitalization - The Comparable Group's median equity to assets ratio of 9.49% is lower than the Bank's ratio of 12.58%. The Bank's pro forma equity to assets ratio is projected to be 29.96% at the midpoint of the valuation range.

Intangible Levels - One factor influencing market values is the level of intangibles that an institution carries on its books. Thrifts trade more on tangible book than on book. The Bank does not have any intangibles while the Comparable Group median intangibles to equity ratio is 0.48%.

The Bank's loan levels are very weak relative to deposits and assets. This weakness is offset by the Bank's lower level of borrowings relative to the Comparable Group and by the fact that the Bank is fully funded by deposits. The weakness in the asset side is offset by the strength on the funding side. Furthermore, the Bank is experiencing rapid loan runoff, but has been able to grow deposits faster than the Comparables. As such, no adjustment is warranted.

ASSET QUALITY

The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans ("NPLs", real estate owned ("REO") and levels of allowance for loan and lease losses ("ALLL") in assessing the attractiveness of investing in the common stock of an institution.

FIGURE 39 - ASSET QUALITY TABLE

		Asset Quality for the Most Recent Quarter					
Ticker	Short Name	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)
	Comparable Thrift Data						
CEBK	Central Bancorp, Inc.	0.00	NM	0.00	0.00	0.90	NM
GAF	GA Financial, Inc.	0.56	152.15	0.29	2.72	0.85	150.82
HIFS	Hingham Institution for Savings	0.12	700.48	0.09	1.05	0.84	700.48
LSBX	LSB Corporation	0.01	NM	0.01	0.06	1.98	NM
PHSB	PHSB Financial Corp.	0.39	294.66	0.18	1.23	1.14	280.66
THRD	TF Financial Corporation	0.62	86.19	0.57	6.40	0.53	47.04
WGBC	Willow Grove Bancorp, Inc.	NA	NA	NA	NA	1.27	NA
WRO	Woronoco Bancorp, Inc.	0.15	443.05	0.09	0.94	0.67	443.05
WSBI	Warwick Community Bancorp, Inc.	0.60	215.69	0.29	3.14	1.29	205.98
WVFC	WVS Financial Corp.	3.30	73.78	1.15	14.04	2.43	63.52
	Average	0.64	280.86	0.30	3.29	1.19	270.22
	Median	0.39	215.69	0.18	1.23	1.02	205.98
	Maximum	3.30	700.48	1.15	14.04	2.43	700.48
	Minimum	-	73.78	-	-	0.53	47.04
TBD	Clifton Savings Bancorp, Inc.	0.01	NM	-	0.03	0.42	NM
	Variance to the Comparable Median	(0.38)	NM	(0.18)	(1.20)	(0.60)	NM

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank has a lower level of non-performing loans ("NPLs") to total loans at 0.01% when compared to the Comparable Group median at 0.39%. The Bank's ALLL level, 0.42% of total loans, is lower than the Comparable median of 1.02% of loans but is the result of better asset quality. Taken collectively, an upward adjustment is warranted for asset quality.

PROFITABILITY AND GROWTH

The profitability and growth are critical components in the establishment of market values for thrifts.

The Bank posted net income of $5.2 million for the year ended March 31, 2003, up $792 thousand from the year ended March 31, 2002. The increase was primarily attributable to higher net interest income, resulting from lower interest expense.

The net income for the three months ended June 30, 2003, declined from the prior period due to lower net interest income and higher noninterest expense.

FIGURE 40 - NET INCOME TREND


$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$ in thousands
$3,300
$4,399
$4,448
$4,429
$5,221
$4,348
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Jun-03
Note: The June 2003 figure is the annualized three months ended June 30,

Sources: Offering Circular

The Bank's ROAA and ROAE are both below the Comparable Group median.

FIGURE 41 - PROFITABILITY DATA

		Profitability for the Most Recent Quarter	
Ticker	Short Name	Return on Avg Assets (%)	Return on Avg Equity (%)
	Comparable Thrift Data		
CEBK	Central Bancorp, Inc.	1.08	12.69
GAF	GA Financial, Inc.	0.78	7.02
HIFS	Hingham Institution for Savings	1.97	22.00
LSBX	LSB Corporation	0.59	4.78
PHSB	PHSB Financial Corp.	0.78	5.64
THRD	TF Financial Corporation	0.24	2.76
WGBC	Willow Grove Bancorp, Inc.	0.87	5.99
WRO	Woronoco Bancorp, Inc.	1.14	10.99
WSBI	Warwick Community Bancorp, Inc.	0.83	8.77
WVFC	WVS Financial Corp.	0.75	9.73
	Average	0.90	9.04
	Median	0.81	7.90
	Maximum	1.97	22.00
	Minimum	0.24	2.76
TBD	Clifton Savings Bancorp, Inc.	0.75	5.91
	Variance to the Comparable Median	(0.05)	(1.99)

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank's earnings for the annualized quarter ended June 30, 2003, declined relative to the earnings for the year ended March 31, 2003. The annualized net income for the quarter ended June 30, 2003 was in-line with the earnings for the years 2000, 2001 and 2002. The Bank's ROAA and ROAE are both below the Comparable Group median. On a pro forma basis, the Bank is projected to have a .74% ROAA and an 2.46% ROAE. The pro forma ROAE is lower than any of the Comparable Group. Investors in public thrifts focus on ROAE not ROAA. Therefore, a downward adjustment is warranted.

EARNINGS QUALITY

Thrift earnings are primarily a function of:

- net interest income
- loan loss provision
- non-interest income
- non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on net interest income.

FIGURE 42 - INCOME STATEMENT DATA

		Income Statement for the Most Recent Quarter							
Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)
	Comparable Thrift Data								
CEBK	Central Bancorp, Inc.	6.07	2.70	3.37	3.55	0.35	2.51	66.32	62.89
GAF	GA Financial, Inc.	5.56	3.30	2.26	2.69	0.31	2.09	71.32	67.90
HIFS	Hingham Institution for Savings	6.14	2.44	3.70	4.02	0.31	1.96	47.03	42.77
LSBX	LSB Corporation	5.06	2.55	2.51	2.85	0.35	2.19	69.98	66.14
PHSB	PHSB Financial Corp.	5.39	3.12	2.27	2.65	0.33	2.12	73.11	69.71
THRD	TF Financial Corporation	4.80	2.81	1.99	2.14	0.32	2.02	84.55	82.13
WGBC	Willow Grove Bancorp, Inc.	5.22	2.47	2.75	3.09	0.22	2.42	74.09	72.18
WRO	Woronoco Bancorp, Inc.	5.50	3.09	2.41	2.72	1.43	2.38	59.08	36.38
WSBI	Warwick Community Bancorp, Inc.	5.14	2.80	2.34	2.76	0.81	2.24	64.30	53.25
WVFC	WVS Financial Corp.	4.82	3.32	1.50	1.87	0.16	1.00	50.08	45.85
	Average	5.37	2.86	2.51	2.83	0.46	2.09	65.99	59.92
	Median	5.31	2.81	2.38	2.74	0.33	2.16	68.15	64.52
	Maximum	6.14	3.32	3.70	4.02	1.43	2.51	84.55	82.13
	Minimum	4.80	2.44	1.50	1.87	0.16	1.00	47.03	36.38
TBD	Clifton Savings Bancorp, Inc.	4.68	2.43	2.25	2.49	0.05	1.27	52.02	50.98
	Variance to the Comparable Median	(0.63)	(0.38)	(0.13)	(0.25)	(0.27)	(0.88)	(16.13)	(13.54)

Sources: SNL and Offering Circular Data, FinPro Computations

Compared to the Comparable Group ***median***, the Bank's yield on assets was 63 basis points worse and the cost of funds was 38 basis points better. The 25 basis point disadvantage in net interest margin is compounded by a 27 basis point disadvantage in noninterest income. However, the disadvantages in net interest margin and noninterest income are offset by the 88 basis point advantage in noninterest expense.

Taken collectively, the income of the Bank can be measured by the efficiency ratio, where the Bank has an efficiency ratio of 52.02%, while the Comparable Group has a median ratio of 68.15%.

Currently, investors are focusing on earnings sustainability as the interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

The Bank's earnings are dependent upon net interest income and a low expense structure. The Bank's low expense structure is evident in its strong efficient ratio. Due primarily to the lower efficiency ratio, a slight upward adjustment is warranted.

DIVIDENDS

Historically, banks have not established dividend policies immediately at or after conversion to stock ownership. Rather, newly converted institutions, in general, have preferred to establish an earnings track record, fully invest the conversion proceeds, and allow for seasoning of the stock before establishing a dividend policy. In the late 1980's and early 1990's however, there was a tendency toward initiating dividend policies concurrent with the conversion as a means of increasing the attractiveness of the issue and to utilize the proceeds.

The last few years have seen yet another shift away from dividend policies concurrent with conversion. Pressure on ROE and on internal rate of returns to investors prompted the industry toward cash dividends. This trend was accelerated by the decrease in the tax rate on dividend income. This trend is exacerbated by the lack of growth potential. Typically, when institutions are in a growth mode, they issue stock dividends or do not declare a dividend. When growth is stunted, these institutions shift toward reducing equity levels and thus utilize cash dividends as a tool in this regard.

FIGURE 43 - DIVIDEND DATA

		Dividends	
Ticker	Short Name	Current Dividend Yield ($)	LTM Dividend Payout Ratio (%)
	Comparable Thrift Data		
CEBK	Central Bancorp, Inc.	1.39	29.49
GAF	GA Financial, Inc.	2.92	52.78
HIFS	Hingham Institution for Savings	1.82	33.46
LSBX	LSB Corporation	2.83	76.67
PHSB	PHSB Financial Corp.	2.16	32.58
THRD	TF Financial Corporation	1.91	40.00
WGBC	Willow Grove Bancorp, Inc.	2.13	42.25
WRO	Woronoco Bancorp, Inc.	2.43	33.74
WSBI	Warwick Community Bancorp, Inc.	2.02	28.41
WVFC	WVS Financial Corp.	3.88	46.72
	Average	2.35	41.61
	Median	2.15	36.87
	Maximum	3.88	76.67
	Minimum	1.39	28.41
TBD	Clifton Savings Bancorp, Inc.	NA	NA

Sources: SNL Data, FinPro Computations

All ten Comparable institutions paid dividends. The median dividend payout ratio for the Comparable Group was 36.87%, ranging from a high of 76.67% to a low of 28.41%. After the conversion, the Bank will be able to pay dividends. As such, no adjustment is indicated for this factor.

LIQUIDITY OF THE ISSUE/SIZE OF THE OFFERING

The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

FIGURE 44 - MARKET CAPITALIZATION DATA

		Market Data as of The Most Recent Quarter					
Ticker	Short Name	MRQ Market Value ($)	MRQ Price Per Share ($)	MRQ Price High ($)	MRQ Price Low ($)	MRQ Publicly Reported Book Value ($)	MRQ Tangible Publicly Rep Book Value ($)
	Comparable Thrift Data						
CEBK	Central Bancorp, Inc.	57.63	34.6500	35.7390	33.9000	25.11	23.77
GAF	GA Financial, Inc.	137.59	27.3800	29.0500	24.8500	19.51	19.49
HIFS	Hingham Institution for Savings	81.77	39.4900	40.0500	34.7600	19.06	19.06
LSBX	LSB Corporation	71.43	16.9900	17.5200	13.6000	12.70	12.70
PHSB	PHSB Financial Corp.	54.10	18.5290	19.0890	17.4900	16.21	16.21
THRD	TF Financial Corporation	87.82	31.3600	32.7500	28.0000	24.90	23.04
WGBC	Willow Grove Bancorp, Inc.	176.02	16.8800	17.2500	15.7000	11.20	11.10
WRO	Woronoco Bancorp, Inc.	100.94	27.9500	29.6400	25.7200	21.52	21.00
WSBI	Warwick Community Bancorp, Inc.	135.26	29.6700	30.4900	28.5000	16.94	16.39
WVFC	WVS Financial Corp.	42.61	16.5000	18.9300	16.5000	11.65	11.65
	Average	94.5	25.94	27.05	23.90	17.88	17.44
	Median	84.8	27.67	29.35	25.29	18.00	17.73
	Maximum	176.0	39.49	40.05	34.76	25.11	23.77
	Minimum	42.6	16.50	17.25	13.60	11.20	11.10
TBD	Clifton Savings Bancorp, Inc.	170.0	NA	NA	NA	NA	NA
	Variance to the Comparable Median	85.2	NA	NA	NA	NA	NA

Sources: SNL and Offering Circular Data, FinPro Computations

The market capitalization values of the Comparable Group range from a low of $46.5 million to a high of $172.1 million with a median market capitalization of $86.0 million. The Bank expects to have $170.0 million of market capital at the midpoint on a pro forma basis. Additionally, the Bank will trade on NASDAQ.

The amount of market capitalization affects the pricing of an institution as small cap companies suffer from weak liquidity, limited research and press coverage, limited resources and the lack of economies of scale. The following figure illustrates that there is a clear correlation between the amounts of market capitalization and the price to book and price to tangible book multiples.

FIGURE 45 - INDUSTRY MULTIPLES BY MARKET CAPITALIZATION

Short Name	Count	Current Market Value ($M)	Current Price in Relation to Earnings (x)	Price/ Core EPS (x)	LTM EPS (x)	Price/ LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	30.00	<25	19.20	18.06	17.19	17.92	110.89	112.63	11.68	2.58	40.00
	48.00	>=25 - <50	14.94	15.34	15.57	15.27	121.95	124.15	11.65	2.09	31.00
	45.00	>=50 - <150	14.53	14.79	15.21	15.35	134.70	140.65	13.15	2.11	31.16
	60.00	> 155	12.48	13.86	13.63	14.37	172.68	209.06	15.85	1.93	23.13
National Standard Conversi			14.53	15.34	14.78	15.24	137.62	145.52	13.25	2.12	29.74

Source: SNL Securities, FinPro calculations

The Bank is expected to have market capitalization of $170.0 million, which is above the Comparable median of $86.0 million.

The Bank is expected to have higher levels of market capital initially, but will reduce its market capital through judicious use of capital market tools. As such, an upward adjustment for this factor is warranted.

RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. Currently, there are two differences in regulation between the Bank and the Comparable Group. First, the OTS is enforcing a three year merger moratorium. Nine of the ten Comparables are not covered by the moratorium. FinPro attempted to screen out companies that had acquisition speculation built into their pricing, however, in a mature consolidating industry, some speculation persists.

Secondly, the Bank will not be able to repurchase its share in the open market for one year. Currently, all of the Comparables have this ability.

As such, a downward adjustment is warranted.

MARKET FOR SEASONED THRIFT STOCKS

Trading multiples for all public thrifts as of September 11, 2003 are provided in Exhibit 8. A common measure utilized as a proxy for the performance of the thrift industry is the SNL Thrift Index, graphically shown below and tabularly shown on the following page:

FIGURE 46 - SNL THRIFT INDEX CHART


SNL Thrift Index
Index Value
1,400.0
1,200.0
1,000.0
800.0
600.0
400.0
200.0
-
Jan-92
Jun-92
Nov-92
Apr-93
Sep-93
Feb-94
Jul-94
Dec-94
May-95
Oct-95
Mar-96
Aug-96
Jan-97
Jun-97
Nov-97
Apr-98
Sep-98
Feb-99
Jul-99
Dec-99
May-00
Oct-00
Mar-01
Aug-01
Jan-02
Jul-02
Dec-02
May-03

Source: SNL Securities

FIGURE 47 - HISTORICAL SNL THRIFT INDEX

SNL THRIFT INDEX MONTHLY PERFORMANCE
December 31, 1991 to September 11, 2003

	Date	SNL Thrift Index	% Change Since 1/2/1992	% Change Since 1/4/1993	% Change Since 1/3/1994	% Change Since 12/30/1994	% Change Since 12/29/1995	% Change Since 12/31/1996	% Change Since 12/31/1997	% Change Since 12/31/1998	% Change Since 12/31/1999	% Change Since 12/31/2000	% Change Since 12/31/2001	% Change Since 12/31/2002
1992	Jan-92	143.9	-	-	-	-	-	-	-	-	-	-	-	-
	Feb-92	153.3	6.5%	-	-	-	-	-	-	-	-	-	-	-
	Mar-92	164.3	14.2%	-	-	-	-	-	-	-	-	-	-	-
	Apr-92	157.6	9.5%	-	-	-	-	-	-	-	-	-	-	-
	May-92	160.8	11.7%	-	-	-	-	-	-	-	-	-	-	-
	Jun-92	170.4	18.4%	-	-	-	-	-	-	-	-	-	-	-
	Jul-92	175.1	21.7%	-	-	-	-	-	-	-	-	-	-	-
	Aug-92	179.7	24.9%	-	-	-	-	-	-	-	-	-	-	-
	Sep-92	169.6	17.9%	-	-	-	-	-	-	-	-	-	-	-
	Oct-92	167.0	16.1%	-	-	-	-	-	-	-	-	-	-	-
	Nov-92	172.4	19.8%	-	-	-	-	-	-	-	-	-	-	-
	Dec-92	186.2	29.4%	-	-	-	-	-	-	-	-	-	-	-
1993	Jan-93	201.1	39.7%	-	-	-	-	-	-	-	-	-	-	-
	Feb-93	219.1	52.3%	9.0%	-	-	-	-	-	-	-	-	-	-
	Mar-93	221.1	53.6%	9.9%	-	-	-	-	-	-	-	-	-	-
	Apr-93	228.2	58.6%	13.5%	-	-	-	-	-	-	-	-	-	-
	May-93	215.9	50.0%	7.4%	-	-	-	-	-	-	-	-	-	-
	Jun-93	214.7	49.2%	6.8%	-	-	-	-	-	-	-	-	-	-
	Jul-93	220.5	53.2%	9.6%	-	-	-	-	-	-	-	-	-	-
	Aug-93	234.7	63.1%	16.7%	-	-	-	-	-	-	-	-	-	-
	Sep-93	246.7	71.4%	22.7%	-	-	-	-	-	-	-	-	-	-
	Oct-93	259.9	80.6%	29.2%	-	-	-	-	-	-	-	-	-	-
	Nov-93	258.6	79.7%	28.6%	-	-	-	-	-	-	-	-	-	-
	Dec-93	245.7	70.7%	22.2%	-	-	-	-	-	-	-	-	-	-
1994	Jan-94	252.5	75.5%	25.6%	-	-	-	-	-	-	-	-	-	-
	Feb-94	257.2	78.7%	27.9%	1.9%	-	-	-	-	-	-	-	-	-
	Mar-94	241.6	67.9%	20.1%	-4.3%	-	-	-	-	-	-	-	-	-
	Apr-94	247.5	72.0%	23.1%	-2.0%	-	-	-	-	-	-	-	-	-
	May-94	263.3	83.0%	30.9%	4.3%	-	-	-	-	-	-	-	-	-
	Jun-94	269.6	87.4%	34.1%	6.8%	-	-	-	-	-	-	-	-	-
	Jul-94	276.7	92.3%	37.6%	9.6%	-	-	-	-	-	-	-	-	-
	Aug-94	287.2	99.6%	42.8%	13.7%	-	-	-	-	-	-	-	-	-
	Sep-94	278.8	93.7%	38.6%	10.4%	-	-	-	-	-	-	-	-	-
	Oct-94	263.1	82.8%	30.8%	4.2%	-	-	-	-	-	-	-	-	-
	Nov-94	245.8	70.8%	22.2%	-2.7%	-	-	-	-	-	-	-	-	-
	Dec-94	244.7	70.0%	21.7%	-3.1%	-	-	-	-	-	-	-	-	-
1995	Jan-95	256.1	78.0%	27.3%	1.4%	4.7%	-	-	-	-	-	-	-	-
	Feb-95	277.0	92.5%	37.7%	9.7%	13.2%	-	-	-	-	-	-	-	-
	Mar-95	278.4	93.5%	38.4%	10.3%	13.8%	-	-	-	-	-	-	-	-
	Apr-95	295.4	105.3%	46.9%	17.0%	20.7%	-	-	-	-	-	-	-	-
	May-95	307.6	113.8%	53.0%	21.8%	25.7%	-	-	-	-	-	-	-	-
	Jun-95	313.5	117.9%	55.9%	24.2%	28.1%	-	-	-	-	-	-	-	-
	Jul-95	328.2	128.1%	63.2%	30.0%	34.1%	-	-	-	-	-	-	-	-
	Aug-95	355.5	147.0%	76.8%	40.8%	45.3%	-	-	-	-	-	-	-	-
	Sep-95	362.3	151.8%	80.2%	43.5%	48.1%	-	-	-	-	-	-	-	-
	Oct-95	354.1	146.1%	76.1%	40.2%	44.7%	-	-	-	-	-	-	-	-
	Nov-95	370.2	157.3%	84.1%	46.6%	51.3%	-	-	-	-	-	-	-	-
	Dec-95	376.5	161.6%	87.2%	49.1%	53.9%	-	-	-	-	-	-	-	-
1996	Jan-96	370.7	157.6%	84.3%	46.8%	51.5%	-1.5%	-	-	-	-	-	-	-
	Feb-96	373.6	159.6%	85.8%	48.0%	52.7%	-0.8%	-	-	-	-	-	-	-
	Mar-96	382.1	165.5%	90.0%	51.3%	56.2%	1.5%	-	-	-	-	-	-	-
	Apr-96	380.3	164.3%	89.1%	50.6%	55.4%	1.0%	-	-	-	-	-	-	-
	May-96	383.0	166.2%	90.5%	51.7%	56.5%	1.7%	-	-	-	-	-	-	-
	Jun-96	387.2	169.1%	92.5%	53.3%	58.2%	2.8%	-	-	-	-	-	-	-
	Jul-96	389.9	171.0%	93.9%	54.4%	59.3%	3.6%	-	-	-	-	-	-	-
	Aug-96	408.3	183.7%	103.0%	61.7%	66.9%	8.4%	-	-	-	-	-	-	-
	Sep-96	429.3	198.3%	113.5%	70.0%	75.4%	14.0%	-	-	-	-	-	-	-
	Oct-96	456.7	217.4%	127.1%	80.9%	86.6%	21.3%	-	-	-	-	-	-	-
	Nov-96	485.8	237.6%	141.6%	92.4%	98.5%	29.0%	-	-	-	-	-	-	-
	Dec-96	483.6	236.1%	140.5%	91.5%	97.6%	28.4%	-	-	-	-	-	-	-
1997	Jan-97	520.1	261.4%	158.6%	106.0%	112.5%	38.1%	7.5%	-	-	-	-	-	-
	Feb-97	563.1	291.3%	180.0%	123.0%	130.1%	49.6%	16.4%	-	-	-	-	-	-
	Mar-97	527.7	266.7%	162.4%	109.0%	115.7%	40.2%	9.1%	-	-	-	-	-	-
	Apr-97	537.2	273.3%	167.1%	112.8%	119.5%	42.7%	11.1%	-	-	-	-	-	-
	May-97	577.9	301.6%	187.4%	128.9%	136.2%	53.5%	19.5%	-	-	-	-	-	-
	Jun-97	624.5	334.0%	210.5%	147.3%	155.2%	65.9%	29.1%	-	-	-	-	-	-
	Jul-97	684.5	375.7%	240.4%	171.1%	179.7%	81.8%	41.5%	-	-	-	-	-	-
	Aug-97	664.6	361.8%	230.5%	163.2%	171.6%	76.5%	37.4%	-	-	-	-	-	-
	Sep-97	737.5	412.5%	266.7%	192.1%	201.4%	95.9%	52.5%	-	-	-	-	-	-
	Oct-97	752.4	422.9%	274.1%	198.0%	207.5%	99.8%	55.6%	-	-	-	-	-	-
	Nov-97	767.4	433.3%	281.6%	203.9%	213.6%	103.8%	58.7%	-	-	-	-	-	-
	Dec-97	814.1	465.7%	304.8%	222.4%	232.7%	116.2%	68.3%	-	-	-	-	-	-

SNL THRIFT INDEX MONTHLY PERFORMANCE

December 31, 1991 to September 11, 2003

	Date	SNL Thrift Index	% Change Since 1/2/1992	% Change Since 1/4/1993	% Change Since 1/3/1994	% Change Since 12/30/1994	% Change Since 12/29/1995	% Change Since 12/31/1996	% Change Since 12/31/1997	% Change Since 12/31/1998	% Change Since 12/31/1999	% Change Since 12/31/2000	% Change Since 12/31/2001	% Change Since 12/31/2002
1998	Jan-98	768.3	433.9%	282.0%	204.3%	214.0%	104.1%	58.9%	-5.6%	-	-	-	-	-
	Feb-98	818.7	468.9%	307.1%	224.2%	234.6%	117.5%	69.3%	0.6%	-	-	-	-	-
	Mar-98	869.3	504.1%	332.3%	244.3%	255.3%	130.9%	79.8%	6.8%	-	-	-	-	-
	Apr-98	882.1	513.0%	338.6%	249.3%	260.5%	134.3%	82.4%	8.4%	-	-	-	-	-
	May-98	867.4	502.8%	331.3%	243.5%	254.5%	130.4%	79.4%	6.5%	-	-	-	-	-
	Jun-98	833.5	479.2%	314.5%	230.1%	240.6%	121.4%	72.4%	2.4%	-	-	-	-	-
	Jul-98	783.7	444.6%	289.7%	210.4%	220.3%	108.2%	62.1%	-3.7%	-	-	-	-	-
	Aug-98	598.6	316.0%	197.7%	137.1%	144.6%	59.0%	23.8%	-26.5%	-	-	-	-	-
	Sep-98	784.2	445.0%	290.0%	210.6%	220.5%	108.3%	62.2%	-3.7%	-	-	-	-	-
	Oct-98	676.3	370.0%	236.3%	167.8%	176.4%	79.6%	39.8%	-16.9%	-	-	-	-	-
	Nov-98	710.6	393.8%	253.4%	181.4%	190.4%	88.7%	46.9%	-12.7%	-	-	-	-	-
	Dec-98	705.9	390.5%	251.0%	179.6%	188.5%	87.5%	46.0%	-13.3%	-	-	-	-	-
1999	Jan-99	715.4	397.2%	255.7%	183.3%	192.4%	90.0%	47.9%	-12.1%	1.3%	-	-	-	-
	Feb-99	695.4	383.3%	245.8%	175.4%	184.2%	84.7%	43.8%	-14.6%	-1.5%	-	-	-	-
	Mar-99	707.6	391.7%	251.9%	180.2%	189.2%	87.9%	46.3%	-13.1%	0.2%	-	-	-	-
	Apr-99	743.0	416.3%	269.5%	194.3%	203.6%	97.3%	53.6%	-8.7%	5.3%	-	-	-	-
	May-99	707.2	391.5%	251.7%	180.1%	189.0%	87.8%	46.2%	-13.1%	0.2%	-	-	-	-
	Jun-99	695.6	383.4%	245.9%	175.5%	184.3%	84.8%	43.8%	-14.6%	-1.5%	-	-	-	-
	Jul-99	676.3	370.0%	236.3%	167.8%	176.4%	79.6%	39.8%	-16.9%	-4.2%	-	-	-	-
	Aug-99	632.2	339.3%	214.4%	150.4%	158.4%	67.9%	30.7%	-22.3%	-10.4%	-	-	-	-
	Sep-99	609.2	323.3%	202.9%	141.2%	148.9%	61.8%	26.0%	-25.2%	-13.7%	-	-	-	-
	Oct-99	662.4	360.3%	229.4%	162.3%	170.7%	75.9%	37.0%	-18.6%	-6.2%	-	-	-	-
	Nov-99	607.3	322.0%	202.0%	140.5%	148.2%	61.3%	25.6%	-25.4%	-14.0%	-	-	-	-
	Dec-99	562.4	290.8%	179.7%	122.7%	129.8%	49.4%	16.3%	-30.9%	-20.3%	-	-	-	-
2000	Jan-00	529.6	268.0%	163.4%	109.7%	116.4%	40.7%	9.5%	-34.9%	-25.0%	-5.83%	-	-	-
	Feb-00	487.0	238.4%	142.2%	92.9%	99.0%	29.3%	0.7%	-40.2%	-31.0%	-13.41%	-	-	-
	Mar-00	530.0	268.3%	163.6%	109.9%	116.6%	40.8%	9.6%	-34.9%	-24.9%	-5.76%	-	-	-
	Apr-00	552.7	284.1%	174.8%	118.9%	125.9%	46.8%	14.3%	-32.1%	-21.7%	-1.72%	-	-	-
	May-00	563.2	291.4%	180.1%	123.0%	130.2%	49.6%	16.5%	-30.8%	-20.2%	0.14%	-	-	-
	Jun-00	571.7	297.3%	184.3%	126.4%	133.6%	51.8%	18.2%	-29.8%	-19.0%	1.65%	-	-	-
	Jul-00	606.3	321.3%	201.5%	140.1%	147.8%	61.0%	25.4%	-25.5%	-14.1%	7.81%	-	-	-
	Aug-00	654.3	354.7%	225.4%	159.1%	167.4%	73.8%	35.3%	-19.6%	-7.3%	16.34%	-	-	-
	Sep-00	718.3	399.2%	257.2%	184.5%	193.5%	90.8%	48.5%	-11.8%	1.8%	27.72%	-	-	-
	Oct-00	739.0	413.6%	267.5%	192.7%	202.0%	96.3%	52.8%	-9.2%	4.7%	31.40%	-	-	-
	Nov-00	751.1	422.0%	273.5%	197.5%	206.9%	99.5%	55.3%	-7.7%	6.4%	33.55%	-	-	-
	Dec-00	874.3	507.6%	334.8%	246.3%	257.3%	132.2%	80.8%	7.4%	23.9%	55.46%	-	-	-
2001	Jan-01	825.1	473.4%	310.3%	226.8%	237.2%	119.2%	70.6%	1.4%	16.9%	46.71%	-5.63%	-	-
	Feb-01	850.7	491.2%	323.0%	236.9%	247.7%	125.9%	75.9%	4.5%	20.5%	51.26%	-2.70%	-	-
	Mar-01	885.2	515.1%	340.2%	250.6%	261.7%	135.1%	83.0%	8.7%	25.4%	57.39%	1.24%	-	-
	Apr-01	875.3	508.3%	335.3%	246.7%	257.7%	132.5%	81.0%	7.5%	24.0%	55.64%	0.11%	-	-
	May-01	919.5	539.0%	357.2%	264.2%	275.8%	144.2%	90.1%	12.9%	30.3%	63.50%	5.17%	-	-
	Jun-01	964.5	570.3%	379.6%	282.0%	294.2%	156.2%	99.4%	18.5%	36.6%	71.50%	10.32%	-	-
	Jul-01	1020.9	609.5%	407.7%	304.3%	317.2%	171.2%	111.1%	25.4%	44.6%	81.53%	16.77%	-	-
	Aug-01	960.4	567.4%	377.6%	280.4%	292.5%	155.1%	98.6%	18.0%	36.1%	70.77%	9.85%	-	-
	Sep-01	953.9	562.9%	374.3%	277.8%	289.8%	153.3%	97.2%	17.2%	35.1%	69.61%	9.10%	-	-
	Oct-01	851.6	491.8%	323.5%	237.3%	248.0%	126.2%	76.1%	4.6%	20.6%	51.42%	-2.60%	-	-
	Nov-01	915.7	536.3%	355.3%	262.7%	274.2%	143.2%	89.4%	12.5%	29.7%	62.82%	4.74%	-	-
	Dec-01	918.2	538.1%	356.6%	263.6%	275.2%	143.9%	89.9%	12.8%	30.1%	63.26%	5.02%	-	-
2002	Jan-02	982.4	582.7%	388.5%	289.1%	301.5%	160.9%	103.1%	20.7%	39.2%	74.68%	12.36%	6.99%	-
	Feb-02	985.2	584.6%	389.9%	290.2%	302.6%	161.7%	103.7%	21.0%	39.6%	75.18%	12.68%	7.30%	-
	Mar-02	1006.7	599.6%	400.6%	298.7%	311.4%	167.4%	108.2%	23.7%	42.6%	79.00%	15.14%	9.64%	-
	Apr-02	1117.8	676.8%	455.8%	342.7%	356.8%	196.9%	131.1%	37.3%	58.4%	98.76%	27.85%	21.74%	-
	May-02	1150.1	699.2%	471.9%	355.5%	370.0%	205.5%	137.8%	41.3%	62.9%	104.50%	31.55%	25.26%	-
	Jun-02	1123.0	680.4%	458.4%	344.8%	358.9%	198.3%	132.2%	37.9%	59.1%	99.68%	28.45%	22.30%	-
	Jul-02	1079.6	650.2%	436.8%	327.6%	341.2%	186.7%	123.2%	32.6%	52.9%	91.96%	23.48%	17.58%	-
	Aug-02	1113.8	674.0%	453.9%	341.1%	355.2%	195.8%	130.3%	36.8%	57.8%	98.04%	27.39%	21.30%	-
	Sep-02	984.7	584.3%	389.7%	290.0%	302.4%	161.5%	103.6%	21.0%	39.5%	75.09%	12.63%	7.24%	-
	Oct-03	1060.5	637.0%	427.3%	320.0%	333.4%	181.7%	119.3%	30.3%	50.2%	88.57%	21.30%	15.50%	-
	Nov-02	1077.5	648.8%	435.8%	326.7%	340.3%	186.2%	122.8%	32.4%	52.6%	91.59%	23.24%	17.35%	-
	Dec-02	1079.9	650.5%	437.0%	327.7%	341.3%	186.8%	123.3%	32.6%	53.0%	92.02%	23.52%	17.61%	-
2003	Jan-03	1070.3	643.8%	432.2%	323.9%	337.4%	184.3%	121.3%	31.5%	51.6%	90.31%	22.42%	16.57%	-0.89%
	Feb-03	1081.3	651.4%	437.7%	328.2%	341.9%	187.2%	123.6%	32.8%	53.2%	92.27%	23.68%	17.76%	0.13%
	Mar-03	1106.3	668.8%	450.1%	338.1%	352.1%	193.8%	128.8%	35.9%	56.7%	96.71%	26.54%	20.49%	2.44%
	Apr-03	1188.0	725.6%	490.8%	370.5%	385.5%	215.5%	145.7%	45.9%	68.3%	111.24%	35.88%	29.38%	10.01%
	May-03	1223.7	750.4%	508.5%	384.6%	400.1%	225.0%	153.0%	50.3%	73.4%	117.59%	39.96%	33.27%	13.32%
	Jun-03	1273.0	784.6%	533.0%	404.2%	420.2%	238.1%	163.2%	56.4%	80.3%	126.35%	45.60%	38.64%	17.88%
	Jul-03	1292.7	798.3%	542.8%	412.0%	428.3%	243.3%	167.3%	58.8%	83.1%	129.85%	47.86%	40.79%	19.71%
	Aug-03	1315.9	814.5%	554.4%	421.1%	437.8%	249.5%	172.1%	61.6%	86.4%	133.98%	50.51%	43.31%	21.85%
	Sep-03	1292.2	798.0%	542.6%	411.8%	428.1%	243.2%	167.2%	58.7%	83.1%	129.77%	47.80%	40.73%	19.66%

Source: SNL Securities

FIGURE 48 - EQUITY INDICES


SNL Thrift vs. the S&P 500 and Dow Jones Industrial Average
SNL Thrift
S&P 500
Dow Jones Indust.
SNL & S&P 500
Dow Jones Industrial Average
1,600
1,400
1,200
1,000
800
600
400
200
-
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
Mar-94
Jul-94
Nov-94
Mar-95
Jul-95
Nov-95
Mar-96
Jul-96
Nov-96
Mar-97
Jul-97
Nov-97
Mar-98
Jul-98
Nov-98
Mar-99
Jul-99
Nov-99
Mar-00
Jul-00
Nov-00
Mar-01
Jul-01
Nov-01
Apr-02
Aug-02
Dec-02
Apr-03
Aug-03

Source: SNL Securities

As the preceding figures demonstrate, the SNL Thrift Index materially diverged from the S&P 500 and DJIA during the late 1998 to early 2000 period, reflecting the investment community's apparent disfavor with thrift stocks during that time period. However, during 2000, 2001 and 2002, the SNL thrift index substantially outperformed the S&P and DJIA.

It is FinPro's belief that as the economy strengthens so will the broader market. Historically, sector rotation occurs from defensive stocks, such as thrifts, to cyclical stocks during an economic recovery. This could negatively impact the performance of the thrift industry.

FIGURE 49 - HISTORICAL MARKET INDICES

Date	SNL	S&P	DJIA
06/30/94	269.6	444.3	3,625.0
12/30/94	244.7	459.3	3,834.4
06/30/95	313.5	544.8	4,556.1
12/29/95	376.5	615.9	5,117.1
06/28/96	387.2	670.6	5,654.6
12/31/96	483.6	740.7	6,448.3
06/30/97	624.5	885.2	7,672.8
12/30/97	814.1	970.4	7,908.3
06/30/98	833.5	1,133.8	8,952.0
12/31/98	705.9	1,229.2	9,181.4
06/30/99	695.6	1,372.7	10,970.8
12/31/99	562.4	1,469.3	11,497.1
06/30/00	571.7	1,457.0	10,614.1
12/31/00	874.3	1,320.0	10,788.0
06/30/01	964.5	1,224.4	10,502.4
12/31/01	918.2	1,137.1	9,894.8
06/28/02	1,123.0	989.8	9,243.3
12/31/02	1,079.9	879.4	8,341.6
06/30/03	1,273.0	974.5	8,985.4
09/11/03	1,292.2	1,016.4	9,459.8

Source: SNL Securities

As Figures 46, 47, 48 and 49 illustrate, the performance of the SNL index was robust through 1994, 1995, 1996, 1997 and the first half of 1998. The dip in the index, occurring in late 1994, was the product of the interest rate rise during that period along with the overall uneasiness in the stock market in general. In August and October 1998, the indices experienced a dramatic drop in value. In 2001, the SNL Thrift Index rebounded due to the rapidly decreasing rate environment. The S&P 500 Index and the Dow Jones Industrial Average lost 22.66% and 15.70%, respectively, during 2002, however the SNL Thrift Index increased 17.61% over the same time period. During this timeframe, investor preference shifted from a growth to a value orientation. During 2003, the SNL Thrift Index continues to outperform, however, the gap has narrowed.

The increase in the SNL Thrift Index and the overall "hot" market for thrift stocks is embedded in the price multiples of the Comparable Group.

FIGURE 50 - HISTORICAL RATES


Historical Treasury Rates
10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
3 Mos.
1 year
10 Year
Jan-90
Jan-91
Jan-92
Jan-93
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03

Source: Federal Reserve Bank of New York

As the Figures 48 and 50 demonstrate, the rate rise in late 1994 correlates closely to the fall in thrift prices. The drop in rates in 1995 was one of the primary drivers of the rapid rise in the SNL Thrift Index. Likewise the drop in interest rates during 2001, lead to rising thrift values while the broader market declined. Rates are at the low point in the cycle however, and the economic news points toward an economic recovery, however, job data is still weak. Historically, financial stocks outperform in a falling rate environment and underperform in a rising rate environment.

No adjustment is warranted for this factor as the market levels are incorporated in the Comparable pricing levels.

ACQUISITION MARKET

The following chart illustrates that acquisitions have dwindled. Lower acquisition pricing multiples reduced the incentive for potential targets to sell during 2000 and 2001. The pool of potential targets has declined since the mid-1990's.

FIGURE 51 - DEALS FOR LAST THIRTY THREE QUARTERS


0
20
40
60
80
100
120
140
Bank
Thrift
85 92 80 79 87 91 82 66 79 102 97 97 128 108 74 74 68 76 60 53 43 59 56 46 54 44 57 33 47 57 43 38 42 27
1995-2
1995-4
1996-2
1996-4
1997-2
1997-4
1998-2
1998-4
1999-2
1999-4
2000-2
2000-4
2001-2
2001-4
2002-2
2002-4
2003-2

Source: SNL Securities

In general, deal multiples have declined between 1999 and 2000. However, multiples have trended upward during 2001 and 2002. Between 2002 and 2003 YTD, the price to earnings multiple declined while the price to tangible book and core deposit premium increase.

FIGURE 52 - DEAL MULTIPLES

Median Price to LTM Earnings	**1999**	**2000**	**2001**	**2002**	**2003 YTD**
Thrifts - Nationwide	24.0	20.0	28.0	25.9	19.9
Thrifts - Mid Atlantic	27.6	27.5	26.8	52.4	32.6
Thrifts - Deal Values $100 - $500 Million	24.0	16.0	17.7	19.1	18.8
Average Price to Book	**1999**	**2000**	**2001**	**2002**	**2003 YTD**
Thrifts - Nationwide	185.3	142.5	160.8	161.8	180.6
Thrifts - Mid Atlantic	166.3	140.7	174.2	184.9	205.1
Thrifts - Deal Values $100 - $500 Million	294.1	155.6	178.3	225.4	209.0
Average Price to Tangible Book	**1999**	**2000**	**2001**	**2002**	**2003 YTD**
Thrifts - Nationwide	191.5	148.8	166.2	169.3	193.0
Thrifts - Mid Atlantic	179.1	152.5	194.1	199.4	213.6
Thrifts - Deal Values $100 - $500 Million	314.9	162.0	188.0	236.0	237.9
Median Core Deposit Premium	**1999**	**2000**	**2001**	**2002**	**2003 YTD**
Thrifts - Nationwide	11.4	7.5	7.0	8.6	11.8
Thrifts - Mid Atlantic	11.5	7.4	6.8	11.4	20.4
Thrifts - Deal Values $100 - $500 Million	32.0	8.9	11.5	19.4	17.7

Source: SNL Securities

Five thrift acquisitions have occurred in New Jersey since January 1, 2001. One of the deals was a mutual merger and three were "remutualizations".

FIGURE 53 –NEW JERSEY THRIFT DEALS SINCE ANNOUNCED AFTER 2000

Buyer Name	Target Name	Target State	Announced	Deal Value Announced ($M)	Price/ LTM EPS Announced (x)	Price/ Book Announced (%)	Price/ Tang Book Announced (%)	Franch Prem/ Core Deposits Announced (%)
Kearny, MHC	Pulaski Bancorp, Inc. (MHC)	NJ	01/10/2002	27.5	NM	253.27	253.27	23.60
Kearny, MHC	West Essex Bancorp Inc.,(MHC)	NJ	09/11/2002	72.2	52.39	334.60	356.71	60.83
NSB Holding Corp.	Liberty Bancorp, Inc. (MHC)	NJ	05/16/2002	34.6	NM	276.62	276.62	25.15
Oritani Financial Corp., M.H.C.	Hamilton Bancorp, MHC	NJ	10/18/2001	NA	NA	NA	NA	NA
Pacific Mutual Holding Company	College Savings Bank	NJ	10/17/2001	NA	NA	NA	NA	NA

The OTS is currently enforcing the three-year prohibition on mergers following a mutual-to-stock conversion. The Comparable Group has been screened to eliminate stocks with speculation included in their pricing, however, some general market speculation persists. This factor was adjusted for in the "Recent Regulatory" section. Therefore, no adjustment is warranted for this factor.

ADJUSTMENTS TO VALUE IN RELATION TO THE COMPARABLE GROUP

Overall, FinPro believes that the Bank pro forma market value should be discounted relative to the Comparable Group, reflecting the following adjustments.

Key Valuation Parameters	Valuation Adjustment
Balance Sheet Strength	No Adjustment
Asset Quality	Upward
Profitability	Downward
Earnings Quality	Slight Upward
Dividends	No Adjustment
Liquidity of the Issue/Size of the Offering	Upward
Recent Regulatory Matters	Downward
Market for Seasoned Thrift Stocks	No Adjustment
Acquisition Market	No Adjustment

5. Other Factors

MANAGEMENT

The Bank has developed a good management team with considerable banking experience. The Bank's organizational chart is reasonable for an institution of its size and complexity. The Board is active and oversees and advises on all key strategic and policy decisions and holds the management to high performance standards.

As such, no adjustment appears to be warranted for this factor.

MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations. Furthermore, many investors like to invest in organizations that can be easily followed through the local newspapers and "word-of-mouth", and the sophistication and financial resources vary from state to state.

Specifics on the Bank's markets were delineated in Section 2 - Market Area Analysis. The following figure compares the demographic data for the county serviced by the Bank, to the county data of the Comparable Group members.

FIGURE 54 – COUNTY DEMOGRAPHIC DATA

Holding Company	County	Population Growth 1990 - 2002	Expected Population Growth 2002-2007	Household Growth 1990 - 2002	Expected Household Growth 2002 - 2007	Median Household Income 2002	Exp. Med. Household Income 2007	Per Capita Income 2002	Per Capita Income 2007
Central Bancorp Inc.	Middlesex	5.29%	1.42%	9.03%	2.58%	76,242	94,126	37,824	47,589
GA Financial Inc.	Allegheny	-5.41%	-3.25%	-1.54%	-1.82%	44,914	52,739	26,504	32,511
Hingham Instit. for Savings	Norfolk	5.97%	1.31%	10.23%	2.65%	74,496	89,476	36,972	45,329
Hingham Instit. for Savings	Plymouth	10.01%	3.29%	14.67%	4.76%	62,545	71,847	27,825	33,534
LSB Corp.	Essex	8.97%	2.55%	10.94%	3.28%	62,494	74,111	30,850	37,835
PHSB Financial Corp.	Beaver	-3.85%	-3.09%	0.10%	-1.60%	38,964	45,318	20,810	25,700
PHSB Financial Corp.	Lawrence	-2.85%	-2.63%	1.38%	-1.20%	31,836	35,684	17,280	20,371
TF Financial Corp.	Bucks	11.67%	3.15%	16.81%	4.77%	68,045	79,649	31,350	38,080
TF Financial Corp.	Mercer	9.60%	4.09%	9.82%	4.75%	69,514	84,249	33,721	41,601
TF Financial Corp.	Philadelphia	-5.59%	-3.27%	-3.10%	-2.28%	36,357	40,886	18,946	22,172
Warwick Community Bancorp	Bergen	8.12%	2.47%	8.14%	2.56%	77,373	90,710	39,459	46,989
Warwick Community Bancorp	Orange	12.18%	3.18%	14.59%	3.80%	56,473	63,009	23,578	27,456
Warwick Community Bancorp	Putnam	16.43%	5.17%	19.42%	6.50%	79,068	90,237	32,653	38,404
Willow Grove Bncp Inc.	Bucks	11.67%	3.15%	16.81%	4.77%	68,045	79,649	31,350	38,080
Willow Grove Bncp Inc.	Montgomery	11.65%	2.78%	13.55%	3.49%	69,011	80,950	36,484	43,712
Willow Grove Bncp Inc.	Philadelphia	-5.59%	-3.27%	-3.10%	-2.28%	36,357	40,886	18,946	22,172
Woronoco Bancorp Inc.	Hampden	-0.20%	-0.34%	3.45%	0.79%	42,411	46,619	21,350	24,684
Woronoco Bancorp Inc.	Hampshire	4.19%	1.05%	13.29%	3.60%	47,472	53,177	22,971	27,057
WVS Financial Corp.	Allegheny	-5.41%	-3.25%	-1.54%	-1.82%	44,914	52,739	26,504	32,511
WVS Financial Corp.	Butler	16.42%	4.47%	21.84%	6.27%	44,644	51,000	21,847	26,536
Comparable Group Median		7.04%	1.94%	10.03%	2.97%	59,484	67,428	27,165	33,023
Clifton Savings Bank, S.L.A.	Passaic	8.37%	1.68%	5.57%	0.78%	56,617	63,709	24,306	28,035
Clifton Savings Bank, S.L.A.	Bergen	8.12%	2.47%	8.14%	2.56%	77,373	90,710	39,459	46,989
Clifton Savings Bank, S.L.A.	Median	8.25%	2.08%	6.86%	1.67%	66,995	77,210	31,883	37,512

Source: SNL Securities, FinPro calculations

Passaic County's population has grown faster than the Comparable Group's markets and has a higher level of income than the Comparable Group's markets. Bergen County's population has grown faster than the Comparable Group's markets, and has a higher level of income than the Comparable Group's markets.

The following figure displays the recent performance of each of the Bank's and the Comparable Group's branches on a county level.

FIGURE 55 – BRANCH PERFORMANCE BY COUNTY

Holding Company	County	Number of Branches	Avg. Branch Size	Amount of Deposit Growth 06/98 - 06/02	Percentage of Deposit Growth 06/98 - 06/02	Deposits 06/02	Deposits 06/01	Deposits 06/00	Deposits 06/99	Deposits 06/98
Central Bancorp Inc.	Middlesex	9	30,417	(7,097)	-2.53%	273,757	287,437	269,524	270,330	280,854
GA Financial Inc.	Allegheny	13	40,367	66,974	14.63%	524,771	511,984	482,112	463,716	457,797
Hingham Instit. for Savings	Norfolk	2	23,549	37,583	394.99%	47,098	39,596	32,975	15,442	9,515
Hingham Instit. for Savings	Plymouth	4	52,475	48,519	30.06%	209,900	197,874	185,669	172,502	161,381
LSB Corp.	Essex	6	46,467	21,112	8.19%	278,800	281,773	254,362	250,598	257,688
PHSB Financial Corp.	Beaver	9	22,103	40,241	25.36%	198,924	182,588	177,693	165,580	158,683
PHSB Financial Corp.	Lawrence	1	20,047	937	4.90%	20,047	19,616	19,810	20,425	19,110
TF Financial Corp.	Bucks	5	29,042	22,966	18.79%	145,210	120,851	130,264	125,200	122,244
TF Financial Corp.	Mercer	3	30,148	(7,734)	-7.88%	90,444	80,140	79,558	76,135	98,178
TF Financial Corp.	Philadelphia	5	41,872	(7,087)	-3.27%	209,362	198,419	200,586	208,852	216,449
Warwick Community Bancorp	Bergen	2	17,370	34,739	NA	34,739	29,220	10,300	-	-
Warwick Community Bancorp	Orange	6	64,001	131,160	51.87%	384,006	331,057	329,449	280,042	252,846
Warwick Community Bancorp	Putnam	1	49,834	(6,444)	-11.45%	49,834	46,339	53,671	58,883	56,278
Willow Grove Bncp Inc.	Bucks	4	20,622	23,873	40.73%	82,488	74,891	70,262	64,427	58,615
Willow Grove Bncp Inc.	Montgomery	7	56,260	79,141	25.15%	393,819	380,375	357,710	353,256	314,678
Willow Grove Bncp Inc.	Philadelphia	2	27,344	9,628	21.37%	54,688	43,057	25,461	42,468	45,060
Woronoco Bancorp Inc.	Hampden	7	47,743	122,351	57.75%	334,199	283,156	271,802	246,679	211,848
Woronoco Bancorp Inc.	Hampshire	2	18,231	(421)	-1.14%	36,461	35,548	38,389	38,662	36,882
WVS Financial Corp.	Allegheny	4	39,234	8,456	5.70%	156,935	158,903	152,219	151,257	148,479
WVS Financial Corp.	Butler	2	13,475	1,729	6.86%	26,950	25,914	25,541	25,253	25,221
Comparable Group Median			30,283	22,039	14.63%	151,073	139,877	141,242	138,229	135,362
Clifton Savings Bank, S.L.A.	Passaic	6	65,485	66,448	20.35%	392,910	363,976	349,890	353,079	326,462
Clifton Savings Bank, S.L.A.	Bergen	2	40,072	17,286	27.50%	80,143	73,540	68,174	67,671	62,857
Clifton Savings Bank, S.L.A.	Median	4	52,779	41,867	23.93%	236,527	218,758	209,032	210,375	194,660

Source: SNL Securities, FinPro calculations

The Bank has a larger average branch size than the Comparable Group.

The following figure illustrates that, according to the New Jersey and the regional medians, fully converted New Jersey thrifts trade in-line with the Northeast median price to LTM earnings and at a slight discount on a price to LTM core earnings basis. New Jersey trades at a premium on a price to tangible book basis.

FIGURE 56 – NEW JERSEY RELATIVE TO THE REGION

		Current	Current	Current Price in Relation to						
		Stock	Market						Tangible	
		Price	Value	Earnings	Core EPS	LTM EPS	LTM Core EPS	Book Value	Book Value	Assets
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)
	New Jersey									
FMCO	FMS Financial Corporation	18.18	117.83	22.73	25.25	17.65	17.48	196.33	200.44	9.97
OCFC	OceanFirst Financial Corp.	25.62	348.78	16.86	16.86	16.86	17.08	258.79	261.70	19.81
PBCI	Pamrapo Bancorp, Inc.	20.40	101.50	14.17	14.17	14.78	15.45	205.85	205.85	15.93
PFSB	PennFed Financial Services, Inc.	29.18	199.53	21.46	15.52	15.95	14.89	167.60	172.26	11.01
PFS	Provident Financial Services, Inc.	20.52	1,262.77	34.20	30.18	NA	NA	144.61	148.37	30.17
	New Jersey Fully Converted Average		406.08	21.88	20.40	16.31	16.23	194.64	197.72	17.38
	New Jersey Fully Converted Median		199.53	21.46	16.86	16.41	16.27	196.33	200.44	15.93
	Northeast Fully Converted Average		581.43	18.59	19.35	19.75	18.19	173.34	199.16	14.80
	Northeast Fully Converted Median		134.73	14.99	16.76	15.95	16.58	159.42	172.26	13.41

Source: SNL Securities, FinPro calculations

Based on the strength of the Bank's markets, a moderate upward adjustment is warranted for the market area.

SUBSCRIPTION INTEREST

The appreciation of both thrift stocks and the U.S. equity market in general, through the first half of 1998, shifted a significant level of attention to the market for initial public offerings ("IPO's"). Thrift IPO's received a greater amount of attention due to the price "pops" of standard conversions. With the market downturn of latter 1998, the number of thrift conversions and subsequent interest in thrift conversions declined through 2000.

This drop in interest created a corresponding drop in conversion pricing in order to entice interest in the thrift IPO's. During 1996, rates increased slightly and then remained stable, fueling the rise in the conversion prices. 1997 saw a continuation of this trend, with the median IPO pricing at 71.1%, 71.4%, 73.0%, and 77.2% of book value for the first, second, third, and fourth quarters of 1997, respectively. Pricing peaked during 1998 with 78.4%, 76.0%, 77.8%, and 63.4% of book value in the first, second, third, and fourth quarters of that year, respectively. The pro forma price to book multiples started to decline during 1999 and the first, second, and fourth quarters of 1999 were 69.58%, 62.45%, and 56.46%, respectively (there were no institutions that began trading in the third quarter). Pricing multiples also fell through the second quarter in 2000. Multiple began to rise in the third quarter of 2000 and continued to rise through 2002. As the median pro forma price to book multiples for the first, second, third and fourth quarters of 2002 were 62.46%, 66.30%, 71.22% and 72.04%, respectively. The multiples for 2003 were off slightly, however, there have been only four completed standard conversions.

FIGURE 57 - STANDARD CONVERSION PRO FORMA PRICING MULTIPLES

Ticker	Short Name	IPO Date	IPO Price ($)	Gross Proceeds ($000)	Conversion Assets ($000)	Pro Forma Total Equity ($000)	Price to Pro Forma: Pro Forma Book Value (%)	Price to Pro Forma: Pro Forma Tang. Book (%)	Price to Pro Forma: Pro Forma Earnings (x)	Price to Pro Forma: Adjusted Assets (%)
CFBC	Community First Bancorp, Inc	06/27/2003	10.0000	2,777	29,968	4,130	67.24	67.24	NA	8.5
RFBK	Rantoul First Bank, SB	04/02/2003	10.0000	1,910	30,563	3,267	58.46	58.46	NA	5.9
Q2'03	**Average**						**62.85**	**62.85**	**NA**	**7.20**
	Median						**62.85**	**62.85**	**NA**	**7.20**
PFS	Provident Financial Services, Inc	01/16/2003	10.0000	596,183	3,066,277	826,469	72.14	74.17	17.50	16.3
CCFC	CCSB Financial Corp	01/09/2003	10.0000	9,787	77,872	14,570	67.17	67.17	94.20	11.2
Q1'03	**Average**						**69.66**	**70.67**	**55.85**	**13.75**
	Median						**69.66**	**70.67**	**55.85**	**13.75**
2003 YTD	**Average**						**66.25**	**66.76**	**55.85**	**10.48**
	Median						**67.21**	**67.21**	**55.85**	**9.85**
ALFC	Atlantic Liberty Financial Corp	10/23/2002	10.0000	17,110	124,044	23,096	74.08	74.08	14.60	12.1
TONE	TierOne Corporation	10/02/2002	10.0000	220,751	1,543,512	315,372	70.00	70.00	12.70	12.5
Q4'02	**Average**						**72.04**	**72.04**	**13.65**	**12.30**
	Median						**72.04**	**72.04**	**13.65**	**12.30**
MCBF	Monarch Community Bancorp, Inc	08/30/2002	10.0000	23,144	172,688	34,972	66.18	66.18	41.50	11.8
FPTB	First PacTrust Bancorp, Inc	08/23/2002	12.0000	63,480	349,349	83,253	76.25	76.25	28.20	15.4
Q3'02	**Average**						**71.22**	**71.22**	**34.85**	**13.60**
	Median						**71.22**	**71.22**	**34.85**	**13.60**
RSVB	Reserve Bancorp, Inc	04/08/2002	10.0000	7,575	44,855	11,426	66.30	66.30	17.30	14.4
Q2'02	**Average**						**66.30**	**66.30**	**17.30**	**14.40**
	Median						**66.30**	**66.30**	**17.30**	**14.40**
HRGB	Heritage Bancshares, Inc	02/26/2002	10.0000	4,915	40,351	7,869	62.46	62.46	11.60	10.9
Q1'02	**Average**						**62.46**	**62.46**	**11.60**	**10.90**
	Median						**62.46**	**62.46**	**11.60**	**10.90**
2002	**Average**						**69.21**	**69.21**	**20.98**	**12.85**
	Median						**68.15**	**68.15**	**15.95**	**12.30**
AFBA	Allied First Bancorp, Inc.	12/31/2001	10.0000	6,094	82,195	9,525	63.98	63.98	7.50	6.9
CSFC	City Savings Financial Corp.	12/28/2001	10.0000	5,555	66,253	9,517	58.37	58.37	9.10	7.7
PBNC	PFS Bancorp, Inc	10/12/2001	10.0000	15,209	113,387	26,475	57.45	57.45	16.20	11.8
Q4'01	**Average**						**59.93**	**59.93**	**10.93**	**8.80**
	Median						**58.37**	**58.37**	**9.10**	**7.70**
GLBP	Globe Bancorp, Inc	07/10/2001	10.0000	3,042	24,797	5,625	54.08	54.08	26.60	10.9
Q3'01	**Average**						**54.08**	**54.08**	**26.60**	**10.90**
	Median						**54.08**	**54.08**	**26.60**	**10.90**
BAFI	BancAffiliated, Inc.	06/01/2001	10.0000	2,645	28,031	4,415	59.91	59.91	11.30	8.6
CFSL	Chesterfield Financial Corp	05/02/2001	10.0000	43,047	305,480	71,863	59.90	60.47	11.00	12.4
FBTC	First BancTrust Corporation	04/19/2001	10.0000	15,209	170,466	25,599	59.41	59.41	10.40	8.2
Q2'01	**Average**						**59.74**	**59.93**	**10.90**	**9.73**
	Median						**59.90**	**59.91**	**11.00**	**8.60**
BUCS	BUCS Financial Corp	03/15/2001	10.0000	4,051	70,370	8,942	45.30	45.30	13.40	5.4
CTZN	Citizens First Bancorp, Inc	03/07/2001	10.0000	88,211	741,570	137,363	64.22	64.22	9.60	10.6
Q1'01	**Average**						**54.76**	**54.76**	**11.50**	**8.00**
	Median						**54.76**	**54.76**	**11.50**	**8.00**
2001	**Average**						**58.07**	**58.13**	**12.79**	**9.17**
	Median						**59.41**	**59.41**	**11.00**	**8.60**
LWFH	Lawrence Financial Holdings, Inc	12/29/2000	10.0000	7,758	113,865	14,369	53.99	53.99	9.20	6.4
Q4'00	**Average**						**53.99**	**53.99**	**9.20**	**6.40**
	Median						**53.99**	**53.99**	**9.20**	**6.40**
FFBI	First Federal Bancshares, Inc.	09/28/2000	10.0000	22,425	213,187	42,776	52.42	52.42	10.70	9.5
DFBS	DutchFork Bancshares, Inc	07/06/2000	10.0000	15,606	211,151	29,613	52.70	52.70	10.40	6.9
Q3'00	**Average**						**52.56**	**52.56**	**10.55**	**8.20**
	Median						**52.56**	**52.56**	**10.55**	**8.20**
BHL	Berkshire Hills Bancorp, Inc	06/28/2000	10.0000	71,050	841,651	147,702	48.10	48.10	9.50	7.8
Q2'00	**Average**						**48.10**	**48.10**	**9.50**	**7.80**
	Median						**48.10**	**48.10**	**9.50**	**7.80**
PCBI	Peoples Community Bancorp, Inc.	03/30/2000	10.0000	11,900	90,299	30,457	39.07	39.07	13.80	11.6
SBMC	Connecticut Bancshares, Inc	03/02/2000	10.0000	104,000	1,108,287	199,044	52.25	52.25	9.70	8.6
Q1'00	**Average**						**45.66**	**45.66**	**11.75**	**10.10**
	Median						**45.66**	**45.66**	**11.75**	**10.10**
2000	**Average**						**49.76**	**49.76**	**10.55**	**8.47**
	Median						**52.34**	**52.34**	**10.05**	**8.20**

Source: SNL Securities and FinPro calculations

Despite the rise in multiples between 2000 and 2003, the first day pop rose over that time period.

FIGURE 58 – AFTER MARKET PERFORMANCE

				Percent Change from IPO					
Ticker	Short Name	IPO Date	IPO Price ($)	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To date (%)	Current Stock Price 9/11/2003
CFBC	Community First Bancorp, Inc.	06/27/2003	10.0000	20.00	20.30	20.50	NA	22.00	12.20
RFBK	Rantoul First Bank, SB	04/02/2003	10.0000	15.10	20.00	23.50	28.00	26.60	12.66
Q2'03	Average			20.00	20.30	20.50	28.00	22.00	12.15
	Median			20.00	20.30	20.50	28.00	22.00	12.75
PFS	Provident Financial Services, Inc	01/16/2003	10.0000	55.00	55.20	51.50	61.10	105.20	20.52
CCFC	CCSB Financial Corp	01/09/2003	10.0000	20.00	23.10	25.00	25.00	33.00	13.30
Q1'03	Average			37.50	39.15	38.25	43.05	69.10	16.91
	Median			37.50	39.15	38.25	43.05	69.10	16.91
2003 YTD	Average			27.53	29.65	30.13	38.03	46.70	14.67
	Median			20.00	21.70	24.25	28.00	29.80	12.98
ALFC	Atlantic Liberty Financial Corp	10/23/2002	10.0000	30.20	31.60	33.30	40.00	80.00	18.0000
TONE	TierOne Corporation	10/02/2002	10.0000	40.00	37.00	39.20	51.60	123.60	22.3600
Q4'02	Average			35.10	34.30	36.25	45.80	101.80	20.18
	Median			35.10	34.30	36.25	45.80	101.80	20.18
MCBF	*Monarch Community Bancorp, Inc.*	08/30/2002	10.0000	16.80	14.00	1.10	14.10	49.10	14.9100
FPTB	First PacTrust Bancorp, Inc	08/23/2002	12.0000	18.58	21.50	18.75	28.33	67.92	20.1500
Q3'02	Average			17.69	17.75	9.93	21.22	58.51	17.53
	Median			17.69	17.75	9.93	21.22	58.51	17.53
RSVB	Reserve Bancorp, Inc	04/08/2002	10.0000	25.00	28.00	29.00	29.00	65.50	16.5500
Q2'02	Average			25.00	28.00	29.00	29.00	65.50	16.55
	Median			25.00	28.00	29.00	29.00	65.50	16.55
HRGB	Heritage Bancshares, Inc	02/26/2002	10.0000	20.50	17.50	15.10	22.00	31.00	13.1000
Q1'02	Average			20.50	17.50	15.10	22.00	31.00	13.10
	Median			20.50	17.50	15.10	22.00	31.00	13.10
2002	Average			25.18	24.93	22.74	30.84	69.52	17.51
	Median			22.75	24.75	23.88	28.67	66.71	17.28
AFBA	Allied First Bancorp, Inc.	12/31/2001	10.0000	19.00	18.50	19.20	21.00	40.00	14.0000
CSFC	City Savings Financial Corp.	12/28/2001	10.0000	22.00	22.50	27.50	40.00	115.00	21.5000
PBNC	PFS Bancorp, Inc	10/12/2001	10.0000	21.50	24.50	24.50	36.10	76.10	17.6100
Q4'01	Average			20.83	21.83	23.73	32.37	77.03	17.70
	Median			21.50	22.50	24.50	36.10	76.10	17.61
GLBP	Globe Bancorp, Inc	07/10/2001	10.0000	13.12	10.60	11.00	8.50	80.00	18.0000
Q3'01	Average			13.12	10.60	11.00	8.50	80.00	18.00
	Median			13.12	10.60	11.00	8.50	80.00	18.00
BAFI	BancAffiliated, Inc.	06/01/2001	10.0000	0.00	0.00	7.50	7.50	87.50	18.7500
CFSL	Chesterfield Financial Corp.	05/02/2001	10.0000	36.50	39.90	43.50	57.00	125.50	22.5500
FBTC	First BancTrust Corporation	04/19/2001	10.0000	13.20	12.90	21.10	31.00	133.10	23.3100
Q2'01	Average			16.57	17.60	24.03	31.83	115.37	21.54
	Median			13.20	12.90	21.10	31.00	125.50	22.55
BUCS	BUCS Financial Corp	03/15/2001	10.0000	30.00	36.25	36.88	52.50	126.50	22.6500
CTZN	Citizens First Bancorp, Inc	03/07/2001	10.0000	38.13	35.00	32.50	50.60	107.50	20.7500
Q1'01	Average			34.07	35.63	34.69	51.55	117.00	21.70
	Median			34.07	35.63	34.69	51.55	117.00	21.70
2001	Average			21.49	22.24	24.85	33.80	99.02	19.90
	Median			21.50	22.50	24.50	36.10	107.50	20.75
LWFH	Lawrence Financial Holdings, Inc	12/29/2000	10.0000	10.00	10.94	12.50	15.00	128.00	22.8000
Q4'00	Average			10.00	10.94	12.50	15.00	128.00	22.80
	Median			10.00	10.94	12.50	15.00	128.00	22.80
FFBI	First Federal Bancshares, Inc.	09/28/2000	10.0000	26.88	27.50	26.88	33.75	220.00	32.0000
DFBS	DutchFork Bancshares, Inc	07/06/2000	10.0000	0.00	0.00	3.13	21.88	259.00	35.9000
Q3'00	Average			13.44	13.75	15.01	27.82	239.50	33.95
	Median			13.44	13.75	15.01	27.82	239.50	33.95
BHL	Berkshire Hills Bancorp, Inc	06/28/2000	10.0000	23.13	26.25	28.13	41.25	219.20	31.92
Q2'00	Average			23.13	26.25	28.13	41.25	219.20	31.92
	Median			23.13	26.25	28.13	41.25	219.20	31.92
PCBI	Peoples Community Bancorp, Inc.	03/30/2000	10.0000	14.38	14.38	5.63	5.00	115.51	21.5510
SBMC	Connecticut Bancshares, Inc	03/02/2000	10.0000	2.50	-0.63	8.13	37.50	412.30	51.2300
Q1'00	Average			8.44	6.88	6.88	21.25	263.91	36.39
	Median			8.44	6.88	6.88	21.25	263.91	36.39
2000	Average			12.82	13.07	14.07	25.73	211.99	32.57
	Median			12.19	12.66	10.32	27.82	219.20	31.96

Source: SNL Securities and FinPro calculations

Based on the above, an upward adjustment for subscription interest is warranted at this time.

ADJUSTMENTS TO VALUE IN RELATION TO OTHER FACTORS

Key Valuation Parameters	Valuation Adjustment
Management	No Adjustment
Market Area	Moderate Upward
Subscription Interest	Upward

6. Valuation

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, four key pricing multiples were considered. The four multiples include:

Price to core earnings ("P/E")

Price to tangible book value ("P/TB")

Price to book value ("P/B")

Price to assets ("P/A")

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibit 11.

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all New Jersey public thrifts, all publicly traded thrifts and the recent (2000 to date) and historical standard conversions were assessed. The multiples for the Comparable Group, all publicly traded thrifts, and New Jersey publicly traded thrifts are shown in Exhibit 8.

Price to Earnings – According to the OTS Appraisal Guidelines: "When both the converting institution and the comparable companies are recording "normal" earnings. A P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach." In this particular case, the Bank's earnings are "normal" and closely approximate historical levels dating back to 2000. As a basis for comparison, the price to core earnings was utilized for both the Bank and the Comparable Group to eliminate any nonrecurring items. As such, this approach is applicable, meaningful and appropriate in this appraisal.

Price to Book/Price to Tangible Book - According to the OTS Appraisal Guidelines: "The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data."

Since thrift earnings in general have had a high degree of volatility over the past decade, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro feels that thrifts often trade on a price to tangible book basis. However, in this particular case, the Bank with a pro forma tangible equity to tangible assets ratio of 29.96% at the midpoint, does not have a normal level of tangible book value relative to the Comparable Group, with a tangible equity to tangible assets ratio of 9.24%.

Price to Assets - According to the OTS Appraisal Guidelines: "This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach)." FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

In conclusion, in estimating the market value for the Bank, the most weight was placed on the P/TB approach followed closely by the P/E approach. The P/B was given much less weight and the P/A ratio was not given much weight at all.

FULL OFFERING VALUE IN RELATION TO COMPARABLES

Based upon the premiums and discounts defined in the section above, the Bank pricing at the midpoint for a full standard conversion is estimated to be $170,000,000. Based upon a range below and above the midpoint value, the relative values are $144,500,000 at the minimum and $195,500,000 at the maximum, respectively. At the super maximum of the estimated value range, the offering value would be $224,825,000.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 59 - VALUE RANGE - FULL OFFERING

Conclusion	Total Shares Shares		Price Per Share		Total Value
Appraised Value - Midpoint	17,000,000	$	10.00	$	170,000,000
Range:					
- Minimum	14,450,000		10.00		144,500,000
- Maximum	19,550,000		10.00		195,500,000
- Super Maximum	22,482.500		10.00		224.825,000

Source: FinPro Inc. Pro Forma Model

This equates to the following multiples:

FIGURE 60 - VALUE RANGE PRICING MULTIPLES

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	25.00						
Price-Core Earnings Ratio P/E	Mid	29.41	21.88	20.95	16.23	16.27	18.86	15.24
	Max	33.33						
	Smax	37.04						
	Min	72.89%						
Price-to-Book Ratio P/B	Mid	77.10%	145.69%	139.17%	194.64%	196.33%	150.88%	137.62%
	Max	80.65%						
	Smax	83.89%						
	Min	72.89%						
Price-to-Tangible Book Ratio P/TB	Mid	77.10%	148.55%	141.06%	197.72%	200.44%	163.61%	145.52%
	Max	80.65%						
	Smax	83.89%						
	Min	20.26%						
Price-to-Assets Ratio P/A	Mid	23.11%	15.19%	15.62%	17.38%	15.93%	14.32%	13.25%
	Max	25.80%						
	Smax	28.71%						

Source: FinPro Inc. Pro Forma Model

FIGURE 61 - COMPARABLE PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	29.41	29.41	77.10%	77.10%	23.11%
Comparable Group Median	20.31	20.95	139.17%	141.06%	15.62%
(Discount) Premium	44.84%	40.42%	-44.60%	-45.34%	48.00%

Source: FinPro Calculations

As Figure 61 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a 40.42% premium to the Comparable median price to core earnings multiple. On a tangible book basis, the Bank is priced at a 45.34% discount. Although the price to tangible book discount appears high at 45.34%, it is greatly offset by the 40.42% premium on a price to core earnings basis. As such, FinPro feels it is fairly valued.

FIGURE 62 - COMPARABLE PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) Full Conversion	37.04	37.04	83.89%	83.89%	28.71%
Comparable Group Median	20.31	20.95	139.17%	141.06%	15.62%
(Discount) Premium	82.42%	76.84%	-39.72%	-40.53%	83.86%

Source: FinPro Calculations

As Figure 62 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a 76.84% premium to the Comparable median price to core earnings multiple. On a tangible book basis, the Bank is priced at a 40.53% discount. As it is likely that the conversion could close at the super maximum, FinPro had to consider that the price to core earnings premium of 76.84% was far greater than the price to tangible book discount of 40.53%.

FinPro recognizes that the discount to tangible book is high. However, due to the high pro forma capital levels relative to the Comparable Group and the regulatory prescribed offering structure, it is not possible to reach the ideal discount on a price to tangible book basis, without putting substantial pressure on the price to earnings ratio. Weighing these two approaches against each other, FinPro believes the valuation range is appropriate.

Taken in its entirety, FinPro believes that the discount relative to the Comparable Group on a book and tangible book basis is offset by the premium relative to the Comparable Group on an earnings basis.

COMPARISON TO RECENT AND HISTORICAL STANDARD CONVERSIONS

To verify and validate that the range created on a comparable basis is appropriate, FinPro compared the pricing of this deal relative to the other standard conversions. As shown below, the Bank will be priced at a significant premium to the other standard conversions on a tangible book basis.

FIGURE 63 – PENDING STANDARD CONVERSION APPLICATIONS

						At Supermaximum	
Ticker	Thrift	Holding Co.	State	Type	Status	Gross Proceeds	P/TB
RPFG	Rainier Pacific Bk	Rainier Pacific Finl	WA	STD	In Subscription	79,350	76.15
CHEV	Cheviot SB	Cheviot Financial Corp	OH	STD	Application	33,172	76.01
CSBK	Clifton SB	Clifton Savings Bncp	NJ	STD	Application	224,825	83.89

Source: SNL Conversion Watch September 8, 2003, FinPro

This is further fortified when recognizing that this valuation is the highest priced full standard conversion ever on a price to tangible book basis. The following table illustrates all the standard conversions that went off above 80% of tangible book value. Note, none of the other highly priced institutions had a price to earnings multiple anywhere near the Bank's at either the midpoint or the super maximum.

FIGURE 64 – HIGHEST PRICED STANDARD CONVERSIONS

			Price to Pro Forma	
Company Name	IPO Date	IPO Gross Proceeds ($000)	Earnings (x)	Tangible Book (%)
First Federal Bancshares of Eau Claire, Inc.	10/12/1994	72,162	14.70	80.29
Independence Community Bank Corp.	03/17/1998	704,109	17.90	82.65
NSS Bancorp, Inc.	06/16/1994	24,267	NA	81.85
Southern Missouri Bancorp, Inc.	04/13/1994	17,854	8.00	82.51
Staten Island Bancorp, Inc.	12/22/1997	515,775	14.10	83.01
Timberland Bancorp, Inc.	01/13/1998	66,125	10.50	81.54
Maximum:		704,109	17.90	83.01
Minimum:		17,854	8.00	80.29
Average:		233,382	13.04	81.98
Median:		69,144	14.10	82.18
Clifton Savings Bancorp, Inc. (Supermax)	NA	224,825	37.04	83.89
Clifton Savings Bancorp, Inc. (Midpoint)	NA	170,000	29.41	77.10

Source: SNL DataSource

As Figure 65 shows, those fully converted thrifts with high tangible equity ratios have low return on equity and trade at low price to book and tangible book multiples and high price to earnings multiples. On a pro forma basis, at the midpoint and super maximum of the range respectively, the Bank is priced at a 36.09% and 30.46% discount on a price to tangible book basis and is priced at a 17.45% and 47.92% premium on a price to core earnings basis.

FIGURE 65 – HIGH TANGIBLE EQUITY ANALYSIS

		For the most recent quarter		Pricing data as of 9/11/03				
Ticker	Short Name	Tangible Equity/ Tang Assets (%)	Return on Avg Equity (%)	Price/ LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Price/ Assets (%)
BRKL	Brookline Bancorp, Inc.	43.48	4.36	49.65	NA	144.24	144.24	62.70
PBNC	PFS Bancorp, Inc.	22.43	2.99	32.61	32.02	91.72	91.72	22.02
PFS	Provident Financial Services, Inc.	20.45	3.97	NA	NA	144.61	148.37	30.17
CFSL	Chesterfield Financial Corp.	19.77	3.23	29.29	29.29	119.31	120.14	23.71
GCFC	Central Federal Corporation	18.94	1.11	NM	89.28	116.60	116.60	22.09
ALFC	Atlantic Liberty Financial Corp	18.35	5.84	NA	NA	120.64	120.64	22.14
KYF	Kentucky First Bancorp, Inc.	17.77	4.93	23.82	23.82	161.16	161.16	27.37
CSBC	Citizens South Banking Corporation	17.70	4.72	27.55	27.55	136.83	149.28	26.00
FNFG	First Niagara Financial Group, Inc.	17.68	5.08	31.08	31.73	140.37	165.18	30.27
TSBK	Timberland Bancorp, Inc.	17.41	7.91	13.92	13.77	133.17	133.17	23.18
FNFI	First Niles Financial, Inc.	17.29	5.66	20.76	23.43	134.87	134.87	23.32
PEDE	Great Pee Dee Bancorp, Inc.	17.23	4.74	19.41	19.19	113.25	118.96	20.32
MCBF	Monarch Community Bancorp, Inc.	17.17	0.39	NA	NA	96.38	96.38	16.55
SRN	Southern Banc Company, Inc. (The)	16.89	3.39	15.75	21.28	80.28	80.28	13.56
CRZY	Crazy Woman Creek Bancorp Incorporated	16.83	3.12	44.70	32.07	87.95	89.45	15.01
FSFF	First SecurityFed Financial, Inc.	16.70	10.29	13.00	13.00	128.88	128.99	23.59
OTFC	Oregon Trail Financial Corp.	16.56	8.40	15.34	14.97	121.18	121.30	20.54
FPTB	First PacTrust Bancorp, Inc.	16.28	4.69	NA	NA	109.87	109.87	19.85
TONE	TierOne Corporation	15.43	7.04	NA	NA	143.33	143.33	22.12
SFFS	Sound Federal Bancorp, Inc.	15.32	4.97	25.11	25.11	149.95	166.53	25.08
FBEI	First Bancorp of Indiana, Inc.	14.92	7.17	19.44	19.44	108.48	116.68	17.21
PHSB	PHSB Financial Corp.	14.76	5.64	20.82	25.04	114.31	114.31	16.87
DFBS	DutchFork Bancshares, Inc.	14.69	16.38	12.21	30.68	129.98	129.98	19.09
HLFC	Home Loan Financial Corporation	14.69	10.07	13.51	13.63	124.44	124.44	18.28
CTZN	Citizens First Bancorp, Inc.	14.38	8.71	12.81	NA	114.77	114.77	16.49
GSLA	GS Financial Corp.	14.26	0.08	28.58	171.45	82.50	82.50	11.76
SFFC	StateFed Financial Corporation	14.12	6.86	80.33	NA	108.36	108.36	15.30
	Overall Medians	16.89	4.97	20.82	25.04	120.64	120.64	22.02
	The Bank (Pro forma midpoint)	29.96	2.46	29.41	29.41	77.10	77.10	23.11
	Premium/(Discount)	77.38%	-50.50%	41.26%	17.45%	-36.09%	-36.09%	4.95%
	Overall Medians	16.89	4.97	20.82	25.04	120.64	120.64	22.02
	The Bank (Pro forma super maximum)	34.22	2.09	37.04	37.04	83.89	83.89	28.71
	Premium/(Discount)	102.61%	-57.95%	77.91%	47.92%	-30.46%	-30.46%	30.38%

Source: SNL DataSource

VALUATION CONCLUSION

Based on the pricing of the Bank relative to the Comparable Group on an earnings and book basis; a comparison to other current standard conversions; and a comparison to other high tangible equity full conversions, FinPro believes that the valuation range recommended is appropriate.

It is, therefore, our opinion that as of September 11, 2003, the estimated pro forma market value of the Bank, in a full offering, is $170,000,000 at the midpoint of a range, with a minimum of $144,500,000 to a maximum of $195,500,000 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value, or super maximum value, in a full offering is $224,825,000. The stock will be issued at $10.00 per share.

Pro forma comparisons of the Bank's value range with the Comparable Group, all public thrifts, and New Jersey public thrifts are shown in Exhibit 11.

Exhibit 1

About the Firm

FinPro, Inc. was established in 1987 as a full service investment banking and management consulting firm specializing in providing advisory services to the Financial Institutions Industry. FinPro has performed work for the Federal Bankruptcy Court, Federal Deposit Insurance Corporation, Office of Thrift Supervision and the Resolution Trust Corporation. FinPro is recognized as an expert in banking and in loan analysis by the Federal Bankruptcy Court.

FinPro is independently owned, not associated or affiliated with any transaction oriented firm. This provides FinPro with an unbiased platform from which to make analytical recommendations. FinPro believes that a client deserves to be told of all the alternatives, along with their associated benefits and downsides and that a decision should be made on its merits. This uniquely positions FinPro as an objective third party willing to suggest the unpopular strategies, unlike its competitors who rely on a transaction to get paid.

FinPro is headquartered in Liberty Corner, New Jersey and has a branch office in Buffalo, New York.

FinPro principals are frequent speakers and presenters at financial institution trade association functions. In addition, FinPro has taught strategic planning to examiners from the FDIC, OTS and the New Jersey State Department of Banking and Insurance.

FinPro maintains a library of databases encompassing bank and thrift capital markets data, census data, branch deposit data, national peer data, market research data along with many other related topics. As such, FinPro can provide quick, current and precise analytical assessments based on timely data. In addition, FinPro's geographic mapping capabilities give it a unique capability to thematically illustrate multiple issues and to provide targeted marketing opportunities to its clients.

FinPro has also designed and built PC-based software programs to utilize as tools in its work. Examples include:

- A proprietary software program (LaRS ®) to perform loan review analytics.
- A duration based asset/liability model.
- A five year strategic planning, three year business planning, and one year budgetary model that completely simulates an entire institution.
- A branch and product profitability model.
- A market performance grid and branch improvement grid model.
- A criteria based market feasibility model.

Using systems such as these, FinPro provides state-of-the-art end products in all of its product and service areas.

Listing of Services

FinPro offers a full array of products and services including:

Asset/Liability Management

Capital Markets
- Corporate Finance
- Deposit Studies and Valuations
- Mergers and Acquisitions

Compliance
- Compliance Reviews

CRA Analysis and Improvement

Financial
- Balance Sheet Restructuring
- Earnings Improvement Studies

Loan Review

Market Feasibility Studies
- Market Studies and Market Area Evaluations
- Site Studies
- Branch Applications

Market Research
- Branch Acquisitions, Sales, Consolidations, Swaps and Applications
- Branch and Product Profitability
- Branch Network Evaluations
- Competitive Analysis and Positioning
- Customer Segmentation and Profiling

Operations
- Financial Reporting
- Operational and Systems Consulting

Planning
- Budgeting
- Segment Planning
- Strategic and Business Planning

Valuation
- Bank Appraisals and Fairness Opinions
- Bank Valuations and Franchise Value Enhancement

Exhibit 1

About the Firm

Donald founded FinPro, Inc. in 1987 as a consulting and investment banking firm located in New Jersey that specializes in providing advisory services to the financial institutions industry.

Mr. Musso has a broad background in capital markets, bank valuations, enhancing franchise value, corporate finance, mergers and acquisitions, asset/liability management, strategic planning, market feasibility and differentiation, branch acquisition and sales, branch profitability, financial modeling and analysis, balance sheet restructuring, product and segment profitability, business development and project management. Besides his consulting experience, he has solid industry experience, having worked for two multi billion asset, east coast financial institutions.

Mr. Musso has provided expert testimony on financial institutions matters for the Federal Bankruptcy Court, the Office of Thrift Supervision and the United States Attorney's Office.

He is a frequent speaker on Financial Institution related topics and has assisted trade groups in various activities. Mr. Musso is also on the faculty of Stonier Graduate School of Banking, teaching Strategic Planning and Mergers and Acquisitions.

Prior to establishing FinPro, Donald had direct industry experience having managed the Corporate Planning and Mergers and Acquisitions departments for Meritor Financial Group, a $20 billion institution in Philadelphia. Before that, he had responsibility for the banking, thrift and real estate consulting practice in the State of New Jersey for Deloitte Haskins & Sells. Donald began his career with Goldome Savings Bank.

Donald has a B.S. in Finance from Villanova University and a M.B.A. in Finance from Fairleigh Dickinson University.



Donald J. Musso

President

P.O. Box 323 • Liberty Corner • NJ • 07938
Phone: 908 / 604-9336
Fax: 908 / 604-5951
e-mail: finpro@finpronj.com
Website: finpronj.com

Exhibit 2
Clifton Savings Bank. S.L.A.
Statements of Financial Condition

ASSETS		June 30 2003		March 31, 2003		2002
Cash and due from banks	$	10,689,755	$	11,256,351	$	6,744,364
Interest-bearing deposits in other banks		13,827,076		63,994,712		22,533,656
Federal funds sold		1,000,000		1,000,000		25,750,000
Total cash and cash equivalents		25,516,831		76,251,063		55,028,020
Securities available for sale:						
Investment		-		5,011,200		1,014,060
Mortgage-backed		234,550		264,306		376,899
Securities held to maturity:						
Investment		150,865,415		120,862,150		110,255,208
Mortgage-backed		197,627,882		145,223,848		113,868,766
Loans receivable						
loans receivable		2,000,453,913		215,159,332		251,360,891
alloawance for loan losses		840,000		940,000		940,000
net loans		199,613,913		214,219,332		251,020,891
Premises and equipment		7,108,193		6,536,424		5,177,756
Federal Home Loan Bank of New York stock, at cost		5,639,400		3,382,900		3,382,900
Interest receivable		2,927,771		3,010,902		3,193,203
Other assets		1,678,616		1,292,506		599,407
Total assets	$	589,212,571	$	792,153,963	$	796,218,001
LIABILITIES AND RETAINED EARNINGS						
Liabilities						
Deposits	$	510,558,126	$	497,495,227	$	471,317,824
Advance payments by borrowers for taxes and insurance		2,643,346		2,671,468		2,856,487
Other liabilities and accrued expenses		1,913,100		2,868,312		1,938,533
Total liabilities		515,114,572		503,035,007		476,112,844
Commitments and contingencies		-		-		-
Retained earnings						
Retained earnings, substantially restricted		74,088,528		73,001,777		67,781,202
Accumulated other comprehensive income		9,479		17,847		23,064
Total retained earnings		74,097,999		73,019,624		67,804,266
Total liabilities and retained earnings	$	589,212,571	$	576,054,631	$	543,917,110

Exhibit 3
Clifton Savings Bank, S.L.A.
Statements of Income

	Three months ended June 30.		Year Ended March 31.		
	2003	2002	2003	2002	2001
Interest income:					
Loans	$ 3,231,735	$ 4,332,208	$ 15,951,620	$ 16,951,158	$ 16,109,534
Mortgage-backed securities	1,969,881	1,721,894	6,918,176	7,292,993	7,634,635
Investment securities	1,165,035	1,365,204	5,612,364	5,768,489	6,912,243
Other interest-earning assets	171,062	196,100	770,538	1,277,695	1,780,361
Total interest income	6,537,713	7,615,406	29,252,698	31,290,335	32,436,773
Interest expense:					
Deposits:	122,932	142,291	563,117	619,552	731,075
Savings	473,813	651,619	2,532,805	2,639,228	2,765,224
Time	2,459,009	3,260,234	11,760,192	15,877,280	16,740,969
Total interest expense	3,055,754	4,054,144	14,856,114	19,136,060	20,237,268
Net interest income	3,481,959	3,561,262	14,396,584	12,154,275	12,199,505
Provision for loan losses	1,000,000	-	-	55,000	100,000
Net interest income after provision for loan losses	3,587,959	3,561,262	14,396,584	12,099,275	12,099,505
Noninterest income:					
Fees and service charges	62,357	54,664	230,607	244,953	243,397
Trading account (loss) income	-	-	-	(17,147)	65,390
Miscellaneous	19,387	16,996	65,629	55,917	51,213
Total noninterest income	75,749	71,660	296,236	283,723	360,000
Noninterest expense:					
Salaries and employee benefits	946,035	716,864	2,969,126	2,760,245	2,711,911
Net occupancy expense of premises	173,307	129,354	582,307	547,809	531,443
Equipment	188,630	209,122	755,897	767,591	734,122
Directors compensation	127,064	93,641	408,088	296,748	275,813
Advertising	133,222	50,127	252,629	183,411	164,537
Federal insurance premium	19,603	20,239	80,595	80,618	85,082
Miscellaneous	263,091	209,998	877,426	841,277	983,159
Total noninterest expenses	1,850,952	1,429,345	5,926,068	5,477,699	5,486,067
Income before income taxes	1,806,751	2,203,577	8,766,752	6,905,299	6,973,438
Income taxes	720,000	802,222	3,546,177	2,476,314	2,525,474
Net income	$ 1,086,751	$ 1,401,577	$ 5,220,575	$ 4,428,985	$ 4,447,964

Exhibit 4

Clifton Savings Bank, S.L.A.

OTS Docket # : 01997

Reconciliation of the TFR Schedule SO and the Audited Income Statement

For the Twelve Months Ended June 30, 2003

Description		Net Income ($ in 000's)
09/30/02 TFR SO net income	$	1,229
12/31/02 TFR SO net income		1,318
03/31/03 TFR SO net income		1,272
06/30/03 TFR SO net income		1,087
Net income for 12 months ended 3/31/03	$	4,906
Financial Statements:		
Net income for 12 Months ended 3/31/03	$	4,906
Variance	$	-

Exhibit 5
Clifton Savings Bank, S.L.A.
Statements of Retained Earnings

	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance - March 31, 2000	$ 58,904,253	$ (895,283)	$ 58,008,970
Net income	4,447,964	-	$ 4,447,964
Other comprehensive income:			
Unrealized gain on securities available for sale, net of income taxes $555, 019	-	945,031	945,031
Comprehensive income			5,392,995
Balance - March 31, 2001	63,352,217	49,748	63,401,965
Net income	4,428,985	-	4,428,985
Other comprehensive income:			
Unrealized gain on securities available for sale, net of income taxes $15, 672	-	(26,684)	(26,684)
Comprehensive income			4,402,301
Balance - March 31, 2002	67,781,202	23,064	67,804,266
Net income	5,220,575	-	5,220,575
Other comprehensive income:			
Unrealized gain on securities available for sale, net of income taxes $1,647	-	(5,217)	(5,217)
Comprehensive income			5,215,358
Balance - March 31, 2003	$ 73,001,777	$ 17,847	$ 73,019,624
Net Income (unaudited)	1,086,751	-	1,086,751
Other comprehensive income:			
Unrealized loss on securities available for sale, net of income taxes $5,585 (unaudited)	-	(8,376)	(8,376)
Comprehensive income			1,078,375
Balance - Jne 30, 2003 (unaudited)	$ 74,088,528	$ 9,471	$ 74,097,999

Exhibit 6
Clifton Savings Bank, S.L.A.
Statements of Cash Flows

	Three Months Ended June 30,		Year Ended March 31,		
	2003	2002	2003	2002	2002
Cash flows from operating activities					
Net income	$ 1,086,751	$ 1,401,577	$ 5,220,575	$ 4,428,985	$ 4,447,964
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization of premises and equipment	39,828	75,087	349,509	394,730	372,244
Amortization of premiums, accretion of discounts and fees, net	77,922	(53,883)	9,000	(94,823)	(162,612)
Loss on disposal of premises and equipment	-	-	354	-	115,491
Unrealized (gain) on trading account securities	-	-	-	-	(81,400)
Loss on sale of trading account securities	-	-	-	-	16,010
Proceeds from sales of trading account securities	-	-	-	-	10,677,077
Loss on call of trading account securities	-	-	-	17,147	-
Proceeds from calls of trading account securities	-	-	-	997,703	-
Provision for loan losses	(100,000)	-	-	55,000	100,000
Gain on sale of foreclosed real estate	-	-	(3,446)	(320)	(22,099)
(Increase) decrease in interest receivable	83,131	44,366	182,301	(127,176)	297,933
Deferred income taxes	(98,088)	(132,380)	(299,659)	(213,373)	(196,204)
(Increase) in other assets	(282,437)	352,968	(391,793)	(32,894)	(36,471)
(Decrease) increase in accrued interest payable on deposits	(7,311)	(11,219)	(15,290)	(34,446)	5,235
Increase in other liabilities	(947,901)	(910,901)	945,069	29,751	179,862
Net cash provided by operating activities	(148,105)	765,615	5,996,620	5,420,284	15,713,030
Cash flows from investing activities					
Proceeds from calls, maturities, and repayments of investment securities:					
Available for sale	5,000,000	-	6,000,000	########## ##	########## ##
Held to maturity	30,000,000	16,134,553	########## ##	########## ##	########## ##
Purchases of mortgage-backed securities held to maturity	(73,135,595)	-	(78,529,142)	(46,872,817)	(4,943,838)
Purchases of investment securities:					
Held to maturity	(60,000,000)	(25,000,000)	(102,998,437)	(112,842,599)	(36,000,000)
Available for sale	-	-	(10,000,000)	-	-
Proceeds from principal repayments of mortgage-backed securities:					
Held to maturity	27,181	30,637	109,371	125,258	2,692,261
Available for sale	20,693,098	7,239,192	47,114,075	38,154,554	25,679,359
Net change in loans receivable	-	(62,832)	36,774,569	(22,002,231)	(26,443,854)
Additions to foreclosed real estate	-	-	-	(4,695)	-
Proceeds from sales of foreclosed real estate	-	-	66,278	172,954	138,115
Purchases of premises and equipment	(677,597)	(55,130)	(1,708,531)	(334,624)	(873,773)
Purchase of Federal Home Loan Bank of New York stock	(256,500)	-	-	(57,400)	(107,100)
Net cash (used in) provided by investing activities	(63,620,904)	(7,030,169)	(10,765,961)	(39,735,233)	8,973,550
Cash flows from financing activities					
Net increase in deposits	13,062,899	1,734,692	26,177,403	45,163,284	5,713,325
(Decrease) increase in advance payments by borrowers for taxes and insurance	(28,122)	211,145	(185,019)	216,225	180,460
Net cash provided by financing activities	13,034,777	1,945,837	25,992,384	45,379,509	5,893,785
Net increase in cash and cash equivalents	(50,734,232)	(4,318,717)	21,223,043	11,064,560	30,580,365
Cash and cash equivalents - beginning	76,251,063	55,028,020	55,028,020	43,963,460	13,383,095
Cash and cash equivalents - ending	25,516,331	50,709,303	76,251,063	55,028,020	43,963,460
Supplemental disclosure cash flow information					
Cash paid during the period for:					
Interest on deposits	3,063,065	4,065,363	14,871,404	19,170,506	20,232,033
Income taxes	1,745,000	1,563,377	3,669,899	2,640,757	2,707,230
Transfer of loans receivable to foreclosed real estate	-	62,832	62,832	-	283,955

Exhibit 7

Selected Financial Data

		Corporate						Key Financial Data for the Most Recent Quarter				
Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date	Conversion Type	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
	Comparable Thrift Data											
CEBK	Central Bancorp, Inc.	NASDAQ	Somerville	MA	9	10/24/1986	Standard	478,057	129.99	78.00	60.00	30.21
GAF	GA Financial, Inc.	AMEX	Pittsburgh	PA	13	03/26/1996	Standard	903,656	84.18	51.79	61.52	25.51
HIFS	Hingham Institution for Savings	NASDAQ	Hingham	MA	7	12/20/1988	Standard	459,806	127.08	75.43	59.35	31.55
LSBX	LSB Corporation	NASDAQ	North Andover	MA	6	05/02/1986	Standard	428,991	75.38	49.26	65.35	21.24
PHSB	PHSB Financial Corp	NASDAQ	Beaver Falls	PA	10	12/21/2001	Second-Stage	320,797	68.55	46.62	68.01	16.48
THRD	TF Financial Corporation	NASDAQ	Newtown	PA	13	07/13/1994	Standard	712,636	80.58	50.68	62.88	26.99
WGBC	Willow Grove Bancorp, Inc.	NASDAQ	Maple Glen	PA	13	04/04/2002	Second-Stage	844,787	71.44	49.61	69.44	15.69
WRO	Woronoco Bancorp, Inc.	AMEX	Westfield	MA	9	03/19/1999	Standard	800,766	116.36	60.33	51.84	37.52
WSBI	Warwick Community Bancorp, Inc.	NASDAQ	Warwick	NY	9	12/23/1997	Standard	827,842	77.62	46.89	60.41	28.18
WVFC	WVS Financial Corp	NASDAQ	Pittsburgh	PA	6	11/29/1993	Standard	368,242	66.97	30.01	44.81	44.24
	Average							614,558	89.82	53.86	60.36	27.76
	Median							595,347	79.10	50.15	60.97	27.59
	Maximum							903,656	129.99	78.00	69.44	44.24
	Minimum							320,797	66.97	30.01	44.81	15.69
TBD	Clifton Savings Bancorp, Inc.	NASDAQ	Clifton	NJ	10		Standard	589,213	39.26	33.88	86.65	-
	Variance to the Comparable Median							(6,134)	(39.84)	(16.27)	25.69	(27.59)

Exhibit 7

Selected Financial Data

Ticker	Short Name	Capital for the Most Recent Quarter: Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)	Equity + Reserves/ Assets (%)	Asset Quality for the Most Recent Quarter: NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)	Profitability for the Most Recent Quarter: Return on Avg Assets (%)	Return on Avg Equity (%)
	Comparable Thrift Data													
CEBK	Central Bancorp, Inc	8.74	8.31	5.34	7.92	9.44	0.00	NM	0.00	0.00	0.90	NM	1.08	12.69
GAF	GA Financial, Inc.	10.68	10.67	0.08	9.24	11.11	0.56	152.15	0.29	2.72	0.85	150.82	0.78	7.02
HIFS	Hingham Institution for Savings	8.58	8.58	0.00	9.04	9.21	0.12	700.48	0.09	1.05	0.84	700.48	1.97	22.00
LSBX	LSB Corporation	12.44	12.44	0.00	12.18	13.42	0.01	NM	0.01	0.06	1.98	NM	0.59	4.78
PHSB	PHSB Financial Corp.	14.76	14.76	0.00	NA	15.29	0.39	294.66	0.18	1.23	1.14	280.66	0.78	5.64
THRD	TF Financial Corporation	8.96	8.35	7.48	7.16	9.23	0.62	86.19	0.57	6.40	0.53	47.04	0.24	2.76
WGBC	Willow Grove Bancorp, Inc.	13.83	13.72	0.87	10.17	14.45	NA	NA	NA	NA	1.27	NA	0.87	5.99
WRO	Woronoco Bancorp, Inc.	9.69	9.48	2.40	9.54	10.09	0.15	443.05	0.09	0.94	0.67	443.05	1.14	10.99
WSBI	Warwick Community Bancorp, Inc.	9.28	9.00	3.26	8.98	9.88	0.60	215.69	0.29	3.14	1.29	205.98	0.83	8.77
WVFC	WVS Financial Corp	8.18	8.18	0.00	7.97	8.91	3.30	73.78	1.15	14.04	2.43	63.52	0.75	9.73
	Average	10.51	10.35	1.94	9.13	11.10	0.64	280.86	0.30	3.29	1.19	270.22	0.90	9.04
	Median	9.49	9.24	0.48	9.04	9.99	0.39	215.69	0.18	1.23	1.02	205.98	0.81	7.90
	Maximum	14.76	14.76	7.48	12.18	15.29	3.30	700.48	1.15	14.04	2.43	700.48	1.97	22.00
	Minimum	8.18	8.18	-	7.16	8.91	-	73.78	-	-	0.53	47.04	0.24	2.76
TBD	Clifton Savings Bancorp, Inc	12.58	12.58	-	12.57	12.72	0.01	NM	-	0.03	0.42	NM	0.75	5.91
	Variance to the Comparable Median	3.09	3.34	(0.48)	3.53	2.73	(0.38)	NM	(0.18)	(1.20)	(0.60)	NM	(0.05)	(1.99)

Exhibit 7

Selected Financial Data

Ticker	Short Name	*Income Statement for the Most Recent Quarter* Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	*Balance Sheet Growth as of the MRQ* Asset Growth Rate (%)	Loan Growth Rate (%)	Deposit Growth Rate (%)	*Market Data as of The Most Recent Quarter* MRQ Market Value ($)	MRQ Price Per Share ($)	MRQ Price High ($)	MRQ Price Low ($)	MRQ Publicly Reported Book Value ($)	MRQ Tangible Publicly Rep Book Value ($)
	Comparable Thrift Data																	
CEBK	Central Bancorp, Inc	6.07	2.70	3.37	3.55	0.35	2.51	66.32	62.89	0.71	-17.38	-1.53	57.63	34.6500	35.7390	33.9000	25.11	23.77
GAF	GA Financial, Inc.	5.56	3.30	2.26	2.69	0.31	2.09	71.32	67.90	16.50	5.94	13.16	137.59	27.3800	29.0500	24.8500	19.51	19.49
HIFS	Hingham Institution for Savings	6.14	2.44	3.70	4.02	0.31	1.96	47.03	42.77	24.54	16.10	-9.74	81.77	39.4900	40.0500	34.7600	19.06	19.06
LSBX	LSB Corporation	5.06	2.55	2.51	2.85	0.35	2.19	69.98	66.14	-6.24	-26.97	0.77	71.43	16.9900	17.5200	13.6000	12.70	12.70
PHSB	PHSB Financial Corp	5.39	3.12	2.27	2.65	0.33	2.12	73.11	69.71	-26.46	-45.44	-32.42	54.10	18.5290	19.0890	17.4900	16.21	16.21
THRD	TF Financial Corporation	4.80	2.81	1.99	2.14	0.32	2.02	84.55	82.13	-4.21	-16.16	1.23	87.82	31.3600	32.7500	28.0000	24.90	23.04
WGBC	Willow Grove Bancorp, Inc.	5.22	2.47	2.75	3.09	0.22	2.42	74.09	72.18	7.42	-41.43	15.02	176.02	16.8800	17.2500	15.7000	11.20	11.10
WRO	Woronoco Bancorp, Inc	5.50	3.09	2.41	2.72	1.43	2.38	59.08	36.38	40.87	7.87	17.57	100.94	27.9500	29.6400	25.7200	21.52	21.00
WSBI	Warwick Community Bancorp, Inc.	5.14	2.80	2.34	2.76	0.81	2.24	64.30	53.25	-1.40	-41.66	-17.58	135.26	29.6700	30.4900	28.5000	16.94	16.39
WVFC	WVS Financial Corp	4.82	3.32	1.50	1.87	0.16	1.00	50.08	45.85	-39.19	-58.99	-2.04	42.61	16.5000	18.9300	16.5000	11.65	11.65
	Average	5.37	2.86	2.51	2.83	0.46	2.09	65.99	59.92	1.25	(21.81)	(1.56)	94.5	25.94	27.05	23.90	17.88	17.44
	Median	5.31	2.81	2.38	2.74	0.33	2.16	68.15	64.52	(0.35)	(22.18)	(0.38)	84.8	27.67	29.35	25.29	18.00	17.73
	Maximum	6.14	3.32	3.70	4.02	1.43	2.51	84.55	82.13	40.87	16.10	17.57	176.0	39.49	40.05	34.76	25.11	23.77
	Minimum	4.80	2.44	1.50	1.87	0.16	1.00	47.03	36.38	(39.19)	(58.99)	(32.42)	42.6	16.50	17.25	13.60	11.20	11.10
TBD	Clifton Savings Bancorp, Inc	4.68	2.43	2.25	2.49	0.05	1.27	52.02	50.98	9.14	(27.27)	10.50	170.0	NA	NA	NA	NA	NA
	Variance to the Comparable Median	(0.63)	(0.38)	(0.13)	(0.25)	(0.27)	(0.88)	(16.13)	(13.54)	9.48	(5.10)	10.88	85.2	NA	NA	NA	NA	NA

Exhibit 7

Selected Financial Data

		Dividends		Current Pricing Data as of 09/05/03							Productivity
Ticker	Short Name	Current Dividend Yield ($)	LTM Dividend Payout Ratio (%)	Price/ Earnings (x)	Price/ Core Earnings (x)	Price/ LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Price/ Assets (%)	Full Time Equivalent Employees Most Recent Qtr
	Comparable Thrift Data										
CEBK	Central Bancorp, Inc.	1.39	29.49	10.44	10.44	22.21	20.50	137.99	145.77	12.05	NA
GAF	GA Financial, Inc	2.92	52.78	19.56	24.45	19.01	21.39	140.34	140.48	14.98	NA
HIFS	Hingham Institution for Savings	1.82	33.46	9.68	9.68	15.19	16.88	207.19	207.19	17.78	82
LSBX	LSB Corporation	2.83	76.67	28.32	28.32	28.32	28.32	133.78	133.78	16.65	101
PHSB	PHSB Financial Corp	2.16	32.58	19.30	30.88	20.82	25.04	114.31	114.31	16.87	NA
THRD	TF Financial Corporation	1.91	40.00	49.00	56.00	20.91	29.31	125.94	136.11	12.30	171
WGBC	Willow Grove Bancorp, Inc	2.13	42.25	24.82	38.36	23.77	27.67	150.71	152.07	20.84	212
WRO	Woronoco Bancorp, Inc	2.43	33.74	11.84	11.84	17.15	19.82	129.88	133.10	12.59	169
WSBI	Warwick Community Bancorp, Inc.	2.02	28.41	20.05	21.82	16.86	17.66	175.15	181.03	16.25	NA
WVFC	WVS Financial Corp	3.88	46.72	14.73	14.73	12.04	12.22	141.63	141.63	11.59	NA
	Average	2.35	41.61	20.77	24.65	19.63	21.88	145.69	148.55	15.19	147
	Median	2.15	36.87	19.43	23.14	19.92	20.95	139.17	141.06	15.62	169
	Maximum	3.88	76.67	49.00	56.00	28.32	29.31	207.19	207.19	20.84	212
	Minimum	1.39	28.41	9.68	9.68	12.04	12.22	114.31	114.31	11.59	82
TBD	Clifton Savings Bancorp, Inc.	NA	NA	NA	NA	NA	NA	NA	NA	NA	67
	Variance to the Comparable Median	NA	NA	NA	NA	NM	NM	NA	NA	NA	(102)

Exhibit 7

Selected Financial Data

Ticker	Short Name	Income Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ	Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM
	Comparable Thrift Data								
CEBK	Central Bancorp, Inc.	1,288	1,291	0.83	0.83	2,448	2,659	1.56	1.69
GAF	GA Financial, Inc.	1,706	1,345	0.35	0.28	7,181	6,393	1.44	1.28
HIFS	Hingham Institution for Savings	2,130	2,130	1.02	1.02	5,423	4,878	2.60	2.34
LSBX	LSB Corporation	635	635	0.15	0.15	2,650	2,650	0.60	0.60
PHSB	PHSB Financial Corp	666	427	0.24	0.15	2,556	2,126	0.89	0.74
THRD	TF Financial Corporation	436	385	0.16	0.14	4,028	2,875	1.50	1.07
WGBC	Willow Grove Bancorp, Inc	1,813	1,121	0.17	0.11	7,489	6,384	0.71	0.61
WRO	Woronoco Bancorp, Inc.	2,118	2,111	0.59	0.59	5,779	5,027	1.63	1.41
WSBI	Warwick Community Bancorp, Inc	1,686	1,537	0.37	0.34	8,345	7,943	1.76	1.68
WVFC	WVS Financial Corp	732	732	0.28	0.28	3,646	3,603	1.37	1.35
	Average	1,321	1,171	0.42	0.39	4,955	4,454	1.41	1.28
	Median	1,487	1,206	0.32	0.28	4,726	4,241	1.47	1.32
	Maximum	2,130	2,130	1.02	1.02	8,345	7,943	2.60	2.34
	Minimum	436	385	0.15	0.11	2,448	2,126	0.60	0.60
TBD	Clifton Savings Bancorp, Inc.	NA	NA	NA	NA	NA	NA	NA	NA
	Variance to the Comparable Median	NM	NM	NM	NM	NM	NM	NM	NM

Exhibit 8
Industry Multiples
Pricing Data as of September 11, 2003

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market						Tangible		Dividend	Dividend
		Price	Value	Earnings	Core EPS	LTM EPS	LTM Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
AABC	Access Anytime Bancorp, Inc.	12.5000	16.93	8.93	8.93	12.76	13.16	115.10	129.67	8.25	0.00	0.00
ABBK	Abington Bancorp, Inc.	31.8500	123.23	44.24	46.84	25.28	25.48	206.95	250.00	12.81	1.38	34.13
ABCW	Anchor BanCorp Wisconsin Inc.	24.2600	569.05	10.28	10.46	11.13	11.44	193.46	208.60	16.01	1.81	17.43
AF	Astoria Financial Corporation	31.6100	2,542.56	12.35	13.86	11.37	12.16	162.19	185.40	11.44	2.78	29.50
AFBC	Advance Financial Bancorp	25.6000	23.87	9.14	15.61	12.13	12.86	123.14	184.70	7.36	2.34	24.12
ALFC	Atlantic Liberty Financial Corp	18.0000	30.80	19.57	19.57	NA	NA	120.64	120.64	22.14	1.11	NA
AMFC	AMB Financial Corp.	15.0000	14.24	12.50	12.93	13.39	13.51	119.05	119.05	9.23	1.33	17.14
ANE	Alliance Bancorp of New England, Inc.	33.3500	89.33	26.05	26.05	25.85	25.27	294.09	294.61	20.81	0.90	23.26
ASBI	Ameriana Bancorp	15.2500	48.01	127.08	127.08	NM	NM	122.69	127.40	10.18	4.20	NM
ASBP	ASB Financial Corp.	19.7200	32.12	14.94	16.43	15.29	16.85	204.14	204.14	21.24	2.84	114.29
BBX	BankAtlantic Bancorp, Inc.	14.5000	782.26	12.95	12.08	14.08	13.55	171.39	209.24	14.63	0.86	12.04
BFD	BostonFed Bancorp, Inc.	30.1400	134.20	22.83	22.83	NM	NM	145.18	164.52	8.66	2.12	NM
BHL	Berkshire Hills Bancorp, Inc.	31.4300	184.54	20.68	17.86	112.25	NM	156.06	171.00	16.50	1.53	171.43
BKUNA	BankUnited Financial Corporation	22.0000	639.51	16.67	23.91	16.92	18.80	148.05	158.27	9.33	0.00	0.00
BRBI	Blue River Bancshares, Inc.	5.0010	12.03	NM	NM	NM	NM	98.64	98.64	11.32	0.00	NM
BYFC	Broadway Financial Corporation	13.0000	23.67	18.06	18.06	16.67	16.67	145.58	145.58	10.93	1.15	17.63
CAFI	Camco Financial Corporation	16.2000	121.10	13.97	15.00	12.86	13.06	125.48	129.50	11.35	3.46	43.65
CASH	First Midwest Financial, Inc.	21.8600	54.52	15.18	15.61	15.96	17.21	122.60	132.73	7.04	2.38	37.96
CBSA	Coastal Bancorp, Inc.	31.3900	162.13	14.53	14.53	11.05	13.59	128.33	153.50	6.36	1.91	16.90
CCBI	Commercial Capital Bancorp Inc.	22.6000	333.13	18.83	22.60	NA	NA	362.18	422.43	23.43	0.00	NA
CEBK	Central Bancorp, Inc.	34.6500	57.63	10.44	10.44	22.21	20.50	137.99	145.77	12.05	1.39	29.49
CFB	Commercial Federal Corporation	24.6500	1,084.97	12.08	NM	11.31	28.33	144.91	191.53	8.37	1.62	16.97
CFCP	Coastal Financial Corporation	13.9600	179.99	16.62	17.45	16.82	17.67	249.29	249.29	15.91	1.56	23.01
CFFC	Community Financial Corporation	17.5000	36.31	9.31	10.94	11.90	12.50	132.18	132.38	11.78	2.29	24.49
CFSB	Citizens First Financial Corp.	24.5200	36.64	13.62	13.62	19.77	19.77	110.40	110.40	10.39	1.63	29.84
CFSL	Chesterfield Financial Corp.	22.5500	87.48	35.23	35.23	29.29	29.29	119.31	120.14	23.71	1.42	22.08
CIBI	Community Investors Bancorp, Inc.	13.1500	14.14	13.70	14.29	13.02	12.64	111.35	111.35	11.59	2.59	30.29
CITZ	CFS Bancorp, Inc.	14.0500	170.86	58.54	58.54	33.45	39.03	110.72	110.72	10.99	3.13	100.00
CKFB	CKF Bancorp, Inc.	24.3000	17.28	12.15	12.15	12.15	12.15	120.66	130.72	12.23	3.95	40.00
CNY	Carver Bancorp, Inc.	17.3100	39.51	10.30	10.30	10.89	10.89	100.93	101.23	7.67	1.16	6.29
CRZY	Crazy Woman Creek Bancorp Incorporat	14.7500	11.97	28.37	28.37	44.70	32.07	87.95	89.45	15.01	3.25	145.45
CTZN	Citizens First Bancorp, Inc.	20.7500	176.05	12.35	NA	12.81	NA	114.77	114.77	16.49	1.73	19.75
DCOM	Dime Community Bancshares, Inc.	23.2100	589.55	11.38	11.38	11.66	11.43	214.91	271.14	18.62	2.93	26.13
DFBS	DutchFork Bancshares, Inc.	35.9000	40.69	8.89	12.29	12.21	30.68	129.98	129.98	19.09	0.00	0.00
DSL	Downey Financial Corp.	44.2700	1,236.40	16.77	17.03	12.00	12.23	142.21	142.71	10.35	0.81	9.76
EFC	EFC Bancorp, Inc.	20.6100	94.29	11.20	13.56	13.93	14.72	123.04	123.04	11.01	2.77	37.50
ESBF	ESB Financial Corporation	15.1000	158.69	25.17	29.04	18.88	21.88	156.64	169.47	11.83	2.65	42.00
ESBK	Elmira Savings Bank, FSB	30.7500	31.87	12.81	16.71	13.37	14.57	146.71	151.03	11.28	2.47	29.24
EVRT	EverTrust Financial Group, Inc.	28.1000	136.03	18.01	18.01	19.65	19.51	145.52	145.52	19.06	2.14	32.87
FAB	FIRSTFED AMERICA BANCORP, INC.	21.2000	368.44	14.72	17.67	14.42	16.69	179.66	244.80	13.55	2.45	23.13
FBC	Flagstar Bancorp, Inc.	19.9900	1,201.80	3.73	3.73	6.15	6.87	222.36	222.36	11.69	3.00	8.00
FBEI	First Bancorp of Indiana, Inc.	20.2200	32.44	14.87	14.87	19.44	19.44	108.48	116.68	17.21	2.67	38.46
FBNW	FirstBank NW Corp.	28.0300	38.75	12.08	12.08	12.80	12.80	118.27	118.27	11.26	2.14	26.03
FBSI	First Bancshares, Inc.	17.5000	28.43	12.50	12.50	13.26	13.26	109.72	112.18	10.71	0.91	12.12
FBTC	First BancTrust Corporation	23.3100	29.78	15.34	15.34	18.50	19.59	111.58	111.58	13.73	1.72	19.84
FCB	Falmouth Bancorp, Inc.	28.2500	25.58	11.39	23.54	45.56	NA	147.21	147.21	15.60	1.84	83.87
FCFL	First Community Bank Corporation of Am	14.7500	29.35	14.18	NA	NA	NA	151.59	154.94	17.90	0.00	NA
FDT	Federal Trust Corporation	7.2500	47.79	18.13	20.14	19.08	21.97	181.25	181.25	11.00	0.55	5.26
FED	FirstFed Financial Corp.	41.0000	696.76	11.39	11.39	11.55	11.55	173.07	176.72	15.62	0.00	0.00
FESX	First Essex Bancorp, Inc.	50.8300	393.16	20.83	18.69	19.86	19.33	261.34	289.46	22.12	1.89	36.72
FFBH	First Federal Bancshares of Arkansas, In	35.1500	93.81	12.38	12.38	11.76	11.76	130.04	130.04	13.41	2.05	20.07

Exhibit 8
Industry Multiples
Pricing Data as of September 11, 2003

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
FFBI	First Federal Bancshares, Inc.	32.0000	58.91	20.00	40.00	25.40	31.07	136.23	141.53	19.56	1.38	27.78
FFBZ	First Federal Bancorp, Inc.	8.0800	26.01	16.83	11.22	18.36	14.43	124.88	124.88	11.06	2.72	48.86
FFCH	First Financial Holdings, Inc.	29.1200	367.09	14.56	15.49	14.34	15.09	226.79	251.69	16.18	2.61	36.45
FFDF	FFD Financial Corporation	14.7500	18.04	15.36	15.36	19.16	19.16	106.88	106.88	13.56	2.71	50.65
FFED	Fidelity Federal Bancorp	1.5500	14.91	38.75	38.75	NM	NM	108.39	108.39	10.08	0.00	NM
FFHH	FSF Financial Corp.	30.8600	71.89	11.35	11.35	10.90	10.90	139.39	154.53	13.23	3.89	40.64
FFHS	First Franklin Corporation	18.2500	29.87	21.73	30.42	15.87	21.47	124.15	124.15	10.74	1.64	26.09
FFIC	Flushing Financial Corporation	21.4500	275.28	12.47	12.47	12.69	12.69	193.94	199.35	14.95	2.05	22.49
FFLC	FFLC Bancorp, Inc.	29.8200	160.82	17.34	17.34	17.86	17.86	215.93	215.93	17.42	1.74	23.15
FFWC	FFW Corporation	21.0100	27.56	12.22	12.22	12.14	12.22	114.87	119.72	11.34	3.05	34.68
FKAN	First Kansas Financial Corporation	17.3900	15.79	33.44	33.44	28.51	31.05	92.70	92.70	10.42	1.15	32.79
FKFS	First Keystone Financial, Inc.	24.4900	48.54	18.55	23.55	17.75	20.58	145.77	145.77	8.81	1.63	28.26
FKKY	Frankfort First Bancorp, Inc.	19.8700	24.92	21.60	21.60	19.48	19.87	137.32	137.32	17.81	5.64	112.00
FMCO	FMS Financial Corporation	18.1800	117.83	22.73	25.25	17.65	17.48	196.33	200.44	9.97	0.66	11.65
FMSB	First Mutual Bancshares, Inc.	19.6500	92.58	11.70	11.98	12.06	12.93	192.65	192.65	11.41	1.42	16.00
FNFI	First Niles Financial, Inc.	16.4000	23.38	22.78	24.12	20.75	23.43	134.87	134.87	23.32	3.41	69.62
FPFC	First Place Financial Corp.	17.5800	233.97	11.27	11.88	13.63	14.29	128.04	146.74	15.01	3.19	38.76
FPTB	First PacTrust Bancorp, Inc.	20.1500	105.65	23.99	23.99	NA	NA	109.87	109.87	19.85	1.39	NA
FSBI	Fidelity Bancorp, Inc.	23.7500	60.09	16.49	17.99	15.94	17.21	140.62	152.63	9.60	2.02	30.02
FSFF	First SecurityFed Financial, Inc.	28.4690	112.53	13.18	13.18	13.00	13.00	128.88	128.99	23.59	2.25	25.11
FTFC	First Federal Capital Corp	20.8500	412.61	11.85	11.85	11.65	11.65	187.33	233.48	12.99	2.69	29.61
GAF	GA Financial, Inc.	27.3800	137.59	19.56	24.45	19.01	21.39	140.34	140.48	14.98	2.92	52.78
GAFC	Greater Atlantic Financial Corp.	7.3200	22.05	20.33	22.88	15.25	15.91	101.95	108.44	4.18	0.00	0.00
GCFC	Central Federal Corporation	12.4990	24.68	104.16	NM	NM	89.28	116.60	116.60	22.09	2.88	NM
GDW	Golden West Financial Corporation	85.4500	13,016.35	12.14	12.79	12.97	13.56	240.70	240.70	18.04	0.40	4.97
GPT	GreenPoint Financial Corporation	30.1400	4,139.04	7.32	7.32	7.63	7.79	196.35	247.25	18.36	3.19	18.99
GSLA	GS Financial Corp.	18.8600	25.31	NM	NM	28.58	171.45	82.50	82.50	11.76	2.12	57.58
GTPS	Great American Bancorp, Inc.	33.1500	25.15	15.94	15.94	16.01	16.01	143.44	147.46	15.13	1.33	21.26
GUPB	GFSB Bancorp, Inc.	17.2000	19.72	17.92	17.92	13.03	13.03	113.91	113.91	9.14	2.56	31.82
HARL	Harleysville Savings Financial Corporatic	25.8900	58.62	13.48	13.48	13.01	13.01	146.27	146.27	8.91	2.78	31.16
HCBB	HCB Bancshares, Inc.	18.6300	27.22	46.58	31.05	25.52	32.68	96.73	96.73	10.65	1.93	45.33
HCBC	High Country Bancorp, Inc.	30.0000	26.85	13.89	13.89	14.29	14.29	154.72	154.72	14.66	1.67	23.81
HCFC	Home City Financial Corporation	13.9900	10.97	14.57	15.21	17.71	19.43	93.83	96.55	7.39	3.15	55.70
HFBC	HopFed Bancorp, Inc.	16.5100	59.94	29.48	31.75	16.19	18.55	126.42	144.82	12.22	2.91	44.12
HFFB	Harrodsburg First Financial Bancorp, Inc	19.7500	24.16	27.43	30.86	22.19	24.09	117.98	121.61	14.01	3.04	67.42
HFFC	HF Financial Corp.	17.9000	57.66	34.42	34.42	12.09	12.79	116.84	130.56	7.20	2.63	31.08
HIFS	Hingham Institution for Savings	39.4900	81.77	9.68	9.68	15.19	16.88	207.19	207.19	17.78	1.82	33.46
HLFC	Home Loan Financial Corporation	16.3510	27.01	11.68	11.68	13.51	13.63	124.44	124.44	18.28	4.28	50.41
HMLK	Hemlock Federal Financial Corp.	31.7500	30.91	18.46	29.40	16.37	21.17	132.73	141.55	9.52	2.02	31.96
HMNF	HMN Financial, Inc.	20.8800	93.06	10.04	10.88	15.24	17.85	119.72	126.78	11.81	3.83	52.55
HRBT	Hudson River Bancorp, Inc.	32.9800	499.59	15.56	15.56	16.33	16.33	174.59	238.81	19.72	1.82	24.75
HRZB	Horizon Financial Corp.	16.9000	177.78	13.63	13.63	14.44	14.44	165.36	166.18	21.61	2.84	39.32
HTHR	Hawthorne Financial Corporation	36.4500	281.15	10.98	NA	12.03	NA	161.64	187.79	10.72	0.00	0.00
HWEN	Home Financial Bancorp	5.3510	7.26	26.76	26.76	19.82	14.46	107.88	107.88	11.77	2.24	44.44
HWFG	Harrington West Financial Group, Inc.	15.0700	65.22	9.42	9.19	NA	NA	145.32	164.34	7.55	2.12	NA
ICBC	Independence Community Bank Corp.	34.0100	1,859.50	13.08	13.08	14.05	14.17	198.77	247.89	20.65	2.00	23.97
IFSB	Independence Federal Savings Bank	17.7400	27.54	NM	63.36	NM	NM	124.40	124.40	11.25	0.00	NM
KFBI	Klamath First Bancorp, Inc.	21.8000	152.18	NM	41.92	36.33	25.65	118.80	171.92	10.50	2.39	86.67
KNK	Kankakee Bancorp, Inc.	50.7500	47.33	NM	NA	NM	NA	152.27	174.70	9.16	1.18	NM
KYF	Kentucky First Bancorp, Inc.	23.1100	20.40	32.10	32.10	23.82	23.82	161.16	161.16	27.37	2.77	65.98
LARL	Laurel Capital Group, Inc.	20.0600	37.76	17.91	17.91	15.67	15.67	136.37	NA	11.70	3.99	59.38

Exhibit 8
Industry Multiples
Pricing Data as of September 11, 2003

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
LNCB	Lincoln Bancorp	19.2500	85.40	18.51	18.51	18.69	18.51	108.70	111.92	15.40	2.49	44.66
LOGN	Logansport Financial Corp.	20.1000	17.63	10.05	13.58	11.17	12.97	108.01	108.01	10.77	2.79	30.56
LSBI	LSB Financial Corp.	24.2300	32.86	13.46	13.46	12.43	12.43	121.15	121.15	10.57	2.06	24.10
LSBX	LSB Corporation	16.9900	71.43	28.32	28.32	28.32	28.32	133.78	133.78	16.65	2.83	76.67
MAFB	MAF Bancorp, Inc.	38.1600	983.50	11.63	11.78	11.43	11.36	168.40	208.87	14.83	1.89	19.76
MASB	MASSBANK Corp.	37.1900	162.68	21.13	20.21	20.78	20.55	147.58	149.06	16.11	2.47	50.28
MCBF	Monarch Community Bancorp, Inc.	14.9100	35.83	186.38	186.38	NA	NA	96.38	96.38	16.55	1.34	NA
MFBC	MFB Corp.	26.8600	34.16	134.30	134.30	19.32	18.92	103.99	103.99	7.99	1.64	30.94
MFLR	Mayflower Co-operative Bank	20.2500	27.58	14.06	12.35	15.46	13.87	162.65	163.70	13.26	2.96	45.80
MFSF	MutualFirst Financial, Inc.	26.3800	138.97	14.03	14.03	15.25	15.25	146.31	147.70	17.37	1.67	22.54
MSBF	MSB Financial, Inc.	18.4400	23.99	14.41	14.41	12.99	13.08	157.47	178.34	23.24	2.49	172.54
MTXC	Matrix Bancorp, Inc.	9.1400	59.39	10.39	10.39	NM	NM	84.40	84.40	3.40	0.00	NM
MYST	Mystic Financial, Inc.	23.7500	36.63	24.74	15.63	20.30	17.72	131.94	131.94	8.53	1.68	29.30
NASB	NASB Financial, Inc.	34.9790	294.94	10.93	11.07	11.94	12.02	240.57	242.57	26.26	1.94	21.84
NBN	Northeast Bancorp	16.8000	43.29	11.67	16.80	11.67	14.87	118.64	121.92	9.26	1.90	22.22
NBSI	North Bancshares, Inc.	16.0000	18.30	66.67	100.00	32.00	40.00	134.23	134.23	13.74	2.00	88.00
NDE	IndyMac Bancorp Inc.	22.7300	1,261.86	7.78	7.89	8.55	8.55	137.92	143.32	11.80	2.64	7.52
NEIB	Northeast Indiana Bancorp, Inc.	20.2510	29.67	11.51	11.51	14.36	14.36	110.78	110.78	13.48	2.57	36.17
NEPF	Northeast Pennsylvania Financial Corp.	16.8000	70.17	NM	NM	43.08	44.21	108.88	134.94	7.92	2.86	123.08
NHTB	New Hampshire Thrift Bancshares, Inc.	25.1110	49.65	8.48	9.51	10.13	10.60	135.01	201.53	10.01	2.87	27.42
NMIL	NewMil Bancorp, Inc.	24.3900	99.84	14.52	14.52	15.44	15.44	193.73	233.84	14.66	2.46	34.81
NTBK	NetBank, Inc.	12.1900	583.02	10.51	13.85	13.11	18.47	138.84	155.88	12.93	0.66	4.30
NYB	New York Community Bancorp, Inc.	30.2500	4,186.06	14.27	15.76	15.59	16.71	305.86	621.15	33.86	3.04	35.95
OCFC	OceanFirst Financial Corp.	25.6200	346.78	16.86	16.86	16.86	17.08	258.79	261.70	19.81	3.12	48.68
OTFC	Oregon Trail Financial Corp.	25.0000	77.70	15.63	16.89	15.34	14.97	121.18	121.30	20.54	1.76	26.38
PBCI	Pamrapo Bancorp, Inc.	20.4000	101.50	14.17	14.17	14.78	15.45	205.85	205.85	15.93	3.92	56.16
PBNC	PFS Bancorp, Inc.	17.6100	25.95	29.35	29.35	32.61	32.02	91.72	91.72	22.02	1.70	46.30
PCBI	Peoples Community Bancorp, Inc.	21.5510	54.34	14.18	21.55	14.86	17.38	118.35	132.38	8.74	0.00	0.00
PEDE	Great Pee Dee Bancorp, Inc.	16.5000	29.10	25.78	25.78	19.41	19.19	113.25	118.96	20.32	3.39	64.12
PFB	PFF Bancorp, Inc.	30.9000	511.55	13.79	13.79	14.86	15.22	178.72	179.55	16.42	2.07	13.05
PFDC	Peoples Bancorp	24.0600	82.43	13.99	13.99	14.67	14.85	129.91	136.32	16.45	2.83	39.02
PFED	Park Bancorp, Inc.	27.2000	32.37	20.61	22.67	16.89	18.26	100.07	100.07	11.93	2.21	37.27
PFNC	Progress Financial Corporation	26.7800	183.99	20.29	23.09	31.51	50.53	284.59	289.20	16.95	1.19	24.64
PFS	Provident Financial Services, Inc.	20.5200	1,262.77	34.20	30.18	NA	NA	144.61	148.37	30.17	0.97	NA
PFSB	PennFed Financial Services, Inc.	29.1800	199.53	21.46	15.52	15.95	14.89	167.60	172.26	11.01	1.37	21.86
PHFC	Pittsburgh Financial Corp.	19.4300	27.69	69.39	NM	40.48	NA	121.21	122.05	7.35	1.96	NA
PPBI	Pacific Premier Bancorp, Inc.	6.9500	9.27	5.11	5.11	7.16	9.03	151.42	151.42	3.70	0.00	0.00
PROV	Provident Financial Holdings, Inc.	30.4100	151.64	8.00	8.00	9.22	9.50	141.90	142.17	12.02	1.32	6.06
PSFC	Peoples-Sidney Financial Corporation	13.2500	19.12	20.70	22.08	21.72	21.37	110.42	110.42	13.34	3.92	74.19
PVFC	PVF Capital Corp.	14.7500	93.89	11.52	11.52	11.80	12.09	164.80	164.80	13.49	1.83	21.57
PVSA	Parkvale Financial Corporation	25.3500	140.65	14.74	20.44	13.63	14.65	141.38	160.04	8.56	2.84	38.71
QCBC	Quaker City Bancorp, Inc.	39.8800	253.87	11.59	11.59	11.63	11.63	182.43	182.94	15.65	2.01	0.00
RIVR	River Valley Bancorp	39.5100	32.16	12.05	12.05	12.62	NA	148.26	148.48	13.36	3.04	31.95
RSLN	Roslyn Bancorp, Inc.	22.5100	1,706.86	11.48	12.51	11.54	12.51	317.49	317.94	15.79	2.75	29.74
SBMC	Connecticut Bancshares, Inc.	51.2300	561.31	18.30	19.41	19.04	19.86	220.82	249.05	21.04	1.41	24.54
SCFS	Seacoast Financial Services Corporation	21.2410	557.40	9.48	9.16	17.41	16.47	143.33	209.27	12.56	2.45	37.70
SFFC	StateFed Financial Corporation	12.0500	15.56	15.86	15.86	80.33	NA	108.36	108.36	15.30	3.32	NA
SIB	Staten Island Bancorp, Inc.	20.8700	1,222.47	12.13	12.13	9.99	10.33	197.26	216.27	17.15	2.68	24.40
SMBC	Southern Missouri Bancorp, Inc.	26.5000	30.40	11.04	11.04	11.57	11.57	121.12	138.24	10.88	2.72	24.45
SOBI	Sobieski Bancorp, Inc.	12.5600	8.43	NM	NM	NM	NM	88.26	88.26	6.45	2.71	NM
SOV	Sovereign Bancorp, Inc.	18.4700	5,395.11	12.48	13.99	14.21	15.92	172.29	299.84	13.22	0.54	7.69

Exhibit 8
Industry Multiples
Pricing Data as of September 11, 2003

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market						Tangible		Dividend	Dividend
		Price	Value	Earnings	Core EPS	LTM EPS	LTM Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
SRN	Southern Banc Company, Inc. (The)	15.7500	15.14	21.88	26.25	15.75	21.28	80.28	80.28	13.56	2.22	35.00
SSFC	South Street Financial Corp.	10.1000	31.11	18.04	NA	17.41	NA	123.32	123.32	14.52	3.96	68.97
STBI	Sturgis Bancorp, Inc.	12.0000	33.70	15.00	15.00	12.00	12.00	118.81	145.63	11.44	3.00	31.00
STFR	St. Francis Capital Corporation	29.7100	281.42	11.25	12.38	11.79	12.59	153.70	165.06	12.48	2.69	29.76
STSA	Sterling Financial Corporation	28.4700	420.83	11.30	12.71	12.77	13.89	170.79	212.30	10.28	0.00	0.00
SVBI	Severn Bancorp, Inc.	28.9300	119.85	10.96	10.96	11.81	11.81	272.92	275.00	23.71	1.11	11.43
SZB	SouthFirst Bancshares, Inc.	15.0000	10.89	34.09	34.09	25.00	45.45	85.28	89.18	7.76	4.00	100.00
THRD	TF Financial Corporation	31.3600	87.82	49.00	56.00	20.91	29.31	125.94	136.11	12.30	1.91	40.00
TONE	TierOne Corporation	22.3600	504.78	19.28	19.28	NA	NA	143.33	143.33	22.12	0.00	NA
TRST	TrustCo Bank Corp NY	12.7800	949.24	17.75	19.97	18.52	20.95	404.43	405.71	35.30	4.69	86.96
TRYF	Troy Financial Corporation	35.3600	327.23	22.67	23.26	23.42	23.57	211.61	265.07	26.22	1.81	43.05
TSBK	Timberland Bancorp, Inc.	24.0900	102.96	15.85	15.06	13.92	13.77	133.17	133.17	23.18	2.32	27.75
TSH	Teche Holding Co.	34.7500	80.23	11.74	11.74	13.26	13.31	136.54	136.54	15.50	1.96	20.42
UCBC	Union Community Bancorp	17.0000	35.70	15.18	15.18	14.66	14.66	102.16	111.18	13.03	3.53	50.86
UCFC	United Community Financial Corp.	9.7000	334.05	11.02	11.02	13.66	14.48	120.95	140.17	16.87	3.09	42.25
UPFC	United PanAm Financial Corp.	18.8000	298.66	20.43	21.36	22.38	24.10	306.19	306.19	22.11	0.00	0.00
UTBI	United Tennessee Bankshares, Inc.	13.9000	17.70	11.21	11.21	10.61	10.69	110.32	116.32	15.41	2.37	25.19
WBS	Webster Financial Corporation	39.8000	1,816.47	11.31	13.09	11.60	12.80	165.21	232.21	12.57	2.11	22.74
WEFC	Wells Financial Corp.	27.2300	30.86	7.62	7.82	8.73	8.73	115.48	115.48	13.74	2.94	24.36
WES	Westcorp	35.2200	1,563.02	11.01	NA	14.43	NA	212.68	212.81	10.11	1.48	20.49
WFI	Winton Financial Corporation	13.0000	59.24	10.16	10.48	10.16	10.74	134.02	134.30	11.46	3.15	31.25
WFSL	Washington Federal, Inc.	25.3300	1,765.76	12.18	12.18	11.95	12.12	175.66	182.10	24.36	3.47	40.01
WM	Washington Mutual, Inc.	36.9200	33,471.76	8.39	10.14	8.75	10.92	159.00	230.46	11.83	4.33	27.01
WOFC	Western Ohio Financial Corporation	26.8000	46.86	19.14	19.14	18.74	20.15	108.55	108.55	13.17	3.73	69.93
WRO	Woronoco Bancorp, Inc.	27.9500	100.94	11.84	11.84	17.15	19.82	129.88	133.10	12.59	2.43	33.74
WSB	Washington Savings Bank, F.S.B. (The)	9.4400	65.18	9.44	10.73	10.49	11.95	172.89	172.89	17.92	2.12	10.38
WSBI	Warwick Community Bancorp, Inc.	29.6700	135.26	20.05	21.82	16.86	17.66	175.15	181.03	16.25	2.02	28.41
WSFS	WSFS Financial Corporation	42.6300	319.23	15.23	15.91	2.93	NA	165.94	165.94	16.15	0.47	1.37
WVFC	WVS Financial Corp.	16.5000	42.61	14.73	14.73	12.04	12.22	141.63	141.63	11.59	3.88	46.72

Exhibit 8
Industry Multiples
Pricing Data as of September 11, 2003

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Fully Converted Average	23.30	555.26	20.01	20.88	17.49	18.86	150.88	163.61	14.32	2.12	35.69
	All Fully Converted Median	21.50	70.80	14.53	15.34	14.78	15.24	137.62	145.52	13.25	2.12	29.74
	All Mutual Holding Companies											
BKMU	Bank Mutual Corporation (MHC)	38.7000	829.15	40.31	40.31	33.95	33.95	257.31	313.87	28.94	1.14	33.33
BCSB	BCSB Bankcorp, Inc. (MHC)	16.2500	95.46	NM	NA	47.79	NA	207.27	220.49	14.92	3.08	NA
CFFN	Capitol Federal Financial (MHC)	29.1500	2,136.69	66.25	66.25	28.03	28.03	208.96	208.96	24.76	3.29	200.00
CHFN	Charter Financial Corp. (MHC)	31.3990	613.51	NM	NM	241.53	NM	270.22	277.87	60.53	2.55	384.62
GOV	Gouverneur Bancorp Inc. (MHC)	10.9000	24.83	38.93	38.93	41.92	47.39	141.37	141.37	27.95	2.39	96.15
ALLB	Greater Delaware Valley Savings Bank (I	22.7000	78.12	37.83	37.83	75.67	75.67	222.99	222.99	20.31	1.59	150.00
GCBC	Greene County Bancorp Inc. (MHC)	28.2100	57.59	28.21	29.39	26.12	26.36	193.75	193.75	22.41	2.55	61.11
HCBK	Hudson City Bancorp, Inc. (MHC)	29.3300	5,612.55	26.19	29.33	26.91	28.20	394.75	394.75	36.33	1.91	38.53
JXSB	Jacksonville Bancorp, Inc. (MHC)	16.0000	31.05	50.00	NM	44.44	NM	149.81	176.41	11.89	1.88	83.33
NWSB	Northwest Bancorp, Inc. (MHC)	16.9500	808.41	21.19	22.30	19.48	19.94	226.60	291.74	15.48	2.36	36.78
ONFC	Oneida Financial Corp. (MHC)	24.9100	123.00	36.63	36.63	35.08	37.74	244.22	323.51	29.53	2.25	74.65
PRTR	Partners Trust Financial Group, Inc. (MH	21.6800	307.94	20.85	20.85	24.36	22.35	179.47	230.64	23.62	1.85	26.97
PBHC	Pathfinder Bancorp, Inc. (MHC)	17.0000	41.34	20.24	26.56	34.00	35.42	192.31	247.81	14.60	2.35	72.00
PBCT	People's Bank (MHC)	30.3900	1,879.44	30.39	34.53	29.50	28.40	193.69	219.90	15.90	5.13	142.72
PBCP	Provident Bancorp, Inc. (MHC)	37.1000	295.11	23.19	28.11	26.50	29.21	254.98	292.13	26.47	1.62	38.57
ROME	Rome Bancorp, Inc. (MHC)	26.2300	112.11	43.72	43.72	44.46	44.46	306.43	306.43	43.59	1.12	45.19
SKBO	Skibo Financial Corp. (MHC)	13.4600	42.44	NM	NM	168.25	168.25	180.43	180.43	26.86	3.57	NM
WCFB	Webster City Federal Bancorp (MHC)	24.2600	45.76	37.91	40.43	34.66	35.16	203.18	204.21	43.07	4.12	142.86
WFD	Westfield Financial Inc. (MHC)	21.0400	210.64	19.48	19.48	72.55	60.11	169.00	169.00	26.08	0.95	51.72
	All MHC's Average	23.98	702.38	33.83	34.31	55.54	45.04	220.88	242.96	27.01	2.41	98.74
	All MHC's Median	24.26	123.00	33.51	34.53	34.66	34.56	207.27	222.99	26.08	2.35	72.00
	All Second Step Conversions											
BRKL	Brookline Bancorp, Inc.	15.3900	887.14	32.06	32.06	49.65	NA	144.24	144.24	62.70	2.21	NA
CSBC	Citizens South Banking Corporation	14.6000	130.33	28.08	28.08	27.55	27.55	136.83	149.28	26.00	1.64	39.13
FFFL	Fidelity Bankshares, Inc.	26.5300	398.41	19.51	19.51	20.73	20.73	224.64	227.34	14.08	1.51	31.25
FCAP	First Capital, Inc.	21.2390	60.02	14.75	14.75	16.21	16.34	138.64	160.90	15.14	2.64	40.46
FDEF	First Defiance Financial Corp.	25.0300	157.47	13.60	14.55	17.26	17.38	129.29	155.37	14.99	2.40	40.00
FFSX	First Federal Bankshares, Inc.	22.2400	84.70	19.17	19.86	15.77	16.35	121.60	166.47	13.49	1.44	22.70
FNFG	First Niagara Financial Group, Inc.	15.2300	1,078.18	29.29	29.29	31.08	31.73	140.37	165.18	30.27	1.58	37.76
FSLA	First Sentinel Bancorp, Inc.	17.2600	477.19	18.76	19.61	17.98	19.61	220.15	224.45	21.00	2.43	41.67
FFBK	FloridaFirst Bancorp, Inc.	25.9600	139.63	19.09	28.22	23.60	26.76	136.34	151.72	16.78	1.08	23.64
GFED	Guaranty Federal Bancshares, Inc.	17.1900	51.51	13.02	13.02	13.64	13.64	130.82	130.92	13.20	3.49	47.62
HARB	Harbor Florida Bancshares, Inc.	26.2600	623.98	15.63	16.01	16.52	16.83	244.51	248.44	27.51	2.21	30.50
HFWA	Heritage Financial Corporation	21.6500	139.03	16.91	16.91	16.78	16.78	214.36	238.96	23.61	2.59	41.09
JXVL	Jacksonville Bancorp, Inc.	37.1600	66.81	10.93	10.93	10.56	10.56	152.11	164.79	14.16	1.61	16.34
JFBI	Jefferson Bancshares, Inc.	13.3800	107.05	33.45	33.45	29.73	29.73	292.14	292.14	29.44	1.20	36.47
FFFD	North Central Bancshares, Inc.	36.1800	57.95	9.83	9.83	9.91	9.91	147.61	168.99	13.46	2.32	21.37
PHSB	PHSB Financial Corp.	18.5290	54.10	19.30	30.88	20.82	25.04	114.31	114.31	16.87	2.16	32.58
PFSL	Pocahontas Bancorp, Inc.	13.1000	59.60	12.60	14.89	12.72	15.23	112.93	169.25	8.04	2.44	30.58
PULB	Pulaski Financial Corp.	14.5300	79.87	12.97	13.45	14.68	14.83	221.49	221.49	17.17	1.65	19.70
RVSB	Riverview Bancorp, Inc.	18.6500	89.64	13.71	13.71	17.27	NA	147.90	148.72	18.54	3.00	NA
SFFS	Sound Federal Bancorp, Inc.	15.8200	209.57	28.25	28.25	25.11	25.11	149.95	166.53	25.08	1.26	26.19
THTL	Thistle Group Holdings, Co.	18.7000	97.70	22.26	42.50	19.68	23.67	127.99	142.31	10.69	1.93	37.89

Exhibit 8
Industry Multiples
Pricing Data as of September 11, 2003

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Second Steps Average		246.73	19.15	21.81	20.18	20.05	161.35	174.33	19.96	2.111	34.08
	All Second Steps Median		118.69	18.20	18.57	17.63	17.97	145.93	162.85	16.83	2.185	34.53
	All MHC's Average		702.38	33.83	34.31	55.54	45.04	220.88	242.96	27.01	2.405	98.74
	All MHC's Median		123.00	33.51	34.53	34.66	34.56	207.27	222.99	26.08	2.350	72.00
	New Jersey Fully Converted Average		406.08	21.88	20.40	16.31	16.23	194.64	197.72	17.38	2.008	34.59
	New Jersey Fully Converted Median		199.53	21.46	16.86	16.41	16.27	196.33	200.44	15.93	1.370	35.27
	New Jersey MHC's Average		5,612.55	26.19	29.33	26.91	28.20	394.75	394.75	36.33	1.910	38.53
	New Jersey MHC's Median		5,612.55	26.19	29.33	26.91	28.20	394.75	394.75	36.33	1.910	38.53
	New Jersey Second Steps Average		477.19	18.76	19.61	17.98	19.61	220.15	224.45	21.00	2.43	41.67
	New Jersey Second Steps Median		477.19	18.76	19.61	17.98	19.61	220.15	224.45	21.00	2.43	41.67

Exhibit 9
Industry Multiples by Size
Pricing Data as of September 11, 2003

	Current	Current Price in Relation to							Current	LTM
	Market		Price/		Price/		Tangible		Dividend	Dividend
	Value	Earnings	Core EPS	LTM EPS	LTM Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Count	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
30.00	<25	19.20	18.06	17.19	17.92	110.89	112.63	11.68	2.58	40.00
48.00	>=25 - <50	14.94	15.34	15.57	15.27	121.95	124.15	11.65	2.09	31.00
45.00	>=50 - <150	14.53	14.79	15.21	15.35	134.70	140.65	13.15	2.11	31.16
60.00	> 155	12.48	13.86	13.63	14.37	172.68	209.06	15.85	1.93	23.13
National Standard Conversions		14.53	15.34	14.78	15.24	137.62	145.52	13.25	2.12	29.74

Exhibit 10
Standard Conversions - 2000 to Date
Selected Market Data
Market Data as of 9/11/2003

Ticker	Short Name	IPO Date	IPO Price ($)	Gross Proceeds ($000)	Conversion Assets ($000)	Pro Forma Total Equity ($000)	Price to Pro Forma: Pro Forma Book Value (%)	Price to Pro Forma: Pro Forma Tang. Book (%)	Price to Pro Forma: Pro Forma Earnings (x)	Price to Pro Forma: Adjusted Assets (%)	Percent Change from IPO: After 1 Day (%)	Percent Change from IPO: After 1 Week (%)	Percent Change from IPO: After 1 Month (%)	Percent Change from IPO: After 3 Months (%)	To date (%)
CFBC	Community First Bancorp, Inc.	06/27/2003	10.0000	2,777	29,968	4,139	67.24	67.24	NA	8.5	20.00	20.30	20.50	NA	22.00
RFBK	Rantoul First Bank, SB	04/02/2003	10.0000	1,910	30,563	3,267	58.46	58.46	NA	5.9	15.10	20.00	23.50	28.00	26.60
Q2'03	Average						62.85	62.85	NA	7.20	20.00	20.30	20.50	28.00	22.00
	Median						62.85	62.85	NA	7.20	20.00	20.30	20.50	28.00	22.00
PFS	Provident Financial Services, Inc.	01/16/2003	10.0000	596,183	3,066,277	826,469	72.14	74.17	17.50	16.3	55.00	55.20	51.50	61.10	105.20
CCFC	CCSB Financial Corp.	01/09/2003	10.0000	9,787	77,872	14,570	67.17	67.17	94.20	11.2	20.00	23.10	25.00	25.00	33.00
Q1'03	Average						69.66	70.67	55.85	13.75	37.50	39.15	38.25	43.05	69.10
	Median						69.66	70.67	55.85	13.75	37.50	39.15	38.25	43.05	69.10
2003 YTD	Average						66.25	66.76	55.85	10.48	27.53	29.65	30.13	38.03	46.70
	Median						67.21	67.21	55.85	9.85	20.00	21.70	24.25	28.00	29.80
ALFC	Atlantic Liberty Financial Corp	10/23/2002	10.0000	17,110	124,044	23,096	74.08	74.08	14.60	12.1	30.20	31.60	33.30	40.00	80.00
TONE	TierOne Corporation	10/02/2002	10.0000	220,751	1,543,512	315,372	70.00	70.00	12.70	12.5	40.00	37.00	39.20	51.60	123.60
Q4'02	Average						72.04	72.04	13.65	12.30	35.10	34.30	36.25	45.80	101.80
	Median						72.04	72.04	13.65	12.30	35.10	34.30	36.25	45.80	101.80
MCBF	Monarch Community Bancorp, Inc.	08/30/2002	10.0000	23,144	172,688	34,972	66.18	66.18	41.50	11.8	16.80	14.00	1.10	14.10	49.10
FPTB	First PacTrust Bancorp, Inc.	08/23/2002	12.0000	63,480	349,349	83,253	76.25	76.25	28.20	15.4	18.58	21.50	18.75	28.33	67.92
Q3'02	Average						71.22	71.22	34.85	13.60	17.69	17.75	9.93	21.22	58.51
	Median						71.22	71.22	34.85	13.60	17.69	17.75	9.93	21.22	58.51
RSVB	Reserve Bancorp, Inc.	04/08/2002	10.0000	7,575	44,855	11,426	66.30	66.30	17.30	14.4	25.00	28.00	29.00	29.00	65.50
Q2'02	Average						66.30	66.30	17.30	14.40	25.00	28.00	29.00	29.00	65.50
	Median						66.30	66.30	17.30	14.40	25.00	28.00	29.00	29.00	65.50
HRGB	Heritage Bancshares, Inc.	02/26/2002	10.0000	4,915	40,351	7,869	62.46	62.46	11.60	10.9	20.50	17.50	15.10	22.00	31.00
Q1'02	Average						62.46	62.46	11.60	10.90	20.50	17.50	15.10	22.00	31.00
	Median						62.46	62.46	11.60	10.90	20.50	17.50	15.10	22.00	31.00
2002	Average						69.21	69.21	20.98	12.85	25.18	24.93	22.74	30.84	69.52
	Median						68.15	68.15	15.95	12.30	22.75	24.75	23.88	28.67	66.71
AFBA	Allied First Bancorp, Inc.	12/31/2001	10.0000	6,094	82,195	9,525	63.98	63.98	7.50	6.9	19.00	18.50	19.20	21.00	40.00
CSFC	City Savings Financial Corp.	12/28/2001	10.0000	5,555	66,253	9,517	58.37	58.37	9.10	7.7	22.00	22.50	27.50	40.00	115.00
PBNC	PFS Bancorp, Inc.	10/12/2001	10.0000	15,209	113,387	26,475	57.45	57.45	16.20	11.8	21.50	24.50	24.50	36.10	76.10
Q4'01	Average						59.93	59.93	10.93	8.80	20.83	21.83	23.73	32.37	77.03
	Median						58.37	58.37	9.10	7.70	21.50	22.50	24.50	36.10	76.10
GLBP	Globe Bancorp, Inc.	07/10/2001	10.0000	3,042	24,797	5,625	54.08	54.08	26.60	10.9	13.12	10.60	11.00	8.50	80.00
Q3'01	Average						54.08	54.08	26.60	10.90	13.12	10.60	11.00	8.50	80.00
	Median						54.08	54.08	26.60	10.90	13.12	10.60	11.00	8.50	80.00
BAFI	BancAffiliated, Inc.	06/01/2001	10.0000	2,645	28,031	4,415	59.91	59.91	11.30	8.6	0.00	0.00	7.50	7.50	87.50
CFSL	Chesterfield Financial Corp.	05/02/2001	10.0000	43,047	305,480	71,863	59.90	60.47	11.00	12.4	36.50	39.90	43.50	57.00	125.50
FBTC	First BancTrust Corporation	04/19/2001	10.0000	15,209	170,466	25,599	59.41	59.41	10.40	8.2	13.20	12.90	21.10	31.00	133.10
Q2'01	Average						59.74	59.93	10.90	9.73	16.57	17.60	24.03	31.83	115.37
	Median						59.90	59.91	11.00	8.60	13.20	12.90	21.10	31.00	125.50
BUCS	BUCS Financial Corp	03/15/2001	10.0000	4,051	70,370	8,942	45.30	45.30	13.40	5.4	30.00	36.25	36.88	52.50	126.50
CTZN	Citizens First Bancorp, Inc.	03/07/2001	10.0000	88,211	741,570	137,363	64.22	64.22	9.60	10.6	38.13	35.00	32.50	50.60	107.50
Q1'01	Average						54.76	54.76	11.50	8.00	34.07	35.63	34.69	51.55	117.00
	Median						54.76	54.76	11.50	8.00	34.07	35.63	34.69	51.55	117.00
2001	Average						58.07	58.13	12.79	9.17	21.49	22.24	24.85	33.80	99.02
	Median						59.41	59.41	11.00	8.60	21.50	22.50	24.50	36.10	107.50
LWFH	Lawrence Financial Holdings, Inc.	12/29/2000	10.0000	7,758	113,865	14,369	53.99	53.99	9.20	6.4	10.00	10.94	12.50	15.00	128.00
Q4'00	Average						53.99	53.99	9.20	6.40	10.00	10.94	12.50	15.00	128.00
	Median						53.99	53.99	9.20	6.40	10.00	10.94	12.50	15.00	128.00
FFBI	First Federal Bancshares, Inc.	09/28/2000	10.0000	22,425	213,187	42,776	52.42	52.42	10.70	9.5	26.88	27.50	26.88	33.75	220.00
DFBS	DutchFork Bancshares, Inc.	07/06/2000	10.0000	15,606	211,151	29,613	52.70	52.70	10.40	6.9	0.00	0.00	3.13	21.88	259.00
Q3'00	Average						52.56	52.56	10.55	8.20	13.44	13.75	15.01	27.82	239.50
	Median						52.56	52.56	10.55	8.20	13.44	13.75	15.01	27.82	239.50
BHL	Berkshire Hills Bancorp, Inc.	06/28/2000	10.0000	71,050	841,651	147,702	48.10	48.10	9.50	7.8	23.13	26.25	28.13	41.25	219.20
Q2'00	Average						48.10	48.10	9.50	7.80	23.13	26.25	28.13	41.25	219.20
	Median						48.10	48.10	9.50	7.80	23.13	26.25	28.13	41.25	219.20
PCBI	Peoples Community Bancorp, Inc.	03/30/2000	10.0000	11,900	90,299	30,457	39.07	39.07	13.80	11.6	14.38	14.38	5.63	5.00	115.51
SBMC	Connecticut Bancshares, Inc.	03/02/2000	10.0000	104,000	1,108,287	199,044	52.25	52.25	9.70	8.6	2.50	-0.63	8.13	37.50	412.30
Q1'00	Average						45.66	45.66	11.75	10.10	8.44	6.88	6.88	21.25	263.91
	Median						45.66	45.66	11.75	10.10	8.44	6.88	6.88	21.25	263.91
2000	Average						49.76	49.76	10.55	8.47	12.82	13.07	14.07	25.73	211.99
	Median						52.34	52.34	10.05	8.20	12.19	12.66	10.32	27.82	219.20
1/5/2000 to 9/11/2003	Average						60.06	60.16	18.09	10.09	21.26	21.87	22.60	31.57	121.54
	Median						59.90	59.91	11.60	10.60	20.00	21.50	23.50	30.00	111.25

Exhibit 10
Standard Conversions - 2000 to Date
Selected Market Data
Market Data as of 9/11/2003

Ticker	Short Name	Current Stock Price 9/11/2003	Book Value (%)	Tangible Book (%)	LTM Earnings (X)	Earnings (X)	Core EPS (X)	LTM EPS (X)	Assets (%)
			Current Price to						
CFBC	Community First Bancorp, Inc.	12.20	77.22	77.22	NA	NA	NA	NA	9.54
RFBK	Rantoul First Bank, SB	12.66	NA	NA	NA	NA	NA	NA	NA
Q2'03	Average	12.15	76.90	76.90	NA	NA	NA	NA	9.50
	Median	12.75	NA	NA	NA	NA	NA	NA	NA
PFS	Provident Financial Services, Inc.	20.52	144.61	148.37	NA	34.20	30.18	NA	30.17
CCFC	CCSB Financial Corp.	13.30	86.20	86.20	NA	47.50	47.50	NA	15.32
Q1'03	Average	16.91	115.41	117.29	NA	40.85	38.84	NA	22.75
	Median	16.91	115.41	117.29	NA	40.85	38.84	NA	22.75
2003 YTD	Average	14.67	102.68	103.93	NA	40.85	38.84	NA	18.34
	Median	12.98	86.20	86.20	NA	40.85	38.84	NA	15.32
ALFC	Atlantic Liberty Financial Corp	18.0000	120.64	120.64	NA	19.57	19.57	NA	22.14
TONE	TierOne Corporation	22.3600	143.33	143.33	NA	19.28	19.28	NA	22.12
Q4'02	Average	20.18	131.99	131.99	NA	19.43	19.43	NA	22.13
	Median	20.18	131.99	131.99	NA	19.43	19.43	NA	22.13
MCBF	Monarch Community Bancorp, Inc.	14.9100	96.38	96.38	NA	186.38	186.38	NA	16.55
FPTB	First PacTrust Bancorp, Inc.	20.1500	109.87	109.87	NA	23.99	23.99	NA	19.85
Q3'02	Average	17.53	103.13	103.13	NA	105.19	105.19	NA	18.20
	Median	17.53	103.13	103.13	NA	105.19	105.19	NA	18.20
RSVB	Reserve Bancorp, Inc.	16.5500	98.57	98.57	17.80	18.81	18.81	18.60	17.24
Q2'02	Average	16.55	98.57	98.57	17.80	18.81	18.81	18.60	17.24
	Median	16.55	98.57	98.57	17.80	18.81	18.81	18.60	17.24
HRGB	Heritage Bancshares, Inc.	13.1000	78.16	78.16	65.50	40.94	40.94	NA	10.68
Q1'02	Average	13.10	78.16	78.16	65.50	40.94	40.94	NA	10.68
	Median	13.10	78.16	78.16	65.50	40.94	40.94	NA	10.68
2002	Average	17.51	107.83	107.83	41.65	51.50	51.50	18.60	18.10
	Median	17.28	104.22	104.22	41.65	21.78	21.78	18.60	18.55
AFBA	Allied First Bancorp, Inc.	14.0000	81.73	81.73	20.90	14.58	14.58	20.90	8.90
CSFC	City Savings Financial Corp.	21.5000	111.69	111.69	8.21	6.80	10.34	12.57	8.48
PBNC	PFS Bancorp, Inc.	17.6100	91.72	91.72	32.61	29.35	29.35	32.02	22.02
Q4'01	Average	17.70	95.05	95.05	20.57	16.91	18.09	21.83	13.13
	Median	17.61	91.72	91.72	20.90	14.58	14.58	20.90	8.90
GLBP	Globe Bancorp, Inc.	18.0000	89.20	89.20	25.71	28.13	28.13	25.71	14.97
Q3'01	Average	18.00	89.20	89.20	25.71	28.13	28.13	25.71	14.97
	Median	18.00	89.20	89.20	25.71	28.13	28.13	25.71	14.97
BAFI	BancAffiliated, Inc.	18.7500	92.50	92.50	9.06	7.94	7.94	9.06	7.89
CFSL	Chesterfield Financial Corp.	22.5500	119.31	120.14	29.29	35.23	35.23	29.29	23.71
FBTC	First BancTrust Corporation	23.3100	111.58	111.58	18.50	15.34	15.34	19.59	13.73
Q2'01	Average	21.54	107.80	108.07	18.95	19.50	19.50	19.31	15.11
	Median	22.55	111.58	111.58	18.50	15.34	15.34	19.59	13.73
BUCS	BUCS Financial Corp	22.6500	83.12	86.45	16.90	16.18	16.18	17.98	7.04
CTZN	Citizens First Bancorp, Inc.	20.7500	114.77	114.77	12.81	12.35	NA	NA	16.49
Q1'01	Average	21.70	98.95	100.61	14.86	14.27	16.18	17.98	11.77
	Median	21.70	98.95	100.61	14.86	14.27	16.18	17.98	11.77
2001	Average	19.90	99.51	99.98	19.33	18.43	19.64	20.89	13.69
	Median	20.75	92.50	92.50	18.50	15.34	15.76	20.25	13.73
LWFH	Lawrence Financial Holdings, Inc.	22.8000	106.74	106.74	31.67	28.50	33.53	47.50	10.95
Q4'00	Average	22.80	106.74	106.74	31.67	28.50	33.53	47.50	10.95
	Median	22.80	106.74	106.74	31.67	28.50	33.53	47.50	10.95
FFBI	First Federal Bancshares, Inc.	32.0000	136.23	141.53	25.40	20.00	40.00	31.07	19.56
DFBS	DutchFork Bancshares, Inc.	35.9000	129.98	129.98	12.21	8.89	12.29	30.68	19.09
Q3'00	Average	33.95	133.11	135.76	18.81	14.45	26.15	30.88	19.33
	Median	33.95	133.11	135.76	18.81	14.45	26.15	30.88	19.33
BHL	Berkshire Hills Bancorp, Inc.	31.92	31.4300	156.06	171.00	112.25	20.68	17.86	NM
Q2'00	Average	31.92	31.43	156.06	171.00	112.25	20.68	NA	#DIV/0!
	Median	31.92	31.43	156.06	171.00	112.25	20.68	NA	#NUM!
PCBI	Peoples Community Bancorp, Inc.	21.5510	118.35	132.38	14.86	14.18	21.55	17.38	8.74
SBMC	Connecticut Bancshares, Inc.	51.2300	220.82	249.05	19.04	18.30	19.41	19.86	21.04
Q1'00	Average	36.39	169.59	190.72	16.95	16.24	20.48	18.62	14.89
	Median	36.39	169.59	190.72	16.95	16.24	20.48	18.62	14.89
2000	Average	32.57	123.93	152.62	45.70	33.69	24.58	27.39	15.88
	Median	31.96	124.17	136.96	22.22	19.15	21.12	25.27	19.09
1/5/2000 to 9/11/2003	Average	21.53	108.09	115.59	31.26	32.99	31.42	23.34	15.92
	Median	20.52	108.31	110.73	19.04	19.57	21.12	19.86	16.49

Clifton Savings Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
June 30, 2003
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	25.00						
Price-Core Earnings Ratio P/E	Mid	29.41	21.88	20.95	16.23	16.27	18.86	15.24
	Max	33.33						
	Smax	37.04						
	Min	72.89%						
Price-to-Book Ratio P/B	Mid	77.10%	145.69%	139.17%	194.64%	196.33%	150.88%	137.62%
	Max	80.65%						
	Smax	83.89%						
	Min	72.89%						
Price-to-Tangible Book Ratio P/TB	Mid	77.10%	148.55%	141.06%	197.72%	200.44%	163.61%	145.52%
	Max	80.65%						
	Smax	83.89%						
	Min	20.26%						
Price-to-Assets Ratio P/A	Mid	23.11%	15.19%	15.62%	17.38%	15.93%	14.32%	13.25%
	Max	25.80%						
	Smax	28.71%						

Valuation Parameters

Prior Twelve Mos. Earning Base	Y			
Period Ended June 30, 2003		$	4,906	(1)
Pre-Conversion Book Value	B			
As of June 30, 2003		$	74,098	
Pre-Conversion Assets	A			
As of June 30, 2003		$	589,213	
Return on Money	R		1.17%	(2)
Conversion Expenses		$	3,307	
	X		1.95%	(3)
Proceeds Not Invested		$	20,400	(4)
Estimated ESOP Borrowings		$	13,600	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	680	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		20	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	6,800	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	1,360	
Foundation Amount		$	-	(7)
Foundation Amount	F		0.00%	0.00%
Foundation Opportunity Cost		$	-	
Tax Benefit	Z	$	-	(8)
Tax Rate	TAX		39.94%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	170,000	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended June 30, 2003.
(2) Net Return assumes a reinvestment rate of 1.95 percent (the 1 year Treasury at June 30, 2003), and a tax rate of 40%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 20 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $170,000,000

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $170,000,000

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $170,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	17,000,000	$ 10.00	$ 170,000,000
Range:			
- Minimum	14,450,000	10.00	144,500,000
- Maximum	19,550,000	10.00	195,500,000
- Super Maximum	22,482,500	10.00	224,825,000

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	14,450,000	17,000,000	19,550,000	22,482,500
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 144,500,000	$ 170,000,000	$ 195,500,000	$ 224,825,000
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	14,450,000	17,000,000	19,550,000	22,482,500
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 144,500,000	$ 170,000,000	$ 195,500,000	$ 224,825,000
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of June 30, 2003
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		14,450,000	17,000,000	19,550,000	22,482,500
Conversion Shares Offered		14,450,000	17,000,000	19,550,000	22,482,500
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 144,500	$ 170,000	$ 195,500	$ 224,825
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		144,500	170,000	195,500	224,825
Gross Proceeds		144,500	170,000	195,500	224,825
Less: Est. Conversion Expenses		2,990	3,307	3,624	3,988
Cash issued to foundation		-	-	-	-
Net Proceeds		$ 141,510	$ 166,693	$ 191,876	$ 220,837
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 141,510	$ 166,693	$ 191,876	$ 220,837
Less: ESOP Adjustment	(3)	11,560	13,600	15,640	17,986
Less: MRP Adjustment	(3)	5,780	6,800	7,820	8,993
Net Proceeds Reinvested		$ 124,170	$ 146,293	$ 168,416	$ 193,858
Estimated Incremental Rate of Return		1.17%	1.17%	1.17%	1.17%
Estimated Incremental Return		$ 1,453	$ 1,712	$ 1,970	$ 2,268
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	347	408	470	540
Less: MRP Adjustment	(7)	694	817	939	1,080
Pro-forma Net Income		412	487	561	648
Earnings Before Conversion		4,906	4,906	4,906	4,906
Earnings Excluding Adjustment		5,318	5,393	5,467	5,554
Earnings Adjustment	(6)	(60)	(60)	(60)	(60)
Earnings After Conversion		$ 5,258	$ 5,333	$ 5,407	$ 5,494

Pro Forma Effect of Conversion Proceeds
As of June 30, 2003
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro-forma Net Worth					
Net Worth at June 30, 2003		$ 74,098	$ 74,098	$ 74,098	$ 74,098
Net Conversion Proceeds		141,510	166,693	191,876	220,837
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(11,560)	(13,600)	(15,640)	(17,986)
Less: MRP Adjustment	(2)	(5,780)	(6,800)	(7,820)	(8,993)
Pro-forma Net Worth		$ 198,268	$ 220,391	$ 242,514	$ 267,956
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$ 198,268	$ 220,391	$ 242,514	$ 267,956
Less: Intangible	(5)	-	-	-	-
Pro-forma Tangible Net Worth		$ 198,268	$ 220,391	$ 242,514	$ 267,956
Pro-forma Assets					
Total Assets at June 30, 2003		$ 589,213	$ 589,213	$ 589,213	$ 589,213
Net Conversion Proceeds		141,510	166,693	191,876	220,837
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(11,560)	(13,600)	(15,640)	(17,986)
Less: MRP Adjustment	(2)	(5,780)	(6,800)	(7,820)	(8,993)
Pro-forma Assets Excluding Adjustment		713,383	735,506	757,629	783,071
Plus: Adjustment	(6)	-	-	-	-
Pro-forma Total Assets		$ 713,383	$ 735,506	$ 757,629	$ 783,071
Stockholder's Equity Per Share					
Net Worth at June 30, 2003		$ 5.13	$ 4.36	$ 3.79	$ 3.30
Estimated Net Proceeds		9.79	9.81	9.81	9.82
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro-forma Net Worth Per Share		13.72	12.97	12.40	11.92
Less: Intangible		-	-	-	-
Pro-forma Tangible Net Worth Per Share		$ 13.72	$ 12.97	$ 12.40	$ 11.92

Pro Forma Effect of Conversion Proceeds
As of June 30, 2003
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share					
Historical Earnings Per Share	(8)	$ 0.37	$ 0.31	$ 0.27	$ 0.24
Incremental return Per Share	(8)	0.11	0.11	0.11	0.11
ESOP Adjustment Per Share	(8)	(0.03)	(0.03)	(0.03)	(0.03)
MRP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share		-	-	-	-
Pro Forma Earnings Per Share	(8)	$ 0.40	$ 0.34	$ 0.30	$ 0.27
Shares Utilized					
Shares Utilized		13,352	15,708	18,064	20,774
Pro-forma Ratios					
Price/EPS without Adjustment		25.00	29.41	33.33	37.04
Price/EPS with Adjustment		25.00	29.41	33.33	37.04
Price/Book Value per Share		72.89%	77.10%	80.65%	83.89%
Price/Tangible Book Value		72.89%	77.10%	80.65%	83.89%
Market Value/Assets		20.26%	23.11%	25.80%	28.71%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) ALLL Recapture tax impacted at 40%.
(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 40%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.

Expense Calculations					
Total Shares Offered		14,450	17,000	19,550	22,483
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 144,500	$ 170,000	$ 195,500	$ 224,825
Estimated Insider Purchases		(3,875)	(3,875)	(3,875)	(3,875)
ESOP Purchases		(11,560)	(13,600)	(15,640)	(17,986)
Proceeds to Base Fee On		$ 129,065	$ 152,525	$ 175,985	$ 202,964
Underwriters Percentage		1.35%	1.35%	1.35%	1.35%
Underwriters Fee		$ 1,742	$ 2,059	$ 2,376	$ 2,740
Advisory Fee		-	-	-	-
Total Underwriters Fee		1,742	2,059	2,376	2,740
All Other Expenses		1,248	1,248	1,248	1,248
Total Expense		$ 2,990	$ 3,307	$ 3,624	$ 3,988
Shares Calculations					
Shares Outstanding (used for BV/Sh)		14,450	17,000	19,550	22,483
Less: New ESOP Adjustment		1,156	1,360	1,564	1,799
Less: Old ESOP Adjustment	(1)	0	0	0	0
Plus: New SOP 93-6 ESOP Shares	(2)	58	68	78	90
Plus: Old SOP 93-6 ESOP Shares	(2)	0	0	0	0
Shares for all EPS Calculations		13,352	15,708	18,064	20,774
Actual number of shares for EPS		13,351,800	15,708,000	18,064,200	20,773,830
Actual foundation shares		0	0	0	0

Post Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum
Shares Issued and Exchanged	14,450,000	17,000,000	19,550,000	22,482,500
Price per Share	$ 10	$ 10	$ 10	$ 10
Shares Issued to Foundation	-	-	-	-
Total Shares	14,450,000	17,000,000	19,550,000	22,482,500
Exchange Shares	-	-	-	-
Conversion Shares	14,450,000	17,000,000	19,550,000	22,482,500
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$ 144,500,000	$ 170,000,000	$ 195,500,000	$ 224,825,000
Exchange Value	$ -	$ -	$ -	$ -

MRP Dilution					
Shares Outstanding		14,450,000	17,000,000	19,550,000	22,482,500
Less: New ESOP Adjustment		1,156,000	1,360,000	1,564,000	1,798,600
Less: Old ESOP Adjustment		0	0	0	0
Plus: New MRP issued	(1)	578,000	680,000	782,000	899,300
Plus: New SOP 93-6 ESOP Shares	(2)	57,800	68,000	78,200	89,930
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
Shares for Book Value Dilution	(2)	15,028,000	17,680,000	20,332,000	23,381,800
Shares for all EPS Calculations		13,929,800	16,388,000	18,846,200	21,673,130
EPS		$ 0.38	$ 0.33	$ 0.29	$ 0.26
Shares for Book Value Dilution		15,028,000	17,680,000	20,332,000	23,381,800
BV/Share		$ 13.19	$ 12.47	$ 11.93	$ 11.46
Pre-Tax MRP Expense		1,156	1,360	1,563	1,798

Option Dilution					
Shares Outstanding		14,450,000	17,000,000	19,550,000	22,482,500
Less: New ESOP Adjustment		1,156,000	1,360,000	1,564,000	1,798,600
Less: Old ESOP Adjustment		0	0	0	0
Plus: Options	(1)	1,445,000	1,700,000	1,955,000	2,248,250
Plus: New SOP 93-6 ESOP Shares	(2)	57,800	68,000	78,200	89,930
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
Shares for Book Value Dilution	(2)	15,895,000	18,700,000	21,505,000	24,730,750
Shares for all EPS Calculations		14,796,800	17,408,000	20,019,200	23,022,080
EPS		$ 0.36	$ 0.31	$ 0.27	$ 0.24
BV/Share		$ 13.38	$ 12.69	$ 12.19	$ 11.74
Voting Dilution		10.82%	10.82%	10.82%	10.82%

Clifton Savings Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
March 31, 2003
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	23.81						
Price-Core Earnings Ratio P/E	Mid	27.78	21.88	20.95	16.23	16.27	18.86	15.24
	Max	31.25						
	Smax	35.71						
	Min	73.31%						
Price-to-Book Ratio P/B	Mid	77.46%	145.69%	139.17%	194.64%	196.33%	150.88%	137.62%
	Max	80.97%						
	Smax	84.25%						
	Min	73.31%						
Price-to-Tangible Book Ratio P/TB	Mid	77.46%	148.55%	141.06%	197.72%	200.44%	163.61%	145.52%
	Max	80.97%						
	Smax	84.25%						
	Min	20.64%						
Price-to-Assets Ratio P/A	Mid	23.53%	15.19%	15.62%	17.38%	15.93%	14.32%	13.25%
	Max	26.26%						
	Smax	29.20%						

Valuation Parameters

Prior Twelve Mos. Earning Base	Y			
Period Ended March 31, 2003		$	5,221	(1)
Pre-Conversion Book Value	B			
As of March 31, 2003		$	73,020	
Pre-Conversion Assets	A			
As of March 31, 2003		$	576,055	
Return on Money	R		1.17%	(2)
Conversion Expenses		$	3,307	
	X		1.95%	(3)
Proceeds Not Invested		$	20,400	(4)
Estimated ESOP Borrowings		$	13,600	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	680	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		20	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	6,800	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	1,360	
Foundation Amount		$	-	(7)
Foundation Amount	F		0.00%	0.00%
Foundation Opportunity Cost		$	-	
Tax Benefit	Z	$	-	(8)
Tax Rate	TAX		39.94%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	170,000	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended March 31, 2003.
(2) Net Return assumes a reinvestment rate of 1.95 percent (the 1 year Treasury at June 30, 2003), and a tax rate of 40%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 20 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = \$170,000,000

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = \$170,000,000

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = \$170,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	17,000,000	$ 10	$ 170,000,000
Range:			
- Minimum	14,450,000	$ 10	144,500,000
- Maximum	19,550,000	10	195,500,000
- Super Maximum	22,482,500	10	224,825,000

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	14,450,000	17,000,000	19,550,000	22,482,500
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 144,500,000	$ 170,000,000	$ 195,500,000	$ 224,825,000
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	14,450,000	17,000,000	19,550,000	22,482,500
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 144,500,000	$ 170,000,000	$ 195,500,000	$ 224,825,000
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of March 31, 2003
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		14,450,000	17,000,000	19,550,000	22,482,500
Conversion Shares Offered		14,450,000	17,000,000	19,550,000	22,482,500
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 144,500	$ 170,000	$ 195,500	$ 224,825
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		144,500	170,000	195,500	224,825
Gross Proceeds		144,500	170,000	195,500	224,825
Less: Est. Conversion Expenses		2,990	3,307	3,624	3,988
Less: Cash issued to the Foundation		-	-	-	-
Net Proceeds		$ 141,510	$ 166,693	$ 191,876	$ 220,837
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 141,510	$ 166,693	$ 191,876	$ 220,837
Less: ESOP Adjustment	(3)	11,560	13,600	15,640	17,986
Less: MRP Adjustment	(3)	5,780	6,800	7,820	8,993
Net Proceeds Reinvested		$ 124,170	$ 146,293	$ 168,416	$ 193,858
Estimated Incremental Rate of Return		1.17%	1.17%	1.17%	1.17%
Estimated Incremental Return		$ 1,453	$ 1,712	$ 1,970	$ 2,268
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	347	408	470	540
Less: MRP Adjustment	(7)	694	817	939	1,080
Pro Forma Net Income		412	487	561	648
Earnings Before Conversion		5,221	5,221	5,221	5,221
Earnings Excluding Adjustment		5,633	5,708	5,782	5,869
Earnings Adjustment	(6)	-	-	-	-
Earnings After Conversion		$ 5,633	$ 5,708	$ 5,782	$ 5,869

Pro Forma Effect of Conversion Proceeds
As of March 31, 2003
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro Forma Net Worth					
Net Worth at March 31, 2003		$ 73,020	$ 73,020	$ 73,020	$ 73,020
Net Conversion Proceeds		141,510	166,693	191,876	220,837
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(11,560)	(13,600)	(15,640)	(17,986)
Less: MRP Adjustment	(2)	(5,780)	(6,800)	(7,820)	(8,993)
Pro Forma Net Worth		$ 197,190	$ 219,313	$ 241,436	$ 266,878
Pro Forma Tangible Net Worth					
Pro Forma Net Worth		$ 197,190	$ 219,313	$ 241,436	$ 266,878
Less: Intangible	(5)	-	-	-	-
Pro Forma Tangible Net Worth		$ 197,190	$ 219,313	$ 241,436	$ 266,878
Pro Forma Assets					
Total Assets at March 31, 2003		$ 576,055	$ 576,055	$ 576,055	$ 576,055
Net Conversion Proceeds		141,510	166,693	191,876	220,837
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(11,560)	(13,600)	(15,640)	(17,986)
Less: MRP Adjustment	(2)	(5,780)	(6,800)	(7,820)	(8,993)
Pro Forma Assets Excluding Adjustment		700,225	722,348	744,471	769,913
Plus: Adjustment	(6)	-	-	-	-
Pro Forma Total Assets		$ 700,225	$ 722,348	$ 744,471	$ 769,913
Stockholder's Equity Per Share					
Net Worth at March 31, 2003		$ 5.05	$ 4.30	$ 3.74	$ 3.25
Estimated Net Proceeds		9.79	9.81	9.81	9.82
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro Forma Net Worth Per Share		13.64	12.91	12.35	11.87
Less: Intangible		-	-	-	-
Pro Forma Tangible Net Worth Per Share		$ 13.64	$ 12.91	$ 12.35	$ 11.87

Pro Forma Effect of Conversion Proceeds
As of March 31, 2003
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share					
Historical Earnings Per Share	(8)	$ 0.39	$ 0.33	$ 0.29	$ 0.25
Incremental return Per Share	(8)	0.11	0.11	0.11	0.11
ESOP Adjustment Per Share	(8)	(0.03)	(0.03)	(0.03)	(0.03)
MRP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share		-	-	-	-
Pro Forma Earnings Per Share	(8)	$ 0.42	$ 0.36	$ 0.32	$ 0.28
Shares Utilized					
Shares Utilized		13,352	15,708	18,064	20,774
Pro Forma Ratios					
Price/EPS without Adjustment		23.81	27.78	31.25	35.71
Price/EPS with Adjustment		23.81	27.78	31.25	35.71
Price/Book Value per Share		73.31%	77.46%	80.97%	84.25%
Price/Tangible Book Value		73.31%	77.46%	80.97%	84.25%
Market Value/Assets		20.64%	23.53%	26.26%	29.20%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 40%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.

Expense Calculations					
Total Shares Offered		14,450	17,000	19,550	22,483
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 144,500	$ 170,000	$ 195,500	$ 224,825
Estimated Insider Purchases		(3,875)	(3,875)	(3,875)	(3,875)
ESOP Purchases		(11,560)	(13,600)	(15,640)	(17,986)
Proceeds to Base Fee On		$ 129,065	$ 152,525	$ 175,985	$ 202,964
Underwriters Percentage		1.35%	1.35%	1.35%	1.35%
Underwriters Fee		$ 1,742	$ 2,059	$ 2,376	$ 2,740
Advisory Fee		-	-	-	-
Total Underwriters Fee		1,742	2,059	2,376	2,740
All Other Expenses		1,248	1,248	1,248	1,248
Total Expense		$ 2,990	$ 3,307	$ 3,624	$ 3,988

Shares Calculations					
Shares Outstanding		14,450	17,000	19,550	22,483
Less: New ESOP Adjustment		1,156	1,360	1,564	1,799
Less: Old ESOP Adjustment	(1)	0	0	0	0
Plus: New SOP 93-6 ESOP Shares	(2)	58	68	78	90
Plus: Old SOP 93-6 ESOP Shares	(2)	0	0	0	0
Shares for all EPS Calculations		13,352	15,708	18,064	20,774
Actual number of shares for EPS		13,351,800	15,708,000	18,064,200	20,773,830
Actual foundation shares		0	0	0	0

Post Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum
Shares Issued and Exchanged	14,450,000	17,000,000	19,550,000	22,482,500
Price per Share	$ 10	$ 10	$ 10	$ 10
Shares Issued to Foundation	-	-	-	-
Total Shares	14,450,000	17,000,000	19,550,000	22,482,500
Exchange Shares	-	-	-	-
Conversion Shares	14,450,000	17,000,000	19,550,000	22,482,500
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$ 144,500,000	$ 170,000,000	$ 195,500,000	$ 224,825,000
Exchange Value	$ -	$ -	$ -	$ -

MRP Dilution					
Shares Outstanding		14,450,000	17,000,000	19,550,000	22,482,500
Less: New ESOP Adjustment		1,156,000	1,360,000	1,564,000	1,798,600
Less: Old ESOP Adjustment		0	0	0	0
Plus: New MRP issued	(1)	578,000	680,000	782,000	899,300
Plus: New SOP 93-6 ESOP Shares	(2)	57,800	68,000	78,200	89,930
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		13,929,800	16,388,000	18,846,200	21,673,130
EPS		$ 0.41	$ 0.35	$ 0.31	$ 0.28
BV/Share		$ 13.12	$ 12.40	$ 11.87	$ 11.41
Voting Dilution		4.33%	4.33%	4.33%	4.33%

Option Dilution					
Shares Outstanding		14,450,000	17,000,000	19,550,000	22,482,500
Less: New ESOP Adjustment		1,156,000	1,360,000	1,564,000	1,798,600
Less: Old ESOP Adjustment		0	0	0	0
Plus: Options	(1)	1,445,000	1,700,000	1,955,000	2,248,250
Plus: New SOP 93-6 ESOP Shares	(2)	57,800	68,000	78,200	89,930
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		14,796,800	17,408,000	20,019,200	23,022,080
EPS		$ 0.38	$ 0.33	$ 0.29	$ 0.25
BV/Share		$ 13.31	$ 12.64	$ 12.14	$ 11.70
Voting Dilution		10.82%	10.82%	10.82%	10.82%